SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

18 May 2007

Australia and New Zealand Banking Group Limited

ACN 005 357 522

(Translation of registrant’s name into English)

Level 6, 100 Queen Street Melbourne Victoria 3000 Australia

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Form 6-K may contain certain forward-looking statements, including statements regarding (i) economic and financial forecasts, (ii) anticipated implementation of certain control systems and programs, (iii) the expected outcomes of legal proceedings and (iv) strategic priorities.  Such forward- looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond our control and which may cause actual results to differ materially from those expressed in the forward-looking statement contained in these forward- looking statements.  For example, these forward-looking statements may be affected by movements in exchange rates and interest rates, general economic conditions, our ability to acquire or develop necessary technology, our ability to attract and retain qualified personnel, government regulation, the competitive environment and political and regulatory policies.  There can be no assurance that actual outcomes will not differ materially from the forward-looking statements contained in the Form 6-K.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Australia and New Zealand Banking Group Limited

(Registrant)

By:	/s/ John Priestley
Company Secretary
(Signature)*

Date 18 May 2007

* Print the name and title of the signing officer under his signature.

2

ANZ NATIONAL BANK LIMITED GROUP

General Disclosure Statement

for the six months ended 31 March 2007

Number 45 Issued May 2007

ANZ National Bank Limited

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURE STATEMENT for the six months ended 31 March 2007

Contents

General Disclosures

Summary of Financial Statements

Income Statements

Statements of Recognised Income and Expenses

Balance Sheets

Cash Flow Statements

Notes to the Financial Statements

Directorate and Auditors

Conditions of Registration

Credit Rating Information

Directors’ Statement

Independent Review Report

Index

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURES

This Disclosure Statement has been issued in accordance with the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 2007 (‘the Order’).

In this Disclosure Statement unless the context otherwise requires:

a)                 “Banking Group” means ANZ National Bank Limited and all its subsidiaries; and

b)                any term or expression which is defined in, or in the manner prescribed by, the Registered Bank Disclosure Statement (Full and Half Year – New Zealand Incorporated Registered Banks) Order 2007 shall have the meaning given in or prescribed by that Order.

General Matters

The full name of the registered bank is ANZ National Bank Limited (‘the Bank’) and its address for service is Level 14, ANZ Tower, 215-229 Lambton Quay, Wellington, New Zealand.

The Bank was incorporated under the Companies Act 1955 by virtue of the ANZ Banking Group (New Zealand) Act 1979 on 23 October 1979, and was reregistered under the Companies Act 1993 on 13 June 1997.

The immediate parent company of the Bank is ANZ Holdings (New Zealand) Limited (incorporated in New Zealand). The immediate parent company is owned by ANZ Funds Pty Limited (incorporated in Australia).

The Ultimate Parent Bank is Australia and New Zealand Banking Group Limited (‘ANZ’), which is incorporated in Australia, and its address for service is 100 Queen Street, Melbourne, Australia.

The Bank is wholly owned by its immediate parent company and ultimately the Ultimate Parent Bank. The immediate parent company has the power under the Bank’s Constitution to appoint any person as a Director of the Bank either to fill a casual vacancy or as an additional Director or to remove any person from the office of Director, from time to time by giving written notice to the Bank. No appointment of a new Director may occur unless the Reserve Bank of New Zealand confirms that it does not object to the appointment.

Nature of Business

The principal activities of the Banking Group during the period were retail, corporate and rural banking, mortgage lending, hire purchase and general finance, international and investment banking, nominee and custodian services, and life insurance and funds management activities through the ING New Zealand joint venture.

With the sale of Truck Leasing Limited, the Banking Group no longer has significant operating lease activities.

Material Financial Support

In accordance with the requirements issued by the Australian Prudential Regulatory Authority pursuant to the Prudential Standards, Australia and New Zealand Banking Group Limited, as the Ultimate Parent Bank, may not provide material financial support to the Bank contrary to the following:

•                     the Ultimate Parent Bank should not undertake any third party dealings with the prime purpose of supporting the business of the Bank;

•                     the Ultimate Parent Bank should not bold unlimited exposures (should be limited as to specified time and amount) in the Bank (e.g. not provide a general guarantee covering any of the Bank’s obligations);

•                     the Ultimate Parent Bank should not enter into cross default clauses whereby a default by the Bank on an obligation (whether financial or otherwise) is deemed to trigger a default of the Ultimate Parent Bank in its obligations; .

•                     the Board of the Ultimate Parent Bank in determining limits on acceptable levels of exposure to the Bank should have regard to:

•                    the level of exposure that would be approved to third parties of broadly equivalent credit status. In this regard, prior consultation (and in cases approval) is required before entering exceptionally large exposures; and

•                    the impact on the Ultimate Parent Bank’s capital and liquidity position and its ability to continue operating in the event of a failure by the Bank.

•                     the level of exposure to the Bank not exceeding:

•                    50% on an individual exposure basis; and

•                    150% in aggregate (being exposures to all similar regulated entities related to the Ultimate Parent Bank)

of the Ultimate Parent Bank’s capital base.

Additionally, the Ultimate Parent Bank may not provide material financial support in breach of the Australian Banking Act (1959). This requires the Australian Prudential Regulatory Authority to exercise its powers and functions for the protection of a bank’s depositors and in the event of a bank becoming unable to meet its obligations or suspending payment, the assets of the bank in Australia shall be available to meet that bank’s deposit liabilities in Australia in priority to all other liabilities of the bank.

The Ultimate Parent Bank has not provided material financial support to the Bank contrary to any of the above requirements.

Pending Proceedings or Arbitration

Other than disclosed in the Disclosure Statement, there are no pending proceedings or arbitration concerning any member of the Banking Group that may have a material adverse effect on the Bank or the Banking Group as at the date of the General Disclosure Statement.

The Banking Group has received amended tax assessments from the New Zealand Inland Revenue Department (‘IRD’) in respect of its review of certain structured finance transactions. The Banking Group is confident, based on independent tax and legal advice obtained, that its tax treatment of these transactions is correct and disagrees with the IRD’s position.

The Commerce Commission has brought proceedings under the Commerce Act 1986 against Visa, MasterCard and all New Zealand issuers of Visa and MasterCard credit cards, including the Bank. Several major New Zealand retailers have also issued proceedings. The Bank is defending the proceedings. At this stage any potential liabilities cannot be assessed.

Further details on pending proceedings or arbitration are set out in Note 41 Contingent Liabilities and Credit Related Commitments.

Other Material Matters

There are no matters relating to the business or affairs of the Bank and the Banking Group which are not contained elsewhere in the General Disclosure Statement and which would, if disclosed, materially adversely affect the decision of a person to subscribe for debt securities of which the Bank or any member of the Banking Group is the issuer.

Guarantors

The material obligations of the Bank are not guaranteed.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

SUMMARY OF FINANCIAL STATEMENTS

	Consolidated
				Previous	Previous	Previous
	NZ IFRS	NZ IFRS(1),(2)	NZ IFRS(1),(2)	GAAP(3)	GAAP	GAAP
	Unaudited	Audited	Audited	Audited	Audited	Audited
	6 months to	Year to	Year to	Year to	Year to	Year to
	31/03/2007	30/09/2006	30/09/2005	30/09/2004	30/09/2003	30/09/2002
	$m	$m	$m	$m	$m	$m
Continuing operations
Interest income	3,923	7,206	6,009	4,481	1,980	1,829
Interest expense	2,816	5,077	4,069	2,797	1,220	1,112

Net interest income	1,107	2,129	1,940	1,684	760	717
Other operating income	422	802	794	751	453	500

Net operating income	1,529	2,931	2,734	2,435	1,213	1,217
Operating expenses	653	1,323	1,312	1,265	559	545

Profit before provision for credit impairment and income tax	876	1,608	1,422	1,170	654	672
Collective provision charge (credit)	22	(10)	121	133	61	65
Individual provision charge(4)	8	28	—	—	—	—

Provision for credit impairment	30	18	121	133	61	65

Profit before income tax	846	1,590	1,301	1,037	593	607
Income tax expense	287	523	398	357	176	177

Profit after income tax from continuing operations	559	1,067	903	680	417	430
Discontinued operation
Profit from discontinued operation (net of income tax)	76	5	14	—	—	—

Profit after income tax	635	1,072	917	680	417	430
Retained profits at beginning of the period	2,235	2,003	1,438	958	841	786
Adjustment on adoption of NZ IFRS on 1 October 2004	—	—	4	—	—	—
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	61	—	—	—	—

Total available for appropriation	2,870	3,136	2,359	1,638	1,258	1,216
Actuarial gain (loss) on defined benefit schemes after tax	6	(1)	4	—	—	—
Appropriation Interim ordinary dividends paid	—	(900)	(360)	(200)	(300)	(375)

Retained profits at end of the period	2,876	2,235	2,003	1,438	958	841

	Consolidated
				Previous	Previous	Previous
	NZ IFRS	NZ IFRS(1),(2)	NZ IFRS(1),(2)	GAAP(3)	GAAP	GAAP
	Unaudited	Audited	Audited	Audited	Audited	Audited
	6 months to	Year to	Year to	Year to	Year to	Year to
	31/03/2007	30/09/2006	30/09/2005	30/09/2004	30/09/2003	30/09/2002
	$m	$m	$m	$m	$m	$m
Total impaired assets (on-balance sheet and off-balance sheet)	124	159	220	123	25	43
Total assets	100,958	96,024	85,501	74,212	29,362	27,353
Total liabilities	92,066	87,791	77,555	66,831	27,998	26,106
Equity	8,892	8,233	7,946	7,381	1,364	1,247

(1) On 1 October 2005, the Banking Group adopted New Zealand equivalents to International Financial Reporting Standards (‘NZ IFRS’). In accordance with NZ IFRS, the comparative information was restated using the new accounting standards from 1 October 2004. As permitted by the transitional provisions set out in NZ IFRS 1: First-time Adoption of New Zealand Equivalents to International Financial Reporting Standards, management has elected not to restate comparative information for the adoption of NZ IAS 32 Financial Instruments: Disclosure and Presentation (NZ IAS 32) and NZ IAS 39 Financial Instruments: Recognition and Measurement (NZ IAS 39). Refer to Note 52 Explanation of Transition to NZ IFRS in the 30 September 2006 General Disclosure Statement for an explanation of the Banking Group’s transition to NZ IFRS and the adjustments required to comply with NZ IFRS.

(2) Truck Leasing Limited has been classified as a discontinued operation for the comparative years ending 30 September 2006 and 30 September 2005. For further details, refer to Note 10 Discontinued Operations.

(3) On 1 December 2003, the Banking Group acquired all of the shares of NBNZ Holdings Limited (‘NBNZ Group’). The results and financial position of NBNZ Group have been included in the Banking Group since that date. For further details, refer to Note 14 Acquisition of Subsidiaries in the 30 September 2004 General Disclosure Statement.

(4) The Reserve Bank of New Zealand’s guidelines require the Banking Group to show the individual provision charge to profit as the ‘impaired asset expense’. Prior to adopting NZ IFRS on 1 October 2005, under the Banking Group’s Bad and Doubtful Debts policy, the required individual provision was not charged to profit, but was transferred from the collective provision balance. The Banking Group’s provision for credit impairment, which represented the expected average annual loss on principal over the economic cycle for the lending portfolio, was credited to the collective provision. Under NZ IFRS, there is no longer a transfer between the collective and individual provisions. Further detail on the provision for credit impairment is set out in Note 15 Provision for Credit Impairment.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

INCOME STATEMENTS for the six months ended 31 March 2007

		Consolidated			Parent
		Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
		6 months to	6 months to	Year to	6 months to	6 months to	Year to
	Note	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
		$m	$m	$m	$m	$m	$m
Continuing operations
Interest income	4	3,923	3,455	7,206	3,777	3,287	6,892

Interest expense	5	2,816	2,437	5,077	2,995	2,610	5,589

Net interest income		1,107	1,018	2,129	782	677	1,303

Other operating income	4	411	426	780	485	402	885

Share of profit of equity accounted associates and jointly controlled entities	16	11	12	22	11	12	22

Net operating income		1,529	1,456	2,931	1,278	1,091	2,210

Operating expenses	5	653	683	1,323	629	657	1,273

Profit before provision for credit impairment and income tax		876	773	1,608	649	434	937

Provision for credit impairment	15	30	13	18	29	12	16

Profit before income tax		846	760	1,590	620	422	921

Income tax expense	6	287	242	523	195	135	310

Profit after income tax from continuing operations		559	518	1,067	425	287	611

Discontinued operation
Profit from discontinued operation (net of income tax)	10	76	2	5	—	—	—

Profit after income tax		635	520	1,072	425	287	611

The notes on pages 8 to 85 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

STATEMENT OF RECOGNISED INCOME AND EXPENSES for the six months ended 31 March 2007

		Consolidated			Parent
		Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
		6 months to	6 months to	Year to	6 months to	6 months to	Year to
	Note	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
		$m	$m	$m	$m	$m	$m
Available-for-sale revaluation reserve:
Valuation gain taken to equity	30	—	—	3	—	—	3
Cumulative gain transferred to the income statement on sale	30	(3)	—	—	(3)	—	—

Cash flow hedging reserve:
Valuation gain (loss) taken to equity	30	31	(60)	18	31	(60)	18
Actuarial gain (loss) on defined benefit schemes	30, 51	9	(2)	(2)	9	(2)	(2)
Income tax (expense) credit on items recognised directly in equity		(13)	21	(5)	(13)	21	(5)

Net income (expense) recognised directly in equity		24	(41)	14	24	(41)	14

Profit after income tax		635	520	1,072	425	287	611

Total recognised income and expenses for the period		659	479	1,086	449	246	625

The notes on pages 8 to 85 form part of and should be read in conjunction with these financial statements.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

BALANCE SHEETS as at 31 March 2007

		Consolidated			Parent
		Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	Note	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
		$m	$m	$m	$m	$m	$m
Assets
Liquid assets	7	5,741	1,997	2,698	5,740	1,997	2,698
Due from other financial institutions	8	3,067	7,110	5,617	2,580	6,510	5,111
Trading securities	9	1,917	1,652	1,596	1,916	1,652	1,596
Held for sale assets	10	—	—	538	—	—	—
Derivative financial instruments	11	3,041	3,648	2,020	3,066	3,648	2,019
Available-for-sale assets	12	45	556	359	35	546	349
Net loans and advances	13, 14, 15	82,258	74,176	78,155	78,570	70,462	74,453
Due from subsidiary companies		—	—	—	1,543	1,577	1,505
Shares in controlled entities, associates and jointly controlled entities	16	190	174	177	7,669	8,774	7,684
Current tax assets		28	—	114	208	100	242
Other assets	17	800	606	890	686	505	797
Deferred tax assets	18	353	363	332	324	328	307
Premises and equipment	19	225	729	240	54	51	59
Goodwill and other intangible assets	20	3,293	3,283	3,288	3,243	3,237	3,239

Total assets		100,958	94,294	96,024	105,634	99,387	100,059

Liabilities
Due to other financial institutions	21	4,178	3,936	3,987	1,741	2,357	2,828
Deposits and other borrowings	22	64,758	61,716	63,176	56,618	51,067	53,594
Due to subsidiary companies		—	—	—	30,185	29,347	28,648
Derivative financial instruments	11	3,168	2,927	1,997	3,165	2,916	1,992
Payables and other liabilities	23	1,413	1,363	1,240	1,132	1,143	1,015
Held for sale liabilities	10	—	—	53	—	—	—
Current tax liabilities		—	11	—	—	—	—
Deferred tax liabilities	24	262	178	210	256	143	202
Provisions	25	144	149	135	127	144	131
Bonds and notes	26	13,340	11,323	12,468	509	935	475
Related party funding	27	2,764	2,643	2,720	2,764	2,643	2,720
Loan capital	28	2,039	1,522	1,805	2,039	1,522	1,805

Total liabilities		92,066	85,768	87,791	98,536	92,217	93,410

Net assets		8,892	8,526	8,233	7,098	7,170	6,649

Equity
Ordinary share capital	29	5,943	5,943	5,943	5,943	5,943	5,943
Reserves	30	73	—	55	73	—	55
Retained profits	30	2,876	2,583	2,235	1,082	1,227	651

Total equity		8,892	8,526	8,233	7,098	7,170	6,649

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CASH FLOW STATEMENTS for the six months ended 31 March 2007

		Consolidated			Parent
		Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
		6 months to	6 months to	Year to	6 months to	6 months to	Year to
	Note	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
		$m	$m	$m	$m	$m	$m
Cash flows from operating activities
Interest received		3,717	3,174	6,707	3,581	3,048	6,445
Dividends received		1	—	1	101	—	153
Fees and other income received		437	515	953	398	425	774
Interest paid		(2,587)	(2,221)	(4,669)	(2,762)	(2,423)	(5,229)
Operating expenses paid		(664)	(657)	(1,276)	(650)	(635)	(1,230)
Income taxes paid		(176)	(116)	(466)	(137)	(22)	(285)

Cash flows from operating profits before changes in operating assets and liabilities		728	695	1,250	531	393	628
Net changes in operating assets and liabilities:
Decrease (increase) in due from other financial institutions – term		893	(1,042)	(128)	894	(1,931)	(302)
Increase in trading securities		(227)	(739)	(576)	(226)	(739)	(576)
(Increase) decrease in derivative financial instruments		(497)	70	330	(500)	64	301
Decrease in available-for-sale assets		315	886	957	315	896	967
Increase in loans and advances		(4,344)	(4,476)	(8,550)	(4,343)	(4,471)	(8,553)
Increase in due from subsidiary companies		—	—	—	(38)	(147)	(75)
Decrease in other assets		130	415	117	144	404	123
Increase (decrease) in due to other financial institutions – term		1,223	(571)	(386)	(1)	26	(107)
Increase in deposits and other borrowings		1,416	1,565	2,883	2,863	2,944	5,301
Increase (decrease) in payables and other liabilities		137	(237)	(375)	87	(258)	(399)

Net cash flows used in operating activities	45	(226)	(3,434)	(4,478)	(274)	(2,819)	(2,692)

Cash flows from investing activities
Proceeds from sale of shares in associates and jointly controlled entities		—	—	12	—	—	—
Proceeds related to sale of controlled entities(1)	10	585	—	—	—	—	1,091
Proceeds from sale of premises and equipment		16	21	87	2	55	57
Purchase of shares in associates and jointly controlled entities		(2)	(4)	(7)	—	(4)	(5)
Acquisition of shares in subsidiary companies		—	—	(5)	—	(1,230)	(1,235)
Purchase of intangible assets		(8)	(4)	(10)	(7)	(4)	(9)
Purchase of premises and equipment		(25)	(98)	(228)	(7)	(5)	(25)

Net cash flows provided by (used in) investing activities		566	(85)	(151)	(12)	(1,188)	(126)

Cash flows from financing activities
Proceeds from bonds and notes		2,251	4,026	6,337	27	302	312
Redemptions of bonds and notes		(503)	(69)	(663)	—	(16)	(482)
Proceeds from loan capital		250	—	400	250	—	400
Redemptions of loan capital		—	—	(100)	—	—	(100)
Increase in due to subsidiaries		—	—	—	2,420	4,211	4,156
Increase (decrease) in related party funding		44	(7)	70	44	(7)	70
Dividends paid		—	—	(900)	—	—	(900)

Net cash flows provided by financing activities		2,042	3,950	5,144	2,741	4,490	3,456

Net cash flows used in operating activities		(226)	(3,434)	(4,478)	(274)	(2,819)	(2,692)
Net cash flows provided by (used in) investing activities		566	(85)	(151)	(12)	(1,188)	(126)
Net cash flows provided by financing activities		2,042	3,950	5,144	2,741	4,490	3,456

Net increase in cash and cash equivalents		2,382	431	515	2,455	483	638
Cash and cash equivalents at beginning of the period		2,728	2,213	2,213	3,865	3,227	3,227

Cash and cash equivalents at end of the period		5,110	2,644	2,728	6,320	3,710	3,865

Reconciliation of cash and cash equivalents to the balance sheets
Liquid assets		5,741	1,997	2,698	5,740	1,997	2,698
Due from other financial institutions – less than 90 days		2,305	3,921	3,998	2,303	3,918	3,976
Due to other financial institutions – less than 90 days		(2,936)	(3,274)	(3,968)	(1,723)	(2,205)	(2,809)

Total cash and cash equivalents		5,110	2,644	2,728	6,320	3,710	3,865

The cash flow statement has not been restated for the classification of Truck Leasing Limited (‘TLL’) as a discontinued operation as at 30 September 2006. Disclosure of the net cash flows attributable to the operating, investing and financing activities of the discontinued operations are presented in Note 10 Discontinued Operations.

The notes on pages 8 to 85 form part of and should be read in conjunction with these financial statements.

(1) The cash proceeds from the sale of controlled entities includes $438 million relating to the repayment of TLL’s unsecured bank borrowings with UDC Finance Limited by the acquiree.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

NOTES TO THE FINANCIAL STATEMENTS

1.                       ACCOUNTING POLICIES

(i)                      Basis of preparation

These financial statements have been prepared in accordance with the requirements of the Companies Act 1993, the Financial Reporting Act 1993 and the Registered Bank Disclosure Statement (Full and Half Year – New Zealand Incorporated Banks) Order 2007 (the ‘Order’). The parent company’s financial statements are for ANZ National Bank Limited (the ‘Bank’) as a separate entity and the consolidated financial statements are for the ANZ National Bank Limited Group (the ‘Banking Group’ and reporting entity), which includes subsidiaries and associate companies disclosed in Note 47 Controlled Entities, Associates and Interests in Jointly Controlled Entities.

These financial statements have also been prepared in accordance with New Zealand Generally Accepted Accounting Principles. They comply with New Zealand equivalents to International Financial Reporting Standards and other applicable Financial Reporting Standards, as appropriate for profit-oriented entities. Compliance with NZ IFRS ensures that the financial statements also comply with International Financial Reporting Standards (‘IFRS’).

These financial statements were authorised for issue by the Board of Directors on 1 May 2007.

(ii)                  Presentation currency and rounding

The amounts contained in the financial statements are presented in millions of New Zealand dollars, unless otherwise stated.

(iii)              Changes in accounting policies / adoption of NZ IFRS

The Ultimate Parent Company, Australia and New Zealand Banking Group Limited, adopted the Australian equivalents to IFRS for the reporting period commencing 1 October 2005. Hence, from this date, the Banking Group has elected to prepare financial statements using NZ IFRS as issued by the International Accounting Standards Board and approved by the Accounting Standards Review Board (‘ASRB’).

The accounting policies set out below have been consistently applied to all periods presented in these financial statements, except for a change in the recognition of financial guarantee contracts. With effect from 1 October 2006, financial guarantee contracts are recognised initially at fair value. After initial recognition, such contracts are measured at the higher of the amount determined in accordance with NZ IAS 37: Provisions, Contingent Liabilities and Contingent Assets, or the amount initially recognised. There was no financial impact on adoption of this amendment to NZ IAS 39: Financial Instruments: Recognition and Measurement.

The Banking Group has not early adopted NZ IFRS 7: Financial Instruments: Disclosures (‘NZ IFRS 7’), issued in November 2005. This standard is effective for annual accounting periods beginning on or after 1 January 2007. Application of NZ IFRS 7 will result in changes to disclosures about the risks arising from financial instruments. The initial application of NZ IFRS 7 is not expected to have an impact on the financial results.

(iv)                 Measurement base

The financial statements have been prepared on a going concern basis in accordance with historical cost concepts except that the following assets and liabilities are stated at their fair value: derivative financial instruments, assets treated as available for sale, financial instruments held for trading, certain financial liabilities designated at fair value through profit or loss, certain assets and liabilities designated as part of fair value hedging arrangements and defined benefit scheme assets and liabilities.

(v)                     Accounting estimates

The preparation of the financial statements requires the use of management judgement, estimates and assumptions that affect reported amounts and the application of policies. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable. Actual results may differ from these estimates.

For further discussion on the judgements and estimates made by the Banking Group, in the process of applying its accounting policies, that have the most effect on the amounts recognised in the financial statements refer to Note 2 Critical Estimates and Judgements Used in Applying Accounting Policies.

(vi)                 Consolidation

These financial statements consolidate the financial statements of ANZ National Bank Limited (the ‘Bank’) and its subsidiaries (the ‘Banking Group’).

Subsidiaries

Control means the power to govern, directly or indirectly, decision making in relation to the financial and operating policies of an entity so as to obtain benefits from its activities.

Where subsidiaries have been sold or acquired during the period, their operating results have been included to the date control ceases or from the date control is transferred to the Banking Group.

The purchase method of accounting is used to account for the acquisition of subsidiaries. The cost of acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at acquisition date. The excess of the cost of acquisition over the fair value of the Banking Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the Banking Group’s share of the net assets of the subsidiary acquired, the difference is recognised directly in the income statement.

Inter-company transactions, balances and unrealised gains on transactions between group companies are eliminated on consolidation. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of the subsidiary have been changed where necessary to ensure consistency with the policies adopted by the Banking Group.

Associates and joint ventures

Associates are all entities over which the Banking Group has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Joint ventures are entities over which the Banking Group has joint control. Joint control is the contractually agreed sharing of control and exists only when the strategic financial and operating decisions relating to the business activities of the joint venture require the unanimous consent of the parties sharing control. The Banking Group adopts the equity method of accounting for associates and jointly controlled entities. The Banking Group’s investment in equity accounted associates and jointly controlled entities is initially recognised at cost and includes any attributable goodwill (net of accumulated impairment losses) identified on acquisition.

The Banking Group’s share of the post acquisition results of associates and jointly controlled entities is included in the consolidated income statement and its share of post-acquisition movements in reserves recognised in reserves. Shares in associates and jointly controlled entities are stated in the consolidated balance sheet at cost plus the Banking Group’s share of post acquisition net assets. Unrealised gains on transactions between the Banking Group and its associates and jointly controlled entities are eliminated to the extent of the Banking Group’s interest in the entity. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. The accounting policies of an associate or jointly controlled entity have been changed where necessary to ensure consistency with the policies adopted by the Banking Group.

Interests in associates and jointly controlled entities are reviewed at each reporting date for impairment. Any impairment is recognised in the income statement.

All significant activities of the Banking Group, with the exception of the ING New Zealand Joint Venture, are operated through wholly owned and controlled entities.

The Banking Group may invest in or establish special purpose entities to enable it to undertake specific types of transactions. Where the Banking Group controls such vehicles, they are consolidated into the Banking Group’s financial results.

(vii)             Foreign currency

Functional and presentation currency

Items included in the financial statements of each of the Banking Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The Banking Group’s financial statements are presented in New Zealand dollars, which is the Bank’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing on the date of the transaction. Foreign exchange gains and losses resulting from (i) the settlement of such transactions, and (ii) the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except when deferred in equity as qualifying cash flow hedges.

Translation differences on non-monetary items held at fair value through profit or loss, are reported as part of the fair value gain or loss in the income statement.

(viii)         Revenue and expense recognition

Revenue is recognised to the extent that it is probable that economic benefits will flow to the Banking Group and that revenue can be reliably measured. Expenses are recognised in the income statement on an accruals basis.

(ix)                Interest income and interest expense

Interest income and interest expense are recognised in the income statement as they accrue, using the effective interest method.

The effective interest method calculates the amortised cost of a financial asset or financial liability and allocates the interest income or interest expense, including any fees and directly related transaction costs that are an integral part of the effective interest rate, over the expected life of the financial asset or liability. The application of the method has the effect of recognising income and expense on the financial asset or liability evenly in proportion to the amount outstanding over the period to maturity or repayment. Loan commitment fees (together with related direct costs), are deferred and recognised as an adjustment to the effective interest on the loan once drawn or immediately to the income statement for expired commitments.

Fees and commissions payable to brokers in respect of originating lending business, where these are direct and incremental costs related to the issue of a financial instrument, are included in interest income as part of the effective interest rate.

(x)                    Fee and commission income

Fees and commission income integral to the effective yield of a financial asset or liability are recognised as an adjustment to the effective interest calculation and included in net interest income.

Fees and commissions that relate to the execution of a significant act (for example, advisory services, placement fees and underwriting fees) are recognised when the significant act has been completed.

Fees charged for providing ongoing services that represent the recoupment of the costs of providing service (for example, maintaining and administering existing facilities) are recognised as revenue over the period the service is provided.

(xi)                Offsetting of income and expenses

Income and expenses are not offset unless required or permitted by an accounting standard. This generally arises in the following circumstances:

•                    where gains and losses relating to fair value hedges are assessed as being effective;

•                    where gains and losses from a group of similar transactions are reported on a net basis such as foreign exchange gains and losses;

•                    where amounts are collected on behalf of third parties, where the Banking Group is, in substance, acting as an agent only; or

•                    where costs are incurred on behalf of customers from whom the Banking Group is reimbursed.

(xii)            Recognition and derecognition of financial assets and financial liabilities

The Banking Group recognises a financial asset or liability on its balance sheet when, and only when, the Banking Group becomes a party to the contractual provisions of the financial asset or liability. The Banking Group derecognises a financial asset from its balance sheet when, and only when, (i) the contractual rights to the cash flows from the financial asset expire, or (ii) the Banking Group has transferred all or substantially all of the risks and rewards of ownership of the financial asset and no longer controls the financial asset. The Banking Group derecognises a financial liability from its balance sheet, when and only when, it is extinguished.

(xiii)        Trading securities

Trading securities are those financial assets classified as held for trading and comprise debt and equity securities and treasury notes purchased with the intent of being actively traded. Trading securities are initially recognised at fair value on trade date with transaction costs taken to the income statement. Gains and losses on subsequent revaluation are taken to the income statement. The assets are derecognised when the rights to receive cash flows have expired, or the Banking Group has transferred substantially all of the risks and rewards of ownership. Fair value for listed and unlisted securities is determined by the price displayed by a willing buyer in a liquid market at the reporting date. Where a market price in a liquid market is not readily available, the fair value is determined by reference to the market price available for a security with similar credit, maturity and yield characteristics or by using industry standard pricing models.

(xiv)           Derivative financial instruments

Derivative financial instruments are contracts whose value is derived from changes in one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

Derivative financial instruments are entered into for trading purposes (including customer-related reasons) or for hedging purposes (where the derivative instruments are used to hedge the Banking Group’s exposures to interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions).

Derivative financial instruments are recognised initially at fair value and subsequently remeasured at fair value. Fair values are obtained from quoted prices in active markets (including recent transactions) and valuation techniques including discounted cash flow models and option pricing models, as appropriate. Movements in the fair value of derivative financial instruments are recognised in the income statement, unless the derivative financial instrument meets the requirement for hedge accounting.

Where the derivative financial instrument is designated as, and effective as, a hedging instrument the timing of the recognition of any resultant gain or loss in the income statement is dependent on the hedging designation. These hedging designations and associated accounting are as follows:

(a) Fair value hedge

Where the Banking Group hedges the change in fair value of a recognised asset or liability or firm commitment, any change in the fair value of derivatives designated as fair value hedges are recognised in the income statement. Changes in the fair value of the hedged asset or liability are also recognised in the income statement with a corresponding adjustment to the carrying value of the hedged item.

Hedge accounting is discontinued when the hedge instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. The resulting adjustment to the carrying amount of the hedged item arising from the hedged risk is amortised to the income statement over a period to maturity. If the hedged item is sold or repaid, the balance of the adjustment to the carrying value of the hedged item is recognised in the income statement immediately.

(b) Cash flow hedge

The Banking Group designates derivatives as cash flow hedges where the instrument hedges the variability in cash flows of a recognised asset or liability, or a highly probable forecast transaction. The effective portion of changes in the fair value of derivatives qualifying and designated as cash flow hedges are deferred to the cash flow hedging reserve, which forms part of shareholders’ equity. Any ineffective portion is recognised in the income statement. Amounts deferred in equity are recognised in the income statement in the year during which the hedged forecast transactions take place. Where the forecast transaction that is hedged results in the recognition of a non-financial asset or non-financial liability, the gain or loss previously deferred in equity is transferred from equity and included in the initial measurement of the cost of the asset or liability.

When the hedge expires, is sold, terminated, exercised, or no longer qualifies for hedge accounting, the cumulative amount deferred in equity remains in the cash flow hedging reserve, and is subsequently transferred to the income statement when the hedged item is derecognised.

When a forecast transaction is no longer expected to occur, the amount deferred in equity is recognised in the income statement.

Derivatives that do not qualify for hedge accounting

Changes in the fair value of derivative instruments that do not qualify for hedge accounting are recognised in the income statement.

Embedded derivatives

Derivatives embedded in financial instruments or other host contracts are treated as separate derivatives when their economic characteristics and risks are not closely related to those of the host contracts, and the host contracts are not measured at fair value. The embedded derivative is reported at fair value with changes in fair value recognised in the income statement.

(xv)               Available-for-sale assets

Available-for-sale assets comprise those securities which the Banking Group intends to hold for an indefinite period such as certain fixed term securities, normally until maturity, but which may be sold in response to liquidity needs. They are initially recorded at fair value plus transaction costs. Subsequent gains or losses arising from changes in fair value are included as a separate component of equity called the ‘available-for-sale revaluation reserve’. When the asset is sold the cumulative gain or loss related to the asset is transferred from equity to the income statement.

Where there is objective evidence of impairment, the cumulative loss previously recognised in equity from the decline in fair value of the asset is removed from equity and recognised in the income statement. If in a subsequent period the amount of an impairment loss for a security decreases and the decrease can be linked objectively to an event occurring after the impairment event, the loss previously recognised in the income statement is reversed through the income statement.

Premiums and discounts are included within the calculation of the fair value of the security. Interest is accrued and recognised in accordance with the effective yield method.

(xvi)           Net loans and advances

Net loans and advances are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and not classified as available-for-sale. The loans and advances are initially recognised at fair value including transaction costs that are directly attributable to the issue of the loan or advance. They are subsequently measured at amortised cost using the effective interest method, less any impairment loss. They are derecognised when the rights to receive cash flows have expired or the Banking Group has transferred substantially all the risks and rewards of ownership.

Net loans and advances include direct finance provided to customers such as bank overdrafts, credit cards, term loans, finance lease receivables and commercial bills. Overdrafts,

credit cards and term loans are carried at principal balances outstanding. Customer financing through redeemable preference shares is included within net loans and advances. Dividends received on redeemable preference shares are taken to the income statement as part of interest income, when there is a right to receive income.

Finance lease receivables

Finance lease receivables include amounts due from lessees in relation to finance leases and hire purchase contracts.

The gross amount of contractual payments regarding lease finance to business customers that have a fixed rate and a fixed term are recorded as gross lease receivables and the unearned interest component is recognised as income yet to mature.

The finance lease receivables are initially recognised at amounts equal to the present value of the minimum lease payments, plus the present value of any unguaranteed residual value expected to accrue at the end of the lease term. Finance lease payments are allocated between interest revenue and reduction in the lease receivable over the term of the finance lease, reflecting a constant periodic rate of return on the net investment outstanding in respect of the lease.

Credit assessment

All loans are subject to regular scrutiny and graded according to the level of credit risk. Loans are classified as either productive or impaired.

Impaired assets include other impaired assets, restructured loans and assets acquired through the enforcement of security.

Other impaired assets include loans where there is doubt as to full recovery, and loans that have been restructured. An individual provision is raised to cover the expected loss, where full recovery of principal is doubtful.

Restructured loans are those loans where the counterparty had difficulty complying with the original terms of the contract and the original terms have been modified to grant the counterparty concessional terms where the yield of the loan is equal to or greater than the Banking Group’s average cost of funds and below the yield applicable to a customer of equal credit standing.

Assets acquired through enforcement of security are those assets which are legally owned by the Banking Group as a result of enforcing security, other than any buildings occupied by the Banking Group.

Cash receipts on other impaired assets are initially applied as a reduction in principal.

Past due assets are any loans that have not been operated by the counterparty within its key terms for at least 90 days.

Other assets under administration are any loans, not being impaired or past due, where the customer is in any form of voluntary or involuntary administration.

Impairment of loans and advances

Loans and advances are regularly reviewed for impairment loss. Credit impairment provisions are raised for exposures that are known to be impaired. Loans are impaired and impairment losses incurred if there is objective evidence of impairment as a result of one or more loss events that occurred after the initial recognition of the loan and that loss event (or events) has had a reliably measurable impact on the estimated future cash flows of the individual loan or the collective portfolio of loans.

Impairment is assessed initially for assets that are individually significant (or on a portfolio basis for small value loans), and then on a collective basis for those exposures not individually known to be impaired.

For those exposures that are assessed collectively, these are placed in pools of similar assets with similar risk characteristics. The required provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is adjusted based on current observable data.

The estimated individual impairment loss is measured as the difference between the asset’s carrying amount and the estimated future cash flows discounted to their present value at the original effective interest rate. As this discount unwinds during the period between recognition of impairment and recovery of the written down amount, it is recognised in the income statement. The process of estimating the amount and timing of cash flows involves considerable management judgement. These judgements are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

The provision for credit impairment (individual and collective) is deducted from loans and advances in the balance sheet and the movement in the provision for the reporting period is reflected in the income statement as provision for credit impairment.

When a loan is uncollectible, it is written off against the related provision for loan impairment. Subsequent recoveries of amounts previously written off are taken to the income statement.

Where impairment losses recognised in previous periods are subsequently decreased or no longer exist, such impairments are reversed in the income statement.

(xvii)       Operating leases

Leases as lessee

Operating lease payments are recognised as an expense on a systematic basis over the lease term.

Leases as lessor

Operating lease rentals are included in the income statement on a systematic basis over the lease term. Gross operating lease income comprises amounts received under the lease contracts.

Operating lease assets are stated at cost less accumulated depreciation and are included as part of premises and equipment. Depreciation is calculated using a systematic basis over the estimated useful lives of those assets after deducting any residual values. Residual values are reviewed at each reporting date to ensure they represent the amounts that the Banking Group would currently obtain from disposing of the asset, after deducting the estimated costs of disposal, if the asset were already of the age and in the condition expected at the end of the lease expiry. The estimated lives of lease assets vary up to 10 years.

(xviii)   Repurchase agreements

Securities sold under repurchase agreements are retained in the financial statements where substantially all the risks and rewards of ownership remain with the Banking Group, and a counterparty liability is disclosed under the classifications of due to other financial institutions or deposits and other borrowings.

The difference between the sale price and the repurchase price is amortised over the life of the repurchase agreement and charged to interest expense in the income statement.

Securities purchased under agreements to resell, where the Banking Group does not acquire the risks and rewards of ownership, are recorded as liquid assets, net loans and advances, or due from other financial institutions, depending on the term of the agreement and the counterparty. The security is not included in the balance sheet.

(xix)          Goodwill and other intangible assets

Goodwill

Purchased goodwill, representing the excess of the purchase consideration over the fair value of the identifiable net assets of a controlled entity at the date of gaining control, is recognised as an asset. Goodwill has an indefinite life. The carrying value of goodwill is reviewed for impairment at each reporting period and tested for impairment annually, or more frequently where there is an indication that the goodwill may be impaired. This involves, where required, using discounted cash flow or capitalisation of earnings methodology to determine the expected future benefits of the cash generating unit to which goodwill has been allocated. Where the assessment results in the current carrying value of goodwill exceeding the value of expected future benefits, the difference is charged to the income statement. Any impairment writedown of goodwill is not reversed in subsequent periods.

Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Other intangible assets

Other intangible assets comprise costs incurred in acquiring and building software and computer systems (referred to as software) and an intangible asset relating to the ING New Zealand Joint Venture acquisition.

Software is amortised using the straight-line method over its expected useful life to the Banking Group. The period of amortisation is between 3 and 5 years except for the branch front-end applications where 7 years is used.

At each reporting date, the software assets and other intangible assets are reviewed for impairment against impairment indicators. If any indication of impairment exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the existing carrying value exceeds the recoverable amount, the difference is charged to the income statement.

Costs incurred in planning or evaluating software proposals, or in maintaining systems after implementation, are not capitalised.

(xx)              Premises and equipment

Premises and equipment are carried at cost less accumulated depreciation and impairment.

The gain or loss on the disposal of premises and equipment is determined as the difference between the carrying amount of the assets at the time of disposal and the proceeds of disposal, and is included in the income statement in the period of disposal.

Assets other than freehold land are depreciated at rates based upon their expected useful lives to the Banking Group, using the straight-line method. The depreciation rates used for each class of asset are:

Buildings	1%
Building integrals	10%
Furniture & equipment	10%
Computer & office equipment	12.5% – 33%
Motor vehicles	20%

Leasehold improvements are amortised on a straight-line basis over the shorter of their useful lives or remaining terms of the lease.

At each reporting date, the carrying amounts of premises and equipment are reviewed for indications of impairment. If any such indication exists, the recoverable amount of the assets are estimated and compared against the existing carrying value. Where the asset’s existing carrying value exceeds its recoverable amount the difference is charged to the income statement. Where the asset does not generate cash flows that are independent from other assets, the Banking Group estimates the recoverable amount of the cash generating unit to which the asset belongs. An impairment loss recognised in prior periods may be reversed if there has been a change in the estimates used to determine the asset’s recoverable amount.

(xxi)          Deposits and other borrowings

Deposits and other borrowings include certificates of deposit, interest bearing deposits, debentures, commercial paper and other related interest bearing financial instruments. Deposits and other borrowings, excluding commercial paper, are initially recognised at fair value plus transaction costs and subsequently measured at amortised cost. The interest expense is recognised using the effective interest method as explained in Accounting Policy (ix). Commercial paper is designated at fair value through profit or loss, with fair value movements recorded directly in the income statement.

(xxii)      Bonds, notes and loan capital

Bonds, notes and loan capital are initial recognised at fair value plus transaction costs and subsequently stated at amortised cost. Interest expense is recognised in the income statement using the effective interest method.

(xxiii)  Income tax

Income tax expense

Income tax on profits for the period comprises current and deferred tax. It is recognised in the income statement as tax expense, except when it relates to items credited directly to equity, in which case it is recorded in equity, or where it arises from the initial accounting for a business combination, in which case it is included in the determination of goodwill.

Current tax

Current tax is the expected tax payable on taxable income for the period, based on tax rates (and tax laws) which are enacted or substantively enacted by the reporting date and including any adjustment for tax payable in previous periods. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the tax base balance sheet liability method. Deferred tax arises by providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for tax purposes.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the reporting date.

The measurement reflects the tax consequences that would follow from the manner in which the Banking Group, at the reporting date, recovers or settles the carrying amount of its assets and liabilities.

Deferred tax liabilities are recognised for all taxable temporary differences, other than those in relation to taxable temporary differences arising from goodwill. In addition deferred tax liabilities are recognised for taxable temporary differences arising on investments in controlled entities, branches, associates and joint ventures, except where the Banking Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets associated with these interests are recognised only to the extent that it is probable that the temporary difference will reverse in the foreseeable future and there will be sufficient taxable profits against which to utilise the benefits of the temporary difference.

Deferred tax assets, including those related to the tax effects of income tax losses and credits available to be carried forward, are recognised only to the extent that it is probable that future taxable profits will be available against which the deductible temporary differences or unused tax losses and credits can be utilised.

Deferred tax related to fair value re-measurement of available-for-sale financial assets and cash flow hedges, which are charged or credited directly to equity, is also charged or credited directly to equity and subsequently recognised in the income statement together with the deferred gain or loss on the related asset or liability.

Current and deferred tax assets and liabilities are offset only to the extent that they relate to income taxes imposed by the same taxation authority and there is a legal right and intention to settle on a net basis and it is allowed under the tax law.

(xxiv) Employee benefits

The Banking Group elected to apply the amendments to NZ IAS 19 Employee Benefits (issued May 2005) early, with effect from 1 October 2005. As a result, defined benefit superannuation scheme actuarial gains and losses are taken directly to retained profits. Comparatives have also been restated on this basis.

Leave benefits

The amounts expected to be paid in respect of employees’ entitlements to annual leave are accrued at expected salary rates including on-costs. Liability for long service leave is calculated and accrued for in respect of all applicable employees (including on-costs) using an actuarial valuation.

Superannuation schemes

The Banking Group’s contributions to its defined contribution cash accumulation scheme are recognised as a personnel expense in the income statement when due. Prepaid contributions are recognised as an asset to the extent that a cash refund or a reduction in future payments is available. The Banking Group has no further payment obligations once the contributions have been paid.

The Banking Group operates two defined benefit superannuation schemes. The liability and expense related to providing benefits to employees under each of the defined benefit schemes are calculated by independent actuaries. A defined benefit liability is recognised to the extent that the present value of the defined benefit obligation of each scheme, calculated using the Projected Unit Credit Method, is greater than the fair value of each scheme’s assets. Where this calculation results in a benefit to the Banking Group, a defined benefit asset is recognised. The present value of the defined benefit obligation is determined by discounting the estimated future outflows by reference to New Zealand 10-year government bond rates.

In each subsequent reporting period, ongoing movements in the carrying value of the defined benefit liability or asset are treated as follows:

•                  net movement relating to the current period’s service cost, interest cost, expected return on scheme assets, past service costs and other costs (such as the effects of any curtailments and settlements), is recognised as an employee expense in the income statement;

•                  movements relating to actuarial gains and losses are recognised directly in retained profits; and

•                  cash contributions incurred are recognised directly against the net defined benefit liability or asset.

The assets of the defined benefit and cash accumulation superannuation schemes are held in trust and are not included in these financial statements as the Banking Group does not have direct or indirect control of these schemes. The benefits under the schemes are provided from contributions by employee members and by the Banking Group, and from income earned by the assets of the schemes. Members’ contributions are at varying rates. Actuarial valuations are carried out at minimum of every three years in accordance with the schemes’ Trust Deed and superannuation legislation.

Share-based compensation

The Banking Group’s employees participate in various equity-settled share-based compensation plans operated by the ANZ and largely comprise the Employee Share Acquisition Plan and the ANZ Share Option Plan. The Banking Group purchases ANZ shares and share options for the benefit of its employees from the ANZ, and as such accounts for share-based compensation plans as cash-settled.

ANZ ordinary shares

The fair value of ANZ ordinary shares granted under the Employee Share Acquisition Plan is measured at grant date, using the one-day volume weighted average market price of ANZ shares. The fair value is expensed immediately when shares vest immediately. Where shares are subject to a vesting period, the Banking Group initially recognises a net share compensation asset reflecting the fair value of unvested shares issued to employees of the Banking Group. The fair value of unvested shares is amortised to profit and loss on a straight-line basis over the vesting period (normally three years) as employee services are received.

Share Options

The fair value of ANZ share options is measured at grant date, using a Black-Scholes option pricing model. The fair value is expensed on a straight-line basis over the relevant vesting period. This is recognised as an employee compensation expense with a corresponding increase in the share options liability account.

The option pricing model takes into account the exercise price of the option, the risk free interest rate, the expected volatility of the ANZ ordinary share price and other factors. Market vesting conditions are taken into account in estimating the fair value.

Other adjustments

The amount of expense recognised during the vesting period is adjusted for the number of shares or options expected to vest. Non-market vesting conditions (e.g. service conditions) are taken into account, so that ultimately the expense recognised in the income statement reflects the number of shares or share options that actually vest.

(xxv)         Capitalised expenses

Direct external expenses, comprising direct and incremental costs related to the acquisition of interest earning assets, including structured institutional lending, mortgages and finance leases, are initially recognised as part of the cost of acquiring the asset and written off as an adjustment to its expected yield over its expected life using the effective interest method. The writeoff is to interest income as part of the effective interest rate

For assets subject to prepayment, expected life is determined on the basis of the historical behaviour of the particular asset portfolio, taking into account contractual obligations and prepayment experience assessed on a regular basis. Impairment is assessed through comparing the actual behaviour of the portfolio against initial expected life assumptions.

(xxvi) Provisions

The Banking Group recognises provisions when there is a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably. The amount recognised is the best estimate of the consideration required to settle the present obligation, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows. Any expected third party recoveries are recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(xxvii) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (‘GST’) except where the amount of GST incurred is not recoverable from the Inland Revenue Department (‘IRD’). In these circumstances, the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the IRD is included as ‘other assets’ or ‘other liabilities’ in the balance sheet.

Cash flows are included in the cash flow statement on a net basis. The GST components of cash flows arising from investing and financing activities, which are recoverable from, or payable to, the IRD are classified as operating cash flows.

(xxviii) Offsetting of assets and liabilities

Assets and liabilities are offset and the net amount reported in the balance sheet only where:

•                  There is a current enforceable legal right to offset the asset and liability; and

•                  There is an intention to settle on a net basis, or to realise the asset and settle the liability simultaneously.

(xxix) Contingent liabilities

Liabilities are no longer contingent, and are recognised on the balance sheet, when the following requirements are met:

•                  the transaction is probable in that the contingency is likely to occur; and

•                  the contingency can be reasonably estimated.

Further disclosure is made within Note 41 Contingent Liabilities and Credit Related Commitments, where the above requirements are not met, but there is a possible obligation that is higher than remote. Specific details are provided together with an estimate of the range or a statement that such an estimate is not possible.

(xxx) Segment reporting

Business segments are distinguished components of the Banking Group that provide products or services that are subject to risks and rewards that are different to those of other business segments. Geographical segments provide products or services within a particular economic environment that is subject to risks and rewards that are different to those components operating in other economic environments.

Business segments are the Banking Group’s primary reporting segments. For reporting purposes the four major business segments are Retail Banking, Relationship Banking, Institutional and UDC. The Banking Group operates primarily in one geographic segment, New Zealand.

(xxxi)    Statement of cash flows

Basis of preparation

The statement of cash flows has been prepared using the direct approach modified by the netting of the certain items as disclosed below.

Cash and cash equivalents

Cash and cash equivalents include liquid assets and amounts due from/(to) other financial institutions with an original term to maturity of less than three months.

Netting of cash flows

Certain cash flows have been netted in order to provide more meaningful disclosure, as many of the cash flows are received and disbursed on behalf of customers and reflect the activities of the customers rather than those of the Banking Group. These include customer loans and advances, customer deposits, certificates of deposit, related party balances and trading securities.

(xxxii) Securitisation, funds under management, and other fiduciary activities

Certain subsidiaries of the Bank act as trustees and/or managers for a number of unit trusts and superannuation investment funds. The Bank provides private banking services to customers including portfolio management. The assets of the managed funds and private banking clients are not included in these financial statements, as direct or indirect control of the assets is not held by the Banking Group. Commissions and fees earned in respect of the Banking Group’s funds under management are included in net operating income.

Financial services provided by any member of the Banking Group to discretionary private banking activities or entities conducting funds management, and assets purchased from discretionary private banking activities or entities conducting funds management are on arm’s length terms and conditions, and at fair value.

Securitised assets are derecognised when the right to receive cashflows have expired or the Banking Group has transferred substantially all the risks and rewards of ownership.

(xxxiii) Discontinued operations

A discontinued operation is a component of the Banking Group’s business that represents a separate major line of business or geographical area of operations that has been disposed of or is classified as held for sale, or is a subsidiary that has been disposed of or is classified as held for sale.

When an operation is classified as a discontinued operation the comparative income statement is restated as if the operation had been discontinued from the start of the comparative period.

(xxxiv) Comparatives

To ensure consistency with the current period, comparative figures have been restated where appropriate.

2.                       CRITICAL ESTIMATES AND JUDGEMENTS USED IN APPLYING ACCOUNTING POLICIES

These financial statements are prepared in accordance with New Zealand Financial Reporting Standards and other authoritative accounting pronouncements. Not withstanding the existence of relevant accounting standards, there are a number of critical accounting treatments which include complex or subjective judgements and estimates that may affect the reported amounts of assets and liabilities in the financial statements. Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

An explanation of the judgements and estimates made by the Banking Group in the process of applying its accounting policies, that have the most significant effect on the amounts recognised in the financial statements are set out below.

(a)                   Credit provisioning

Provisions for impairment in customer loans and advances are raised by management to cover actual and expected losses arising from past events. Losses for impaired loans are recognised promptly when there is objective evidence that impairment of a loan or portfolio of loans has occurred. Impairment losses are calculated on individual loans and on loans assessed collectively. Losses expected from future events, no matter how likely, are not recognised. The amount of the impairment loss is recognised as an expense in the income statement.

The calculation of impairment provisions includes consideration of all expected cash flows associated with the loan. This includes any expected cash flows from realisation of security and interest and takes into account any costs expected to be incurred, including security realisation costs, legal and administration costs.

Individual provisions

An individual provision is raised where there is an expectation of a loss of principal, interest and/or fees and there is objective evidence of impairment.

At each balance date, the Banking Group reviews individually significant loans for evidence of impairment. All relevant information, including the economic situation, solvency of the customer/guarantor, enforceability of guarantees, current security values and the time value of future cash flows are taken into account in determining individual provisions. At a minimum, individual provisions are reassessed on a quarterly basis, upon receipt of a significant asset realisation or when there is a change in customer circumstances/business strategy.

Collective provisions

A collective provision is calculated for:

•                  Loans subject to individual assessment to cover losses which have been incurred but not yet identified; and

•                  For homogenous portfolios of loans that are not considered individually significant (e.g. retail portfolios such as mortgages, credit cards and some small business loans).

The collective provision is estimated on the basis of historical loss experience for assets with credit risk characteristics similar to those in the collective pool. The historical loss experience is then adjusted for the impact of current observable data.

For individually significant loans, historical loss experience used to calculate the collective provision is determined by taking into account historical information on probability of default and loss given default by risk grade. The collective provision on homogeneous or portfolio managed exposures is calculated by applying an expected loss factor to the outstanding drawn and undrawn balances in each loan portfolio. The expected loss factor is determined from internal historical loss data.

The long-term historical loss experience is reviewed by management and adjustments made to reflect current economic and credit conditions as well as taking into account such factors as concentration risk in an individual portfolio. In addition, management recognise that a certain level of imprecision exists in any model used to generate risk grading and provisioning levels. As such an adjustment is applied for model risk.

As at 31 March 2007 for the Banking Group, total provision for credit impairment was $457 million representing 0.56% of total net loans and advances (31/03/2006 $493 million or 0.67%; 30/09/2006 $460 million or 0.59%). Of the total provision for 31 March 2007, $410 million represented collective provisions and $47 million represented individual provisions.

As at 31 March 2007 for the Bank, total provision for credit impairment was $413 million representing 0.53% of total net loans and advances (31/03/2006 $433 million or 0.62%; 30/09/2006 $415 million or 0.56%). Of the total provision for 31 March 2007, $375 million represented collective provisions and $38 million represented individual provisions.

Management regularly reviews and adjusts the estimates and methodologies as improved analysis becomes available. Changes in these assumptions and methodologies could have a direct impact on the level of provision and impairment charge recorded in the financial statements.

(b)                   Derivatives and hedging

The Banking Group buys and sells derivatives as part of its trading operations and to hedge its interest rate risk, currency risk, price risk, credit risk and other exposures relating to non-trading positions. The derivative instruments used to hedge the Banking Group’s exposures include:

•                  Swaps

•                  Foreign exchange contracts

•                  Forward rate agreements

•                  Futures

•                  Options, and

•                  Combinations of the above instruments.

The Banking Group enters into derivatives for trading (including customer-related reasons) or for hedging purposes.

Hedging

A hedging instrument is a designated derivative whose fair value or cash flows are expected to offset changes in the fair value or cash flows of a designated hedged item. A hedged item is an asset, liability, firm commitment or highly probable forecast transaction that (a) exposes the Banking Group to the risk of changes in fair value or future cash flows and (b) is designated as being hedged.

For a relationship to qualify for hedge accounting, the following criteria must be met:

•                  Designation and Documentation: The hedging relationship must be formally designated and documented at the inception of the hedge.

•                  Prospective Effectiveness: This is a forward-looking test of whether a hedging relationship is expected to be highly effective in future periods. The hedge must be expected to be highly effective in achieving offsetting changes in fair value or cash flows attributable to the hedged risk, consistently with the originally documented risk management strategy for that particular hedging relationship for hedge accounting to be achievable.

The effectiveness of the hedge must be capable of being reliably measured, that is, the fair value or cash flows of the hedged item that are attributable to the hedged risk and the fair value of the hedging instrument can be reliably measured. Prospective hedge effectiveness testing is required at least quarterly.

•                  Retrospective Effectiveness: This is a backward-looking test of whether a hedging relationship has actually been highly effective throughout the reporting periods for which the hedge was designated (i.e. retrospectively). The actual results of the hedge must be within a range of 80–125 per cent.

Hedge accounting is only achieved where both prospective and retrospective effectiveness is achieved.

•                  External Counterparty: For hedge accounting purposes, only instruments that involve a party external to the Banking Group can be designated as hedging instruments.

Judgement is required by management in selecting and designating hedging relationships and assessing hedge effectiveness. NZ IAS 39 does not specify a single method for assessing hedge effectiveness prospectively or retrospectively. The Banking Group adopts the hypothetical derivative approach to determine hedge effectiveness in line with current risk management strategies. Hedge ineffectiveness can arise for a number of reasons, and whilst a hedge may pass the effectiveness tests above it may not be perfectly effective, thus creating volatility within the income statement through recognition of this ineffectiveness.

Fair value of derivatives

Derivatives which are entered into as part of the Banking Group’s trading operations and those derivatives which are part of fair value hedges are measured at fair value, with any changes in fair value recognised in the income statement. Where liquid markets exist, fair value is based on quoted market prices. Where there is no active market fair value is determined by the use of various valuation techniques including discounted cash flow models and option pricing models. To the extent possible models use only observable data, however such areas as counterparty risk, volatilities and correlations require management to make judgements and estimates. Changes in assumptions used in these models and projections of future cash flows could affect the reported fair value of derivative financial instruments.

(c)                   Goodwill

The carrying value of goodwill is subject to an impairment test to ensure that the current carrying value does not exceed its recoverable value at the balance sheet date. Any excess of carrying value over recoverable amount is taken to the income statement as an impairment writedown.

As at 31 March 2007, the balance of goodwill recorded as an asset on the Banking Group’s consolidated balance sheet as a result of acquisitions was $3,265 million, of which $3,230 million relates to the acquisition of NBNZ Holdings Limited in December 2003 (31/03/2006 $3,263 million; 30/09/2006 $3,266 million).

As at 31 March 2007, the balance of goodwill recorded as an asset on the Bank’s consolidated balance sheet as a result of acquisitions was $3,217 million, which relates to the amalgamation of The National Bank of New Zealand Limited in June 2004 (31/03/2006 $3,217 million; 30/09/2006 $3,217 million).

Goodwill is allocated to cash-generating units for the purpose of impairment testing, which is undertaken at the lowest level at which goodwill is monitored for internal management reporting purposes. The cash-generating unit to which goodwill related to the National Bank Group is the NZ Geographic segment being ANZ National Bank Limited Group.

Impairment testing of purchased goodwill is performed annually, or more frequently where there is an indication that the goodwill may be impaired, by comparing the recoverable value of the Banking Group, being the smallest cash-generating unit to which the goodwill is allocated, with the current carrying amount of its net assets, including goodwill. The recoverable amount is based on fair value less costs to sell. Where the current carrying value is greater than the recoverable amount a charge for impairment of goodwill will be recorded in the income statement.

In determining the fair value of the Banking Group, an independent valuation is obtained based on a capitalisation of earnings approach. Under this methodology valuation multiples (such as the price to earnings (PE) ratio) observed from previous transactions in the banking sector and current price/cash earnings multiples from similar businesses are used to determine an appropriate price/earnings multiple for the Banking Group. This multiple is then applied to the Banking Group’s adjusted cash earnings to determine a fair value for the Banking Group.

In determining an appropriate price multiple for the Banking Group from that of similar companies or transactions, judgement is applied in assessing comparability, particularly with respect to the mix of business, geographic location, growth prospects, riskiness of future earnings and size of the overall business.

The results of the independent valuation carried out as at 31 March 2007 resulted in a fair value in excess of the current carrying value for the Banking Group and hence the current carrying value of the Banking Group goodwill is not considered impaired.

(d)                   Valuation of investment in ING (NZ) Holdings Ltd (ING NZ)

The Banking Group adopts the equity method of accounting for its 49% interest in its jointly controlled entity ING NZ. As at 31 March 2007, the carrying value of the Banking Group’s investment in ING NZ was $177 million (31/03/2006 $157 million; 30/09/2006 $167 million). The carrying value of the Bank’s investment in ING NZ was $196 million (31/03/2006 $176 million; 30/09/2006 $186 million).

The carrying value of this investment is subject to an impairment test to ensure that the current carrying value does not exceed its recoverable value at the balance sheet date. Any excess of carrying value over recoverable amount is taken to the income statement as an impairment writedown.

The Banking Group obtained an independent valuation of ING NZ as at 31 March 2007. The valuation was based on a value-in-use methodology using a discounted cash flow approach. The results of the independent valuation resulted in a value-in-use in excess of current carrying value.

Changes in the assumptions upon which the valuation is based, together with changes in future cash flows could materially impact the valuation obtained. Based on this independent valuation, the current carrying value of the Banking Group’s investment in ING NZ is considered recoverable and no impairment write-down is required.

3.                       RISK MANAGEMENT POLICIES

The Banking Group recognises the importance of effective risk management to its business success. Management is committed to achieving strong control and a distinctive risk management capability that enables the Banking Group business units to meet their performance objectives.

The Banking Group approaches risk through managing the various elements of the system as a whole rather than viewing them as independent and unrelated parts. The Risk function is independent of the business with clear delegations from the Board and operates within a comprehensive framework comprising:

•                  The Board, providing leadership, setting risk appetite/strategy and monitoring progress;

•                  A strong framework for development and maintenance of Banking Group-wide risk management policies, procedures and systems, overseen by an independent team of risk professionals;

•                  The use of sophisticated risk tools, applications and processes to execute the global risk management strategy across the Banking Group;

•                  Business Unit level accountability, as the “first line of defence”, and for the management of risks in alignment with the Banking Group’s strategy; and

•                  Independent oversight to ensure Business Unit level compliance with policies, regulations and laws, and to provide regular risk evaluation and reporting.

The Banking Group manages risk through an approval, delegation and limits structure. Regular reviews of the policies, systems and risk reports, including the effectiveness of the risk management systems, discussions covering the Banking Group’s response to emerging risk issues and trends, and that the requisite culture and practices are in place across the Banking Group, are conducted within the Banking Group and also by the Ultimate Parent Bank. The Board has responsibility for reviewing all aspects of risk management.

The Board has ultimate responsibility for overseeing the effective deployment of risk management frameworks, policies and processes within New Zealand. The Banking Group’s Risk Committee assists the Board in this function. The role of the Committee is to assist the Board in the effective discharge of its responsibilities for business, market, credit, operational, compliance, liquidity and reputational risk management, and to liaise and consult with the Ultimate Parent Bank Risk Committee to assist it to discharge its responsibilities. The Banking Group has an independent Risk Management function, which via the Chief Risk Officer, coordinates risk management directly between Business Unit risk functions and Ultimate Parent Bank Group Risk Management functions.

The risk management process is subject to oversight by the Risk Committee of the Ultimate Parent Bank Board. This includes the review of risk portfolios and the establishment of prudential policies and controls. Associated with this, the Ultimate Parent Bank auditor, KPMG, and the Australian Prudential Regulatory Authority regularly review the risk management function of the Ultimate Parent Bank Group, including the Banking Group.

The Banking Group’s risk management policies are essentially the same as the Ultimate Parent Bank, but are tailored where required to suit the local New Zealand regulatory and business environment.

The Audit Committee, which is a sub-committee of the Board, has responsibility for reviewing all aspects of published financial statements and internal and external audit processes. The Committee has a quorum of two directors, both of whom must be non-executive directors. It meets at least four times a year, and reports directly to the Board.

Credit Risk

The Banking Group has an overall lending objective of sound growth for appropriate returns. The credit risk management framework exists to provide a structured and disciplined process to support this objective.

This framework is top down, being defined firstly by the Banking Group’s Vision and Values and secondly, by Credit Principles and Policies. The effectiveness of the credit risk management framework is validated through compliance and monitoring processes. These, together with portfolio selection, define and guide the credit process, organisation and staff.

Risk Management’s responsibilities for credit risk policy and management are executed through dedicated departments, which support the Banking Group’s business units. All major Business Unit credit decisions require approval both business writers and independent risk personnel.

Credit risk includes concentrations of credit risk, intra day credit risk, credit risk to bank counterparties and related party credit risk, and is the potential loss arising from the non-performance by the counterparty to an instrument or facility. Credit risk arises when funds are extended, committed, invested or otherwise exposed through contractual agreements, and encompasses both on and off-balance sheet instruments. Credit risk is controlled through a combination of approvals, limits, reviews and monitoring procedures that are carried out on a regular basis, the frequency of which is dependent on the level of risk. Credit risk policy and management is executed through the Chief Risk Officer who has various dedicated areas within the Risk Management division. Wholesale Credit services the Banking Group’s corporate and investment banking activities, Rural Credit services the Banking Group’s rural lending activities, Retail Credit services the Banking Group’s small business and consumer customers, and Portfolio Risk Management in turn provides an independent overview of credit risk across the Bank at a portfolio level. The Banking Group allows sole discretion for transaction approvals at the Business Unit level in the retail and rural lending sectors, with larger transactions approved by Retail Credit or Rural Credit.

Market Risk

The Banking Group has a detailed market risk management and control framework, to support trading and non-trading activities, which incorporates an independent risk measurement approach to quantify the magnitude of market risk within the trading and non-trading books. This approach, along with related analysis, identifies the range of possible outcomes that can be expected over a given period of time, and establishes the relatively likelihood of those outcomes.

Traded market risk is the risk of loss from changes in value of financial instruments due to movements in price factors for both physical and derivative trading positions. These risks are monitored daily against a comprehensive limit framework that includes VaR, aggregate market position and sensitivity, product and geographic thresholds. The principal risk components of this monitoring process are:

•                  Currency risk is the potential loss arising from the decline in the value of a financial instrument, due to changes in foreign exchange rates or their implied volatilities.

•                  Interest rate risk is the potential loss arising from the change in the value of a financial instrument, due to changes in market interest rates or their implied volatilities.

•                  Credit Spread risk is the potential loss arising from a decline in value of an instrument due to a deterioration in the creditworthiness of the issuer of the instrument.

VaR Methodology: All the above risks are measured using a VaR methodology. The VaR methodology is a statistical estimate of the maximum daily decrease in market value with a 97.5% confidence. Conversely there is a 2.5% probability of the decrease in market value exceeding the VaR estimate on any given day. The Banking Group has adopted the historical simulation methodology as its standard for the calculation of VaR. This methodology is based on assessing the change in value of portfolios each day against historical prices.

Within overall strategies and policies, control of market risk exposures at Banking Group level is the responsibility of Market Risk, who work closely with the Markets, and Treasury business units.

The Traded Market risk function provides specific oversight of each of the main trading areas and is responsible for the establishment of a Value at Risk (VaR) framework and detailed control limits. In all trading areas the Banking Group has implemented models that calculate VaR exposures, monitor risk exposures against defined limits on a daily basis, and ‘stress test’ trading portfolios. The Banking Group has an Asset and Liability Committee (‘ALCO’), comprising executive management to provide monthly oversight of Market Risk.

The Chief Risk Officer is responsible for daily review and oversight of Traded market risk reports. The Chief Risk Officer has the authority for instructing the business to close exposures and withdraw limits where appropriate.

Balance Sheet Risk Management embraces the management of non-traded interest rate risk, liquidity and the risk to capital and earnings as a result of exchange rate movements. A specialist balance sheet management unit manages these, and is overseen by Risk Management and the Banking Group Asset and Liability Committee.

•                  Interest rate risk management’s objective is to produce strong and stable net interest income over time. The Banking Group uses simulation models to quantify the potential impact of interest rate changes on earnings and the market value of the balance sheet. Interest rate risk management focuses on two principal sources of risk: mismatches between the repricing dates of interest bearing assets and liabilities; and the investment of capital and other non-interest bearing liabilities in interest bearing assets. Non-traded interest rate risk is managed to both value and earnings at risk limits.

•                  Currency risk relates to the potential loss arising from the decline in the value of foreign currency positions due to changes in foreign exchange rates. For non-traded instruments in foreign currencies, the risk is monitored and is hedged in accordance with policy. Risk arising from individual funding and other transactions is actively managed. The total amounts of unmatched foreign currency assets and liabilities and consequent foreign currency exposures, arising from each class of financial asset and liability, whether recognised or unrecognised, within each currency are not material.

•                  Liquidity risk is the risk that under certain conditions, cash outflows can exceed cash inflows in a given period. The Banking Group maintains sufficient liquid funds to meet its commitments based on historical and forecasted cash flow requirements. Liquidity risk is measured through cash flow modelling, with profiles produced for both normal business and short-term crisis conditions.

•                  Equity risk is the potential loss arising from the decline in the value of equity instruments held by the Banking Group due to changes in their equity market prices or implied volatilities.

Operational Risk

Risk Management is responsible for establishing the Banking Group’s operational risk framework and associated Banking Group-level policies. Business Units are responsible for the identification, analysis, assessment and treatment of operational risks on a day-to-day basis.

A Risk Drivers and Controls (or “Scorecards”) Approach to operational risk measurement is used to measure the operational risk profile of individual business units, and to allocate operational risk economic capital. This approach gives business managers a strong and clear incentive to reduce operational risk.

Operational risk is the risk arising from day to day operational activities which may result in direct or indirect loss. These losses may result from failure to comply with policies, procedures, laws and regulations, from fraud or forgery, from a breakdown in the availability or integrity of services, systems and information, or damage to the Bank’s reputation. Examples include failure to comply with policy and legislation, human error, natural disasters, fraud and other malicious acts. Where appropriate, risks are mitigated by insurance.

Business Units have primary responsibility for the identification and management of operational risk. The Banking Group’s Risk Committee provides policy and framework, measurement, monitoring and reporting, as well as leadership in areas such as technology risk and payments risk. The Board and Risk Management conduct effective monitoring and oversight.

Compliance

The Banking Group conducts its business in accordance with all relevant compliance requirements in each point of representation. In order to assist the Banking Group identify, manage, monitor and measure its compliance obligations, the Banking Group has a comprehensive regulatory compliance framework in place, which addresses both external (regulatory) and internal compliance.

In addition, Compliance, a discrete function within Risk Management, is responsible for working in conjunction with Business Unit Compliance teams and other risk management areas to provide a compliance infrastructure and framework to facilitate planning, reporting and management of new and changing business obligations and processes.

Compliance seeks to minimise material risks to the Banking Group’s reputation and value that could arise from non-compliance with laws, regulations, industry codes and internal standards and policies. Business Units have primary responsibility for the identification and management of compliance. The Banking Group’s Risk Management division provides policy and framework, measurement, monitoring and reporting, as well as leadership in areas such as anti-money laundering procedures and matters of prudential compliance. The Banking Group’s Risk Committee, the Chief Risk Officer, the Board and the Risk Committee of the Ultimate Parent Bank Board conduct Board and Executive oversight.

Internal Audit

The Banking Group’s internal audit function, conducts independent reviews that assist the Board of Directors and management to meet their statutory and other obligations. Internal Audit has no reporting line to ANZ Management. Internal Audit reports directly to the Chairman of the Audit Committee. Under its Charter, Internal Audit conducts independent appraisals of:

•                  The continued operation and effectiveness of the internal controls in place to safeguard and monitor all material risks to the Banking Group;

•                  The completeness and accuracy of the financial and other records of the Banking Group;

•                  Compliance with Board policies and management directives;

•                  Compliance with the requirements of supervisory regulatory authorities;

•                  The economic and efficient management of resources; and

•                  The effectiveness of operations undertaken by the Banking Group.

In performing this role, Internal Audit adopts a risk-based approach, encompassing reviews of the major credit, market and operating risks within the Banking Group. Significant findings are reported quarterly to the Audit Committee of the Banking Group. The Head of Internal Audit of the Banking Group makes a quarterly attestation on the adequacy of internal controls.

A Strategic Audit Plan is prepared annually covering each business area of the Banking Group, with greater emphasis placed on those areas where the highest risk exists. The Plan is endorsed by the Audit Committees of the Banking Group and the Ultimate Parent Banking Group.

Integration Review

The Bank has confirmed to the Reserve Bank of New Zealand (‘RBNZ’) that it has achieved compliance with the Bank’s Condition of Registration 13(i) which requires that by no later than 31 December 2005, the Bank should locate and continue to operate in New Zealand the Bank’s domestic system and that the board of directors of the Bank will have legal and practical ability to control the management and operation of the domestic system.

Plans to achieve compliance with Condition 13(ii), which relates to the board of directors having legal and practical ability to control the management and operation of the international system, have been reassessed in light of the release of the RBNZ’s final Outsourcing Policy (BS11). The Bank is continuing to work with the RBNZ to agree a plan to achieve compliance with the Outsourcing Policy (which will eventually be embodied in replacement Condition(s) of Registration for the existing Condition 13) particularly with respect to the Bank’s international system.

As part of this process, the RBNZ has:

•                  Advised that it is satisfied with the Bank’s Self Assessment of outsourced business functions and governance arrangements;

•                  Commenced reviewing the Bank’s revised Compliance Plan; and

•                  Advised the Bank of an extension to the completion date for condition 13(ii) to 30 June 2007, with effect from 4 December 2006.

4.        INCOME

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
Continuing operations	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Interest income
Other financial institutions	117	177	412	97	148	355
Trading securities	110	52	156	110	52	156
Available-for-sale assets	6	39	52	5	39	51
Lending on productive loans	3,505	3,096	6,435	3,354	2,935	6,100
Lending on impaired assets (Note 14)	2	3	7	2	3	7
Subsidiary companies	—	—	—	29	24	79
Related parties	9	6	11	9	6	11
Other	174	82	133	171	80	133

Total interest income	3,923	3,455	7,206	3,777	3,287	6,892

Other operating income
Net fee income(1)	277	268	543	256	247	504
Dividends received	1	—	1	101	—	153
Net gain on foreign exchange trading	61	91	152	60	91	152
Net gain on trading securities	—	15	13	—	15	13
Net gain (loss) on trading derivatives	21	7	(6)	21	7	(6)
Net gain (loss) on hedges not qualifying for hedge accounting	19	(3)	3	19	(3)	4
Net ineffectiveness on qualifying hedges	4	6	1	4	6	1
Net gain on financial liabilities designated at fair value through profit or loss	1	5	3	1	5	3
Other income	27	37	70	23	34	61

Total other operating income	411	426	780	485	402	885

(1)Net fee income comprises:
Lending and credit facility fee income	51	45	92	51	46	94
Management services fee income	22	21	42	13	11	25
Other fee income	281	277	559	269	265	535

Total fee income	354	343	693	333	322	654

Direct fee expense	77	75	150	77	75	150

Net fee income	277	268	543	256	247	504

5.        EXPENSES

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
Continuing operations	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Interest expense
Other financial institutions	111	102	213	43	63	119
Deposits and other borrowings	2,028	1,755	3,716	1,784	1,517	3,221
Subsidiary companies(1)	—	—	—	974	769	1,824
Bonds and notes	472	335	744	15	26	46
Related party funding	100	94	190	100	94	190
Loan capital	74	55	117	74	55	117
Other	31	96	97	5	86	72

Total interest expense	2,816	2,437	5,077	2,995	2,610	5,589

Operating expenses
Personnel costs	323	310	623	306	295	592
Employee entitlements	28	32	63	28	31	61
Pension costs
— Defined contribution schemes	17	18	35	17	18	35
— Defined benefit schemes	3	3	6	3	3	6
Share-based payments expense	7	5	10	7	5	10
Building occupancy costs	18	17	34	7	7	14
Depreciation of premises and equipment	21	21	43	10	13	24
Leasing and rental costs	37	35	73	7	12	20
Integration costs	—	49	49	—	49	49
Related parties	34	34	67	81	69	145
Writedown of investment in subsidiary company	—	—	—	—	—	1
Other costs	165	159	320	163	155	316

Total operating expenses	653	683	1,323	629	657	1,273

Related party and integration operating expenses are predominantly recharges from Australia and New Zealand Banking Group Limited (Ultimate Parent Company).

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$’000	$’000	$’000	$’000	$’000	$’000
Auditors’ remuneration to KPMG comprises:
Audit or review of financial statements	808	972	1,798	597	829	1,308
Other audit-related services	57	359	486	56	352	362

Total auditors’ remuneration	865	1,331	2,284	653	1,181	1,670

It is Banking Group policy that KPMG can provide assurance and other audit-related services that, while outside the scope of the statutory audit, are consistent with the role of auditor. KPMG may not provide services that are perceived to be materially in conflict with the role of auditor. These include consulting advice and subcontracting of operational activities normally undertaken by management, and engagements where the auditor may ultimately be required to express an opinion on its own work. However, non-audit services that are not perceived to be materially in conflict with the role of auditor may be provided by KPMG subject to the approval of the Ultimate Parent Bank Audit Committee.

Other audit-related services include services for the audit or review of financial information other than financial reports including prudential supervision reviews, prospectus reviews, trust audits and other audits required for local regulatory purposes.

(1)Included in the 30 September 2006 figure was a misposting of subsidiary company interest expense, this resulted in the Parent expense line being overstated. This misposting was corrected in the current reporting period. This misposting was not material to the Parent and had no impact on the consolidated result.

6.        INCOME TAX EXPENSE

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Reconciliation of the prima facie income tax payable on profit with the income tax expense charged in the income statement

Continuing operations

Profit before income tax	846	760	1,590	620	422	921

Prima facie income tax at 33%	279	251	525	205	139	304

Rebateable and non-assessable dividends	(7)	(4)	(7)	(33)	—	(51)
Other permanent items	14	(5)	9	23	(4)	60

	286	242	527	195	135	313
Income tax under (over) provided in prior years	1	—	(4)	—	—	(3)

Total income tax expense from continuing operations	287	242	523	195	135	310

Discontinued operations
Income tax expense from discontinued operations (Note 10)	—	1	3	—	—	—

Effective tax rate (%)	33.9%	31.8%	32.9%	31.5%	32.0%	33.7%

The major components of the income tax expense comprise:

Amounts recognised in the income statement
Current income tax charge
Current income tax charge	265	193	426	168	89	213
Adjustments recognised in the current year in relation to current tax of prior years	1	—	(4)	—	—	(3)
Deferred income tax
Deferred tax expense relating to the origination and reversal of temporary differences	21	49	101	27	46	100

Total income tax expense recognised in income statement – continuing operations	287	242	523	195	135	310

The following amounts were charged or (credited) directly to equity:
Current income tax
Actuarial gain (loss) on defined benefit schemes	3	(1)	(1)	3	(1)	(1)
Deferred income tax
Net gain (loss) on revaluation of cash flow hedges	10	(20)	6	10	(20)	6

Total income tax expense (credit) recognised directly in equity	13	(21)	5	13	(21)	5

Imputation Credit Account
Balance at beginning of the period	642	492	492	483	286	286
Imputation credits attached to dividends received	17	12	17	8	9	56
Taxation paid	174	23	211	126	—	135
Imputation credits attached to dividends paid	—	—	(247)	—	—	(247)
Imputation credits transferred to Imputation Credit Group	—	169	169	—	245	253

Balance at end of the period	833	696	642	617	540	483

The above amounts only include items that give rise to imputation credits that are available for use by the Banking Group and/or the Bank.

The parent is a member of an Imputation Group with other members of the Banking Group. The figures shown for the Parent above include the imputation credits available for use by the Parent held by the Imputation Group.

7.        LIQUID ASSETS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Cash and balances with central banks	4,286	477	1,046	4,286	477	1,046
Securities purchased under agreement to resell	25	—	—	25	—	—
Money at call	1,358	1,424	1,493	1,357	1,424	1,493
Bills receivable and remittances in transit	72	96	159	72	96	159

Total liquid assets	5,741	1,997	2,698	5,740	1,997	2,698

Included within liquid assets is the following balance:
Overnight balances with central banks	4,041	218	806	4,041	218	806

8.        DUE FROM OTHER FINANCIAL INSTITUTIONS

Able to be withdrawn without prior notice	776	842	1,019	776	838	1,017
Securities purchased under agreement to resell	604	1,049	657	604	1,049	657
Term loans and advances	1,687	5,219	3,941	1,200	4,623	3,437

Total due from other financial institutions	3,067	7,110	5,617	2,580	6,510	5,111

Included within due from other financial institutions are the following balances:
Assets used to secure deposit obligations	208	224	—	208	224	—
Assets encumbered through repurchase agreements	25	1,034	1,164	25	1,034	1,164

Included within due from other financial institutions is the following related party balance:
Australia and New Zealand Banking Group Limited
(Ultimate Parent Company)	208	224	51	208	224	51

9.        TRADING SECURITIES

Government, Local Body stock and bonds	209	155	198	208	155	198
Certificates of deposit	1,430	958	1,112	1,430	958	1,112
Promissory notes	178	443	212	178	443	212
Other	100	96	74	100	96	74

Total trading securities	1,917	1,652	1,596	1,916	1,652	1,596

Included within trading securities is the following balance:
Assets encumbered through repurchase agreements	208	155	198	208	155	198

10.     DISCONTINUED OPERATIONS

On 1 September 2006, UDC Finance Limited (‘UDC’) agreed to sell Truck Leasing Limited (‘TLL’) to Nikko Principal Investments Australia Limited, a private equity business of Nikko Cordial Corporation. The sale was completed on 31 October 2006 for consideration of $147 million.

As the sale agreement was signed on 1 September 2006, in accordance with accounting requirements the assets and liabilities of TLL were classified as held for sale as at 30 September 2006 and TLL treated as a discontinued operation.

TLL’s unsecured bank borrowings with UDC were repaid on the sale date and have been excluded from TLL’s liabilities classified as held for sale. As at 31 October 2006, this balance was $438 million (30/09/2006 $423 million).

The income statements have been restated to show the discontinued operation separately from continuing operations.

The profit from discontinued operations shown in the income statement comprised:

	Truck Leasing Limited
	Unaudited	Unaudited	Audited
	1 month to	6 months to	Year to
Result of discontinued operations	31/10/2006	31/03/2006	30/09/2006
	$m	$m	$m

Interest income	—	—	1
Interest expense	2	13	28

Net interest expense	(2)	(13)	(27)

Other operating income(1)	3	22	45

Net operating income	1	9	18
Operating expenses	1	5	9

Operating profit before provision for credit impairment and income tax	—	4	9
Provision for credit impairment	—	1	1

Operating profit before income tax	—	3	8
Income tax expense	—	1	3

Operating profit after income tax – discontinued operations	—	2	5

Gain on sale of discontinued operations	76	—	—

Net profit from discontinued operations	76	2	5

Cash flows from discontinued operations

Net cash flows provided by operating activities	15	53	114
Net cash flows used in investing activities	(3)	(59)	(116)

Net cash flows from discontinued operations	12	(6)	(2)

(1)Other operating income includes:
Gross operating lease income	14	81	162
Less direct income related expenses
- Operating lease depreciation	8	45	90
- Other direct income related expenses	3	14	28

Net operating lease income	3	22	44

The assets and liabilities classified as held for sale as at 30 September 2006 comprised:

Consolidated
Audited
30/09/2006
$m
Assets classified as held for sale
Net loans and advances	3
Current tax assets	2
Other assets	40
Deferred tax assets	6
Premises and equipment (including operating lease assets)	486
Goodwill	1

Total assets	538

Liabilities classified as held for sale
Payables and other liabilities	23
Provisions	1
Deferred tax liabilities	29

Total liabilities	53

The sale resulted in the following impact on the consolidated financial statements:

Consolidated
Unaudited
31/10/2006
$m

Cash proceeds from sale	147

Impact on net assets
Cash and cash equivalents	438
Assets classified as held for sale	(543)
Liabilities classified as held for sale	34

Impact on net assets	(71)

Gain on sale	76

Cash flow statement
Cash proceeds from sale	147
Repayment of related party loans and advances	438

Proceeds related to sale of controlled entities	585

11.     DERIVATIVE FINANCIAL INSTRUMENTS

Derivative instruments are contracts whose value is derived from changes in one or more underlying financial instruments or indices. They include swaps, forward rate agreements, futures, options and combinations of these instruments.

The use of derivatives and their sale to customers as risk management products is an integral part of the Banking Group’s trading activities. Derivatives are also used to manage the Banking Group’s own exposure to fluctuations in exchange and interest rates as part of its asset and liability management activities and are classified predominantly as hedging activities. Derivatives are subject to the same types of credit and market risk as other financial instruments, and the Banking Group manages these risks in a consistent manner.

The principal exchange rate contracts used by the Banking Group are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency on a specified future date at an agreed rate. A currency swap generally involves the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of currency at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

The principal interest rate contracts used by the Banking Group are forward rate agreements, interest rate futures, interest rate swaps and options. Forward rate agreements are contracts for the payment of the difference between a specified interest rate and a reference rate on a notional deposit at a future settlement date. There is no exchange of principal. An interest rate future is an exchange traded contract for the delivery of a standardised amount of a fixed income security or time deposit at a future date. Interest rate swap transactions generally involve the exchange of fixed and floating interest payment obligations without the exchange of the underlying principal amounts. Interest rate options provide the buyer with the right but not the obligation either to receive or pay interest at a specified rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.

Credit risk of derivatives

The credit risk of derivative financial instruments arises from the potential for a counterparty to default on its contractual obligation. Credit risk arises when market movements are such that the derivative has a positive value to the Banking Group. It is the cost of replacing the contract in the event of counterparty default. The Banking Group limits its credit risk within a conservative framework by dealing with creditworthy counterparties, settling credit limits on exposures to counterparties, and obtaining collateral where appropriate.

The following table provides an overview of the Banking Group’s exchange rate and interest rate derivatives. It includes all trading and hedging contracts. Notional principal amounts measure the amount of the underlying financial contract and represent the volume of outstanding transactions. They are not a measure of the risk associated with a derivative. The derivative instruments become favourable (assets) or unfavourable (liabilities) as a result of fluctuations in market rates relative to their terms. The aggregate contractual or notional amount of derivative financial instruments on hand, the extent to which the instruments are favourable or unfavourable, and thus the aggregate fair values of derivative financial assets and liabilities, can fluctuate significantly from time to time. The fair values of the derivative instruments held and notional principal amounts are set out below.

The credit equivalent amount is calculated in accordance with the Reserve Bank of New Zealand’s capital adequacy guidelines. It combines the aggregate gross replacement cost with an allowance for the potential increase in value over the remaining term of the transaction should market conditions change.

The fair value of a derivative represents the aggregate net present value of the cash inflows and outflows required to extinguish the rights and obligations arising from the derivative in an orderly market as at the reporting date. Fair value does not indicate future gains or losses, but rather the unrealised gains and losses arising from marking to market all derivatives at a particular point in time.

Master netting arrangements

The Banking Group further restricts its exposure to credit losses by entering into master netting arrangements with counterparties with which it undertakes a significant volume of transactions. Master netting arrangements do not generally result in an offset of balance sheet assets and liabilities, as transactions are usually settled on a gross basis. However, the credit risk associated with favourable contracts is reduced by a master netting arrangement to the extent that if an event of default occurs, all amounts with the counterparty are terminated and settled on a net basis. The Banking Group’s overall exposure to credit risk on derivative instruments subject to master netting arrangements can change substantially within a short period, as it is affected by each transaction subject to the arrangement.

	Consolidated				Parent
	Notional	Credit			Notional	Credit
	Principal	Equivalent	Fair values		Principal	Equivalent	Fair values
Unaudited 31/03/2007	Amount	Amount	Assets	Liabilities	Amount	Amount	Assets	Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m
Derivatives held for trading
Foreign exchange derivatives
Spot and forward contracts	24,679	725	445	632	24,679	725	445	632
Swap agreements	42,476	2,284	799	912	42,476	2,284	799	912
Options purchased	3,135	123	89	—	3,135	123	89	—
Options sold	2,837	—	—	86	2,837	—	—	86

	73,127	3,132	1,333	1,630	73,127	3,132	1,333	1,630

Interest rate derivatives
Forward rate agreements	36,217	1	1	5	36,217	1	1	5
Swap agreements	259,843	2,231	1,406	1,494	261,126	2,262	1,431	1,519
Futures contracts	19,742	—	3	28	19,742	—	3	28
Options purchased	1,260	11	7	—	1,260	11	7	—
Options sold	1,179	—	—	6	1,179	—	—	6

	318,241	2,243	1,417	1,533	319,524	2,274	1,442	1,558

Equity derivatives
Options purchased	20	21	20	—	20	21	20	—

Total derivatives held for trading	391,388	5,396	2,770	3,163	392,671	5,427	2,795	3,188

Derivatives held for hedging
(a) Designated as cash flow hedges
Interest rate derivatives
Swap agreements	10,113	77	40	46	10,113	77	40	46

Total derivatives designated as cash flow hedges	10,113	77	40	46	10,113	77	40	46

(b) Designated as fair value hedges
Foreign exchange derivatives
Swap agreements	82	6	2	10	82	6	2	10
Interest rate derivatives
Swap agreements	31,889	422	281	110	30,789	419	281	82

Total derivatives designated as fair value hedges	31,971	428	283	120	30,871	425	283	92

Total derivatives held for hedging	42,084	505	323	166	40,984	502	323	138

	433,472	5,901	3,093	3,329	433,655	5,929	3,118	3,326

Collateral received / paid	—	—	(52)	(161)	—	—	(52)	(161)

Total derivative financial instruments	433,472	5,901	3,041	3,168	433,655	5,929	3,066	3,165

Hedge accounting

Cash flow hedges

The Banking Group hedges the cash flows from floating rate customer deposits and floating rate wholesale funding arrangements that fund fixed rate lending using cross currency and interest rate swaps. There were no transactions where cash flow hedge accounting ceased in the six months ended 31 March 2007 as a result of highly probable cash flows that were no longer expected to occur (31/03/2006 no transactions; 30/09/2006 no transactions).

Fair valuation gains and losses deferred to the cash flow hedging reserve are transferred to the income statement over the same period as the cash flows from the hedging transaction occur.

Fair value hedges

The Banking Group is exposed to interest rate risk by providing fixed rate lending to customers. The Banking Group hedges this risk through the use of interest rate swaps. The designated hedging relationships result in fair value gains and losses on the fixed rate assets and interest rate swaps.

The fair value gains and losses are recorded through the income statement as incurred. The opposing fair value adjustments carried on balance sheet are amortised to the income statement as the fixed rate asset and interest rate swap near maturity.

	Consolidated				Parent
	Notional	Credit			Notional	Credit
	Principal	Equivalent	Fair values		Principal	Equivalent	Fair values
Unaudited 31/03/2006	Amount	Amount	Assets	Liabilities	Amount	Amount	Assets	Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m

Derivatives held for trading
Foreign exchange derivatives
Spot and forward contracts	29,017	1,617	1,280	715	29,017	1,617	1,280	715
Swap agreements	39,317	3,320	1,908	1,154	39,317	3,320	1,908	1,154
Options purchased	3,033	72	32	—	3,033	72	32	—
Options sold	3,227	—	—	39	3,227	—	—	39

	74,594	5,009	3,220	1,908	74,594	5,009	3,220	1,908

Interest rate derivatives
Forward rate agreements	20,813	5	4	4	20,813	5	4	4
Swap agreements	114,718	1,057	646	728	114,344	1,057	646	717
Futures contracts	20,658	—	1	—	20,65 8	—	1	—
Options purchased	1,606	7	4	—	1,606	7	4	—
Options sold	1,586	—	—	4	1,586	—	—	4

	159,381	1,069	655	736	159,007	1,069	655	725

Equity derivatives
Options purchased	30	22	19	—	30	22	19	—

Total derivatives held for trading	234,005	6,100	3,894	2,644	233,631	6,100	3,894	2,633

Derivatives held for hedging
(a) Designated as cash flow hedges
Interest rate derivatives
Swap agreements	8,003	49	10	109	8,003	49	10	109

Total derivatives designated as cash flow hedges	8,003	49	10	109	8,003	49	10	109

(b) Designated as fair value hedges
Interest rate derivatives
Swap agreements	25,153	146	77	174	25,153	146	77	174

Total derivatives designated as fair value hedges	25,153	146	77	174	25,153	146	77	174

Total derivatives held for hedging	33,156	195	87	283	33,156	195	87	283

	267,161	6,295	3,981	2,927	266,787	6,295	3,981	2,916

Collateral received	—	—	(333)	—	—	—	(333)	—

Total derivative financial instruments	267,161	6,295	3,648	2,927	266,787	6,295	3,648	2,916

	Consolidated				Parent
	Notional	Credit			Notional	Credit
	Principal	Equivalent	Fair values		Principal	Equivalent	Fair values
Audited 30/09/2006	Amount	Amount	Assets	Liabilities	Amount	Amount	Assets	Liabilities
	$m	$m	$m	$m	$m	$m	$m	$m

Derivatives held for trading
Foreign exchange derivatives
Spot and forward contracts	26,325	636	340	449	26,325	636	340	449
Swap agreements	40,205	2,114	695	1,234	40,205	2,114	695	1,234
Options purchased	3,226	83	49	—	3,226	83	49	—
Options sold	3,140	—	—	46	3,140	—	—	46

	72,896	2,833	1,084	1,729	72,896	2,833	1,084	1,729

Interest rate derivatives
Forward rate agreements	24,080	12	12	9	24,080	12	12	9
Swap agreements	177,045	1,398	772	847	177,209	1,398	773	847
Futures contracts	17,097	—	1	1	17,097	—	1	1
Options purchased	1,404	7	4	—	1,404	7	4	—
Options sold	1,293	—	—	4	1,293	—	—	4

	220,919	1,417	789	861	221,083	1,417	790	861

Equity derivatives
Options purchased	30	22	20	—	30	22	20	—

Total derivatives held for trading	293,845	4,272	1,893	2,590	294,009	4,272	1,894	2,590

Derivatives held for hedging
(a) Designated as cash flow hedges
Interest rate derivatives
Swap agreements	5,199	40	20	19	5,199	40	20	19

Total derivatives designated as cash flow hedges	5,199	40	20	19	5,199	40	20	19

(b) Designated as fair value hedges
Foreign exchange derivatives
Swap agreements	121	7	3	—	121	7	3	—

Interest rate derivatives
Swap agreements	27,412	208	104	173	26,839	207	102	168

Total derivatives designated as fair value hedges	27,533	215	107	173	26,960	214	105	168

Total derivatives held for hedging	32,732	255	127	192	32,159	254	125	187

	326,577	4,527	2,020	2,782	326,168	4,526	2,019	2,777

Collateral paid	—	—	—	(785)	—	—	—	(785)

Total derivative financial instruments	326,577	4,527	2,020	1,997	326,168	4,526	2,019	1,992

12.   AVAILABLE-FOR-SALE ASSETS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Government, Local Body stock and bonds	3	526	316	3	526	316
Floating rate notes	42	30	39	32	20	29
Other	—	—	4	—	—	4

Total available-for-sale assets	45	556	359	35	546	349

Included within available-for-sale assets is the following balance:
Assets used to secure deposit obligations	—	40	221	—	40	221

13.   NET LOANS AND ADVANCES

Overdrafts	2,061	1,959	1,907	2,061	1,959	1,907
Credit card outstandings	1,303	1,208	1,238	1,303	1,208	1,238
Term loans – housing	46,564	40,923	43,472	46,564	40,891	43,472
Term loans – non-housing	32,605	30,110	31,547	29,318	26,754	28,282
Finance lease receivables	752	708	776	40	70	44

Gross loans and advances	83,285	74,908	78,940	79,286	70,882	74,943
Provision for credit impairment (Note 15)	(457)	(493)	(460)	(413)	(433)	(415)
Unearned finance income	(264)	(249)	(248)	—	—	—
Fair value hedge adjustment	(364)	(18)	(119)	(364)	(18)	(119)
Deferred fee revenue and expenses	(50)	(51)	(50)	(47)	(48)	(48)
Capitalised brokerage\mortgage origination fees	108	79	92	108	79	92

Total net loans and advances	82,258	74,176	78,155	78,570	70,462	74,453

Included within net loans and advances is the following related party balance:
ANZ Holdings (New Zealand) Limited (Parent Company)	230	155	58	234	213	62

The balance owing by the Parent Company is due within the next twelve months. Interest is received at variable bank rates.

14.   IMPAIRED ASSETS, PAST DUE ASSETS AND OTHER ASSETS UNDER ADMINISTRATION

	Consolidated	Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

On-balance sheet impaired assets, past due assets and other assets under administration

Impaired assets
Balance at the beginning of the period	151	213	213	129	186	186
Transfers from productive	84	111	190	66	89	150
Transfers to productive	(8)	(8)	(10)	(5)	(7)	(8)
Assets realised or loans repaid	(67)	(73)	(165)	(56)	(63)	(135)
Write offs	(41)	(36)	(77)	(38)	(30)	(64)

Balance at the end of the period	119	207	151	96	175	129

Past due assets (90 days past due assets)
Balance at the beginning of the period	86	72	72	78	63	63
Transfers to past due assets	190	142	306	169	122	268
Transfers from past due assets	(157)	(127)	(292)	(141)	(107)	(253)

Balance at the end of the period	119	87	86	106	78	78

Other assets under administration
Balance at the beginning of the period	—	—	—	—	—	—
Transfers to other assets under administration	3	—	—	3	—	—

Balance at the end of the period	3	—	—	3	—	—

Total on-balance sheet impaired assets, past due assets and other assets under administration	241	294	237	205	253	207

Off-balance sheet impaired assets
Balance at the beginning of the period	8	7	7	8	7	7
Transfers (from) to off-balance sheet impaired assets	(3)	—	1	(3)	—	1

Total off-balance sheet impaired assets	5	7	8	5	7	8

Interest foregone on impaired assets
Gross interest receivable on impaired assets	7	9	15	7	8	14
Interest recognised(1)	(2)	(3)	(7)	(2)	(3)	(7)

Total net interest not recognised	5	6	8	5	5	7

(1) The impairment loss on an impaired asset is calculated as the difference between the asset’s carrying amount and the estimated future cashflows discounted to their present value. As this discount unwinds during the period it is recognised as interest income.

15.   PROVISION FOR CREDIT IMPAIRMENT

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Collective provision
Balance at beginning of the period	402	568	568	364	565	565
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	(154)	(154)	—	(197)	(197)
Transfer to held for sale assets	—	—	(2)	—	—	—
Charge (credit) to income statement – continuing operations	8	(9)	(10)	11	(6)	(4)

Balance at end of the period	410	405	402	375	362	364

Individual provision (impaired assets)
Balance at beginning of the period	58	98	98	51	81	81
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	(6)	(6)	—	(6)	(6)
Transfer to held for sale assets	—	—	(1)	—	—	—
Transfers from subsidiary company	—	—	—	—	—	7
Charge to income statement – continuing operations	22	22	28	18	18	20
Charge to income statement – discontinued operations	—	1	1	—	—	—
Recoveries	10	12	22	9	11	20
Bad debts written off	(41)	(36)	(77)	(38)	(30)	(64)
Discount unwind(1)	(2)	(3)	(7)	(2)	(3)	(7)

Balance at end of the period	47	88	58	38	71	51

Total provision for credit impairment	457	493	460	413	433	415

Total provision for credit impairment has been deducted from gross loans and advances.

Provision movement analysis
New and increased provisions	43	43	91	38	37	80
Provision releases	(11)	(9)	(41)	(11)	(8)	(40)

	32	34	50	27	29	40
Recoveries	(10)	(12)	(22)	(9)	(11)	(20)

Individual provision charge	22	22	28	18	18	20
Collective provision charge (credit)	8	(9)	(10)	11	(6)	(4)

Provision for credit impairment – continuing operations	30	13	18	29	12	16
Provision for credit impairment – discontinued operations	—	1	1	—	—	—

Provision for credit impairment	30	14	19	29	12	16

(1) The impairment loss on an impaired asset is calculated as the difference between the asset’sfuture cashflows discounted to their present value. As this discount unwinds during the period it is recognised as interest income.

16.   INVESTMENT IN CONTROLLED ENTITIES, ASSOCIATES AND JOINTLY CONTROLLED ENTITIES

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Shares in controlled entities
Unquoted at cost	—	—	—	7,464	8,591	7,490

Shares in associates
Unquoted at cost plus equity accounted adjustments	5	13	3	3	3	3

Shares in jointly controlled entities
Unquoted at cost plus equity accounted adjustments	185	161	174	202	180	191

Total shares in controlled entities, associates and jointly controlled entities	190	174	177	7,669	8,774	7,684

Shares in associates comprises:
Balance at beginning of the period	3	13	13	3	3	3
Acquisitions	2	—	—	—	—	—
Disposals	—	—	(10)	—	—	—

Balance at end of the period	5	13	3	3	3	3

Shares in associates at 31 March 2007 includes goodwill of $2 million (31/03/2006 $nil; 30/09/2006 $nil).

Shares in jointly controlled entities comprises:
Balance at beginning of the period	174	145	145	191	164	164
Acquisitions	—	4	7	—	4	5
Share of profit of equity accounted jointly controlled entities	11	12	22	11	12	22

Balance at end of the period	185	161	174	202	180	191

Shares in jointly controlled entities at 31 March 2007 includes goodwill of $93 million (31/03/2006 $90 million; 30/09/2006 $93 million).

17.   OTHER ASSETS

Accrued interest and prepaid discounts	481	423	443	414	357	383
Accrued commission	11	11	11	8	8	8
Defined benefit schemes surplus	14	6	6	14	6	6
Share-based payments asset	38	15	36	38	15	36
Prepaid expenses	34	26	25	28	20	18
Security settlements	44	16	310	44	16	310
Other assets	178	109	59	140	83	36

Total other assets	800	606	890	686	505	797

18.   DEFERRED TAX ASSETS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Deferred tax assets
Balance at beginning of the period	332	415	415	307	395	395
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	(30)	(30)	—	(43)	(43)
Transfer from deferred tax liabilities	—	(6)	(6)	—	(6)	(6)
Transfer to held for sale assets	—	—	(6)	—	—	—
Credited (charged) to income statement – continuing operations	21	(16)	(41)	17	(18)	(39)

Balance at end of the period	353	363	332	324	328	307

Deferred tax assets comprise the following temporary differences:
Provision for credit impairment	151	163	152	137	143	137
Deferred fee revenue and expenses	4	8	5	4	8	5
Premises and equipment	4	4	4	(1)	(1)	(1)
Software	33	20	32	32	19	31
Provisions and accruals	93	104	99	84	95	95
Derivative financial instruments	47	9	9	47	9	9
Other	21	55	31	21	55	31

Total deferred tax assets	353	363	332	324	328	307

The deferred tax credited (charged) to the income statement comprises the following temporary differences:
Provision for credit impairment	(1)	(3)	(14)	—	(4)	(9)
Deferred fee revenue and expenses	(1)	—	(4)	(1)	—	(3)
Premises and equipment	—	—	(2)	—	(5)	(6)
Software	1	2	16	1	1	15
Provisions and accruals	(6)	5	6	(11)	8	8
Derivative financial instruments	38	(29)	(30)	38	(29)	(30)
Other	(10)	9	(13)	(10)	11	(14)

Total deferred tax credited (charged) to the income statement – continuing operations	21	(16)	(41)	17	(18)	(39)

There was no deferred tax asset charged or credited to equity as at 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil).

There are no unrecognised deferred tax assets as at 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil).

19.   PREMISES AND EQUIPMENT

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Freehold and leasehold land and buildings
At cost	68	68	68	—	—	—
Accumulated depreciation	(11)	(11)	(11)	—	—	—

Total carrying amount	57	57	57	—	—	—

Leasehold improvements
At cost	94	99	98	1	4	3
Accumulated depreciation	(71)	(71)	(71)	—	(3)	(2)

Total carrying amount	23	28	27	1	1	1

Operating lease assets
At cost	—	729	—	—	—	—
Accumulated depreciation	—	(231)	—	—	—	—

Total carrying amount	—	498	—	—	—	—

Furniture and equipment
At cost	236	224	233	17	24	19
Accumulated depreciation	(159)	(160)	(158)	(9)	(18)	(12)

Total carrying amount	77	64	75	8	6	7

Computer and office equipment
At cost	236	264	238	198	224	198
Accumulated depreciation	(184)	(213)	(193)	(155)	(184)	(164)

Total carrying amount	52	51	45	43	40	34

Work in progress	16	31	36	2	4	17

Total premises and equipment	225	729	240	54	51	59

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Reconciliation of the carrying amounts for each class of premises and equipment are set out below:

Freehold and leasehold land and buildings
Balance at beginning of the period	57	58	58	—	3	3
Additions	1	—	—	—	—	—
Transfers to subsidiary company	—	—	—	—	(3)	(3)
Depreciation	(1)	(1)	(1)	—	—	—

Balance at end of the period	57	57	57	—	—	—

Leasehold improvements
Balance at beginning of the period	27	28	28	1	21	21
Additions	2	3	6	—	—	—
Transfer to held for sale assets	—	—	(1)	—	(19)	—
Transfers to subsidiary company	—	—	—	—	(1)	(19)
Disposals	(3)	—	—	—	—	—
Depreciation	(3)	(3)	(6)	—	—	(1)

Balance at end of the period	23	28	27	1	1	1

Operating lease assets
Balance at beginning of the period	—	484	484	—	—	—
Additions	—	80	176	—	—	—
Transfer to held for sale assets	—	—	(485)	—	—	—
Disposals	—	(21)	(85)	—	—	—
Depreciation	—	(45)	(90)	—	—	—

Balance at end of the period	—	498	—	—	—	—

Furniture and equipment
Balance at beginning of the period	75	66	66	7	30	30
Additions	12	4	22	4	—	2
Transfers to subsidiary company	—	—	—	—	(22)	(22)
Disposals	(3)	—	—	(1)	—	—
Depreciation	(7)	(6)	(13)	(2)	(2)	(3)

Balance at end of the period	77	64	75	8	6	7

Computer and office equipment
Balance at beginning of the period	45	56	56	34	45	45
Additions	18	6	14	18	5	10
Disposals	(1)	—	(2)	(1)	—	(1)
Depreciation	(10)	(11)	(23)	(8)	(10)	(20)

Balance at end of the period	52	51	45	43	40	34

Work in progress
Balance at beginning of the period	36	26	26	17	15	15
Transfers to subsidiary company	—	—	—	—	(11)	(11)
Net (transfers) additions	(20)	5	10	(15)	—	13

Balance at end of the period	16	31	36	2	4	17

Total premises and equipment	225	729	240	54	51	59

20.   GOODWILL AND OTHER INTANGIBLE ASSETS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Goodwill
Gross carrying amount
Balance at beginning of the period	3,265	3,263	3,263	3,217	3,217	3,217
Additions	—	—	3	—	—	—
Transfer to held for sale assets	—	—	(1)	—	—	—

Balance at end of the period	3,265	3,263	3,265	3,217	3,217	3,217

Software
Gross carrying amount
Balance at beginning of the period	51	41	41	50	41	41
Additions from internal developments	8	4	10	7	4	9

Balance at end of the period	59	45	51	57	45	50

Accumulated amortisation
Balance at beginning of the period	(32)	(25)	(25)	(32)	(25)	(25)
Amortisation expense(1)	(3)	(4)	(7)	(3)	(4)	(7)

Balance at end of the period	(35)	(29)	(32)	(35)	(29)	(32)

Total software	24	16	19	22	16	18

Other intangible assets	4	4	4	4	4	4

Total goodwill and other intangible assets	3,293	3,283	3,288	3,243	3,237	3,239

No impairment losses have been recognised against the gross carrying amount of goodwill, software and other intangible assets for the six months ended 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil).

(1) Software amortisation expense is included in other costs in the income statement.

21.   DUE TO OTHER FINANCIAL INSTITUTIONS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	2,106	1,502	1,082	—	—	—
Securities sold under agreements to repurchase from other financial institutions	233	1,189	1,362	233	1,189	1,362
Other financial institutions	1,839	1,245	1,543	1,508	1,168	1,466

Total due to other financial institutions	4,178	3,936	3,987	1,741	2,357	2,828

Included within due to other financial institutions is the following balance:
Balances owing to the Ultimate Parent Company by ANZ National (Int’l) Limited guaranteed by the Bank	2,106	1,502	1,082	—	—	—

Balances owing to the Ultimate Parent Company are due within twelve months. Interest is paid at variable bank rates.

22.   DEPOSITS AND OTHER BORROWINGS

Amortised cost
Certificates of deposit	5,190	4,359	3,941	5,190	4,359	3,941
Term deposits	26,231	25,678	26,293	26,231	25,678	26,293
Demand deposits bearing interest	21,659	17,369	19,856	21,244	16,952	19,441
Deposits not bearing interest	3,953	4,078	3,919	3,953	4,078	3,919
Secured debenture stock	1,960	2,119	2,077	—	—	—
Secured deposits	200	200	200	—	—	—

Total deposits and other borrowings recognised at amortised cost	59,193	53,803	56,286	56,618	51,067	53,594

Fair value through the profit or loss
Commercial paper	5,565	7,913	6,890	—	—	—

Total deposits and other borrowings recognised at fair value	5,565	7,913	6,890	—	—	—

Total deposits and other borrowings	64,758	61,716	63,176	56,618	51,067	53,594

Included within deposits and other borrowings is the following balance:
Commercial paper issued by ANZ National (Int’l) Limited guaranteed by the Bank at amortised cost	5,570	7,919	6,894	—	—	—

UDC Finance Limited secured debentures

Registered secured debenture stock is constituted and secured by trust deeds between certain companies within the UDC Group (the “Charging Group”) and independent trustees. The trust deeds create floating charges over all the assets, primarily loans and advances and operating lease assets, of those companies. As at the date of these financial statements, UDC Finance Limited is the only member of the Charging Group. Until its disposal on 31 October 2006, Truck Leasing Limited was also a member of the Charging Group.

Carrying value of total tangible assets	2,248	2,448	2,383	—	—	—

All changes in the fair value of commercial paper is attributable to changes in the benchmark interest rates (31/03/2006 all changes; 30/09/2006 all changes).

The principal at maturity of commercial paper at fair value through the profit and loss is $5,645 million (31/03/2006 $8,007 million; 30/09/2006 $6,995 million).

23.   PAYABLES AND OTHER LIABILITIES

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Creditors	57	174	68	35	141	45
Accrued interest and unearned discounts	609	524	546	483	413	416
Share-based payments liability	15	6	33	15	6	33
Accrued charges	131	160	166	123	145	160
Security settlements	312	247	184	312	247	184
Equitable assignment of mortgages	37	51	44	37	51	44
Other liabilities	252	201	199	127	140	133

Total payables and other liabilities	1,413	1,363	1,240	1,132	1,143	1,015

24.   DEFERRED TAX LIABILITIES

Provision for deferred income tax
Balance at beginning of the period	210	150	150	202	120	120
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	21	21	—	21	21
Transfer to deferred tax assets	—	(6)	(6)	—	(6)	(6)
Transfer to held for sale liabilities	—	—	(29)	—	—	—
Charged to income statement – continuing operations	42	33	60	44	28	61
Charged to income statement – discontinued operations	—	—	8	—	—	—
Charged (credited) directly to equity	10	(20)	6	10	(20)	6

Balance at end of the period	262	178	210	256	143	202

Deferred income tax liabilities comprise the following temporary differences:
Lease finance	104	101	90	98	66	82
Share compensation	8	5	4	8	5	4
Defined benefit schemes	5	1	2	5	1	2
Other	145	71	114	145	71	114

Total deferred tax liabilities	262	178	210	256	143	202

The deferred tax charged (credited) to the income statement comprises the following temporary differences:
Lease finance	14	29	39	16	24	40
Share compensation	4	1	—	4	1	—
Defined benefit schemes	3	(1)	(1)	3	(1)	(1)
Other	21	4	22	21	4	22

Total deferred tax charged to the income statement – continuing operations	42	33	60	44	28	61

The deferred tax charged (credited) to equity comprises the following temporary differences:
Cash flow hedges	10	(20)	6	10	(20)	6

Total deferred tax charged (credited) directly to equity	10	(20)	6	10	(20)	6

25.     PROVISIONS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Non-lending losses, frauds and forgeries	3	13	4	3	13	4

Employee entitlements (Note 1)
Balance at beginning of the period	107	109	109	106	107	107
New provisions	28	27	52	28	27	50
Provisions utilised	(29)	(30)	(53)	(29)	(30)	(51)
Transfer to held for sale liabilities	—	—	(1)	—	—	—

Balance at end of the period	106	106	107	105	104	106

Personnel restructuring costs (Note 2)
Balance at beginning of the period	9	6	6	9	6	6
New provisions	—	8	8	—	8	8
Provisions utilised	(3)	(2)	(4)	(3)	(2)	(4)
Unused amounts reversed	—	(1)	(1)	—	(1)	(1)

Balance at end of the period	6	11	9	6	11	9

Redundant assets restructuring costs (Note 2)
Balance at beginning of the period	5	16	16	2	13	13
New provisions	—	—	1	—	—	1
Transfers from subsidiary company	—	—	—	1	—	—
Provisions utilised	(2)	(1)	(4)	(1)	(1)	(3)
Unused amounts reversed	—	(6)	(8)	—	(6)	(9)

Balance at end of the period	3	9	5	2	6	2

Other provisions	26	10	10	11	10	10

Total provisions	144	149	135	127	144	131

Note1: Employee entitlements

The provision for employee entitlements provides mainly for the cost of employee entitlements to annual leave, long service leave and retirement leave. The majority of employees utilise their annual leave in the year the entitlement accrues.

Note 2: Personnel restructuring costs and redundant assets restructuring costs

Restructuring cost provisions arise from exit activities relating to material changes in the scope or manner of business undertaken by the Banking Group and includes termination benefits. Provisions are made when the Banking Group is demonstrably committed, it is probable that the costs will be incurred, though their timing is uncertain, and the costs can be reliably estimated. The provisions recognised at 31 March 2007 are expected to be settled over the 2007 financial year, with the exception that provisions for losses arising from rental commitments on leased premises which have become vacant as a result of restructuring will be settled over the remaining term of the leases.

26.     BONDS AND NOTES

					Consolidated				Parent
					Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
					31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
					$m	$m	$m	$m	$m	$m
Issued by ANZ National Bank Limited
Denomination Face value			Maturity	Interest rate %
USD	300m	floating rate bond	2006	LIBOR + 0.05%	—	490	—	—	490	—
NZD	150m	fixed rate notes	2009	6.82%	150	150	150	150	150	150
NZD	150m	fixed rate notes	2011	6.80%	150	150	150	150	150	150
Other bonds and notes(1)					209	145	175	209	145	175
					509	935	475	509	935	475

Issued by ANZ National (Int’l) Limited
Denomination Face value			Maturity	Interest rate %
HKD	156m	floating rate notes	2006	3 month HIBOR + 0.1125%	—	33	—	—	—	—
HKD	234m	fixed rate notes	2006	4.95%	—	49	46	—	—	—
USD	10m	fixed rate notes	2006	4.045%	—	16	—	—	—	—
USD	50m	floating rate notes	2006	3 month LIBOR – 0.11%	—	82	—	—	—	—
GBP	100m	floating rate notes	2007	3 month GBP LIBOR – 0.03%	—	285	288	—	—	—
GBP	250m	floating rate notes (2)	2007	3 month LIBOR – 0.01%	688	713	719	—	—	—
USD	100m	floating rate notes	2007	3 month LIBOR – 0.10%	140	—	153	—	—	—
EUR	25m	floating rate notes	2007	3 month EURIBOR – 0.08%	47	—	49	—	—	—
EUR	100m	floating rate notes	2008	3 month EURIBOR + 0.02%	187	199	195	—	—	—
GBP	300m	floating rate notes	2008	3 month GBP LIBOR + 0.01%	825	855	863	—	—	—
HKD	80m	fixed rate notes	2008	3.93%	14	17	16	—	—	—
NZD	150m	fixed rate notes	2008	6.50%	150	150	150	—	—	—
USD	27m	fixed rate notes (3)	2008	4.25%	38	44	41	—	—	—
USD	120m	floating rate notes	2008	3 month LIBOR – 0.06%	168	—	—	—	—	—
USD	250m	fixed rate notes	2008	4.265%	350	408	383	—	—	—
USD	750m	floating rate notes	2008	3 month LIBOR + 0.07%	1,050	1,225	1,149	—	—	—
GBP	40m	floating rate notes	2008	3 month GBP LIBOR – 0.065%	110	—	115	—	—	—
JPY	9,000m	floating rate notes	2008	3 month JPY LIBOR	107	—	117	—	—	—
EUR	750m	floating rate notes	2009	3 month EURIBOR + 0.12%	1,401	1,490	1,461	—	—	—
HKD	1,000m	fixed rate notes	2009	4.40%	179	211	197	—	—	—
NZD	150m	floating rate notes	2009	3 month BKBM + 0.10%	150	150	150	—	—	—
HKD	300m	fixed rate notes	2009	4.93%	54	—	59	—	—	—
HKD	280m	fixed rate notes	2009	4.44%	50	—	—	—	—	—
USD	750m	floating rate notes	2009	3 month LIBOR + 0.04%	1,050	—	1,150	—	—	—
USD	250m	floating rate notes	2009	3 month Prime – 2.9125%	350	—	—	—	—	—
USD	300m	floating rate notes	2009	1 month LIBOR + 0.04%	420	—	—	—	—	—
NZD	20m	floating rate notes	2009	3 month BKBM + 0.05%	20	—	20	—	—	—
HKD	130m	floating rate notes (4)	2010	3 month HIBOR + 0.46%	—	27	26	—	—	—
HKD	150m	floating rate notes (5)	2010	6 month HIBOR + 0.60%	27	32	30	—	—	—
HKD	190m	floating rate notes (6)	2010	6 month HIBOR + 0.60%	34	40	37	—	—	—
HKD	200m	floating rate notes (7)	2010	6 month HIBOR + 0.60%	36	42	39	—	—	—
HKD	200m	floating rate notes (8)	2010	3 month HIBOR + 0.405%	—	42	39	—	—	—
USD	750m	floating rate notes	2010	3 month LIBOR + 0.11%	1,050	1,225	1,149	—	—	—
USD	1,500m	floating rate notes (9)	2010	1 month LIBOR	2,101	2,450	2,297	—	—	—
NZD	100m	floating rate notes	2010	3 month BKBM + 0.05%	100	—	—	—	—	—
USD	75m	fixed rate notes (10)	2011	5.182%	—	123	115	—	—	—
USD	300m	fixed rate notes	2011	5.50%	420	—	460	—	—	—
GBP	350m	floating rate notes	2011	3 month LIBOR + 0.05%	963	—	—	—	—	—
HKD	200m	fixed rate notes (11)	2011	5.10%	36	—	—	—	—	—
HKD	200m	fixed rate notes (12)	2011	4.90%	36	—	—	—	—	—
					12,351	9,908	11,513	—	—	—

Issued by NBNZ Holdings Limited
Denomination Face value			Maturity	Interest rate %
NZD	480m	floating rate notes (13)	2008	3 month BKBM	480	480	480	—	—	—
Total bonds and notes					13,340	11,323	12,468	509	935	475

Included within bonds and notes is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)					688	713	719	—	—	—

(1) Other bonds and notes includes index linked notes, equity linked notes and other fixed rate and fixed term bonds.

(2) These notes were issued to Australia and New Zealand Banking Group Limited.

(3) The interest rate payable on these notes is stepped as follows: Year 1 3.00%, Year 2 3.25%, Year 3 3.50%, Year 4 4.25% and Year 5 5.00%. The issuer may elect to redeem the notes annually from May 2004.

(4) The interest rate payable on these notes is stepped as follows: Year 1 HIBOR + 0.46%, Years 2 – 5 HIBOR + 0.60%. For each 6 month period after Year 1, there is a maximum interest rate payable, starting at 4.60% after Year 1 and stepping up 0.25% every 6 months. The issuer exercised their option to call the note on 6 October 2006.

(5) The interest rate payable on these notes is stepped as follows: Year 1 3.77%, Years 2 – 5 HIBOR + 0.60%. For each 6 month period after Year 1, there is a maximum interest rate payable, starting at 3.75% after Year 1 and stepping up 0.25% every 6 months. The issuer has the right to redeem the notes on every semi-annual coupon date from 28 April 2006.

(6) The interest rate payable on these notes is stepped as follows: Year 1 3.77%, Years 2 – 5 HIBOR + 0.60%. For each 6 month period after Year 1, there is a maximum interest rate payable, starting at 3.75% after Year 1 and stepping up 0.25% every 6 months. The issuer has the right to redeem the notes on every semi-annual coupon date from 28 April 2006.

(7) The interest rate payable on these notes is stepped as follows: Year 1 HIBOR + 1.26%, Years 2 – 5 HIBOR + 0.60%. For each 6 month period after Year 1, there is a maximum interest rate payable, starting at 4.00% after Year 1 and stepping up 0.25% every 6 months. The issuer has the right to redeem the notes on every semiannual coupon date from 26 May 2006.

(8) The interest rate payable on these notes is stepped as follows: Year 1 HIBOR + 0.405%, Years 2 – 5 HIBOR + 0.60%. For each 6 month period after Year 1, there is a maximum interest rate payable, starting at 4.60% after Year 1 and stepping up 0.25% every 6 months. The issuer exercised their option to call the note on 6 October 2006.

(9) The interest rate payable on these notes is stepped as follows: Year 1 1 month LIBOR – 0.02%, Year 2 1 month LIBOR, Year 3 1 month LIBOR + 0.01%, Year 4 1 month LIBOR + 0.02% and Year 5 1 month LIBOR + 0.03%. The investor may elect to extend the maturity of the notes for a year on a monthly basis.

(10) These notes were redeemed at the option of the issuer on 1 February 2007.

(11) The interest rate payable on these notes is stepped as follows: Year 1 5.10% per annum, Year 2 4.65% per annum, Years 3, 4 and 5 4.40% per annum. The issuer has the right to redeem the notes on every coupon date from 5 December 2007.

(12) The interest rate payable on these notes is stepped as follows: Year 1 4.90% per annum, Year 2 4.65% per annum, Years 3, 4 and 5 4.40% per annum. The issuer has the right to redeem the notes on every coupon date from 6 December 2007.

(13) These notes can be redeemed by giving not less than 30 days notice by the note holder.

Bonds and notes issued by ANZ National (Int’l) Limited are guaranteed by the Bank.

27.     RELATED PARTY FUNDING

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
ANZ Holdings (New Zealand) Limited (Parent Company)	2,764	2,643	2,720	2,764	2,643	2,720

The following amounts have been provided by the Parent Company:

Date advanced	Underlying currency
September 2003	AUD 1,000,000,000
November 2003	USD 1,100,000,000

These funds have been borrowed in New Zealand dollars on an overnight basis and are at call. Interest is payable monthly, based on New Zealand overnight deposit rates. The New Zealand dollar equivalents of the AUD and USD funds have been hedged by the Parent Company until 17 September 2007 and 15 December 2007 respectively.

28.     LOAN CAPITAL

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
AUD 207,450,000 term subordinated floating rate loan	234	243	238	234	243	238
AUD 265,740,000 perpetual subordinated floating rate loan	301	311	304	301	311	304
AUD 186,100,000 term subordinated floating rate loan	211	218	213	211	218	213
AUD 43,767,507 term subordinated floating rate loan	50	—	50	50	—	50
NZD term subordinated fixed rate bonds	1,243	750	1,000	1,243	750	1,000
Total loan capital	2,039	1,522	1,805	2,039	1,522	1,805
Included within loan capital is the following related party balance:
Australia and New Zealand Banking Group Limited (Ultimate Parent Company)	796	772	805	796	772	805

AUD 207,450,000 loan

This loan was drawn down on 31 August 2004 and has an ultimate maturity date of 31 August 2014. The Bank may elect to repay the loan on 31 August each year commencing from 2009 through to 2014. All interest is payable half yearly in arrears, with interest payments due 28 February and 31 August. Interest is based on BBSW + 0.40% p.a. up until, and including, 31 August 2009 and increases to BBSW + 0.90% p.a. thereafter.

AUD 265,740,000 loan

This loan was drawn down on 27 September 1996 and has no fixed maturity. Interest is payable half yearly in arrears based on BBSW + 0.95% p.a., with interest payments due 15 March and 15 September.

AUD 186,100,000 loan

This loan was drawn down on 19 April 2005 with an ultimate maturity date of 20 April 2015. The Bank may elect to repay the loan on 19 April each year commencing from 2010 through to 2015. All interest is payable half yearly in arrears, with interest payments due 19 April and 19 October. Interest is based on BBSW + 0.32% p.a. to 19 April 2010 and increases to BBSW + 0.82% p.a. thereafter.

AUD 43,767,507 loan

This loan was drawn down on 15 September 2006 with an ultimate maturity date of 15 September 2016. The Bank may elect to repay the loan on 15 September each year commencing from 2011 through to 2016. All interest is payable half yearly in arrears, with interest payments due 15 March and 15 September. Interest is based on BBSW + 0.29% p.a. to 15 September 2011 and increases to BBSW + 0.79% p.a. thereafter.

NZD term subordinated fixed rate bonds

The terms and conditions of these fixed rate and fixed term bonds are as follows:

New Zealand Exchange listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
23 July 2002	300	7.05%	23 July 2007	23 July 2012
15 September 2006	350	7.16%	15 September 2011	15 September 2016
2 March 2007	250	7.60%	2 March 2012	2 March 2017

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 0.80% p.a., 0.75% p.a. and 0.76% p.a. for the $300 million, $350 million and $250 million bonds, respectively. Interest is payable half yearly in arrears based on the fixed coupon rate.

As at 31 March 2007 these bonds carried an AA- rating by Standard & Poor’s.

These bonds are listed on the NZX. The Market Surveillance Panel of the NZX granted the Bank a waiver from the requirements of Listing Rules 10.4 and 10.5. Rule 10.4 relates to the provision of preliminary announcements of half yearly and annual results to the NZX. Rule 10.5 relates to preparing and providing a copy of half yearly and annual reports to the NZX. The Bank has been granted a waiver from these rules on the conditions that the Bank’s quarterly General Disclosure Statement (‘GDS’) is available on the Bank’s website, at any branch and at the NZX; that bondholders are advised by letter that copies of the GDS are available at the above locations; that all bondholders are notified on an ongoing basis, by way of a sentence included on the notification of interest payments, that the latest GDS is available for review at the above locations; and that a copy of the GDS is sent to the NZX on an ongoing basis.

Non listed bonds

Issue date	Amount $m	Coupon rate	Call date	Maturity date
15 March 2002	125	7.61%	16 April 2007	16 April 2012
15 July 2002	125	7.40%	17 September 2007	17 September 2012
20 February 2003	100	6.46%	20 August 2008	20 August 2013

The Bank may elect to redeem the bonds on their call date. If the bonds are not called they will continue to pay interest to maturity at the five year interest rate swap rate plus 1.00% p.a., apart from the 20 August 2013 bonds, which will continue to pay interest to maturity at the five year interest rate swap rate plus 0.97% p.a. Interest is payable half yearly in arrears based on the fixed coupon rate. On 16 April 2007, the Bank redeemed bonds with face value of $125 million and a coupon rate of 7.61%.

As at 31 March 2007 these bonds carried an AA- rating by Standard & Poor’s.

Loan capital is subordinated in right of payment in the event of liquidation or wind up to the claims of depositors and all creditors of the Bank.

29.     ORDINARY SHARE CAPITAL

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	Issued	Issued	Issued	Issued	Issued	Issued
	Shares	Shares	Shares	Shares	Shares Issued	Shares

Ordinary shares at beginning and end of the period	700,755,498	700,755,498	700,755,498	700,755,498	700,755,498	700,755,498

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Ordinary share capital at beginning and end of the period	5,943	5,943	5,943	5,943	5,943	5,943

The authorised share capital of the Bank comprises 700,755,498 ordinary shares. At beginning and end of the period 650,712 ordinary shares were uncalled (31/03/2006 650,712 shares; 30/09/2006 650,712 shares).

Voting rights

At a meeting: on a show of hands or vote by voice every member who is present in person or by proxy or by representative shall have one vote.

On a poll: every member who is present in person or by proxy or by representative shall have one vote for every share of which such member is the holder.

30.     RESERVES AND RETAINED PROFITS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Available-for-sale revaluation reserve
Balance at beginning of the period	3	n/a	n/a	3	n/a	n/a
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	—	—	—	—	—
Valuation gain recognised after tax	—	—	3	—	—	3
Cumulative gain transferred to the income statement on sale of financial assets	(3)	—	—	(3)	—	—
Balance at end of the period	—	—	3	—	—	3
Cash flow hedging reserve
Balance at beginning of the period	52	n/a	n/a	52	n/a	n/a
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	40	40	—	40	40
Valuation gain recognised after tax	21	(40)	12	21	(40)	12
Balance at end of the period	73	—	52	73	—	52
Total reserves	73	—	55	73	—	55

Retained profits
Balance at beginning of the period	2,235	2,003	2,003	651	851	851
Adjustment on adoption of NZ IAS 39 on 1 October 2005	—	61	61	—	90	90
Profit after income tax	635	520	1,072	425	287	611
Total available for appropriation	2,870	2,584	3,136	1,076	1,228	1,552
Actuarial gain (loss) on defined benefit schemes after tax	6	(1)	(1)	6	(1)	(1)
Interim ordinary dividends paid	—	—	(900)	—	—	(900)
Balance at end of the period	2,876	2,583	2,235	1,082	1,227	651

A dividend of $400 million was declared on 13 April 2006 and paid on 5 May 2006. A dividend of $500 million was declared on 10 August 2006 and paid on 15 September 2006.

A dividend of $360 million was declared on 12 April 2007.

The declared dividend on ordinary shares was $0.51 per share (31/03/2006 $0.57 per share; 30/09/2006 $1.28 per share).

31.     CAPITAL ADEQUACY

	Consolidated			Registered Bank
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006

Capital Adequacy Ratios
Tier 1 Capital	7.98%	8.24%	7.34%	7.68%	8.06%	7.09%
Total Capital	11.03%	10.70%	10.14%	9.82%	9.54%	8.96%

Reserve Bank of New Zealand minimum ratios:
Tier 1 Capital	4.00%	4.00%	4.00%	4.00%	4.00%	4.00%
Total Capital	8.00%	8.00%	8.00%	8.00%	8.00%	8.00%

The information contained in the table below has been derived in accordance with the Conditions of Registration imposed pursuant to section 74 (4) (b) of the Reserve Bank of New Zealand Act 1989 and the capital adequacy framework issued by the Reserve Bank of New Zealand.

For the purposes of calculating the capital adequacy ratios for the Registered Bank (“solo basis”), wholly owned and wholly funded subsidiaries of ANZ National Bank Limited are consolidated with the Bank. In this context, wholly funded by the Bank means that there are no liabilities (including off-balance sheet obligations) to anyone other than the Bank, the Department of Inland Revenue and trade creditors, where aggregate exposure to trade creditors does not exceed 5% of the subsidiary’s shareholders’ equity. Wholly owned by the Bank means that all equity issued by the subsidiary is held by the Bank.

	Consolidated			Registered Bank
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Tier 1 Capital
Ordinary share capital	5,943	5,943	5,943	5,943	5,943	5,943
Revenue and similar reserves	2,314	2,063	1,218	2,003	1,823	979
Current period’s profit after tax	635	520	1,072	618	484	1,001

Less deductions from Tier 1 Capital
- Goodwill	3,265	3,263	3,266	3,262	3,262	3,262
Other intangible assets	28	20	23	26	20	22
Defined benefit schemes surplus	14	—	—	14	—	—
- Equity investment in ING NZ	177	157	167	177	157	167
- Cash flow hedging reserve	73	—	52	73	—	52

Total Tier 1 Capital	5,335	5,086	4,725	5,012	4,811	4,420

Tier 2 Capital – Upper Level Tier 2 Capital
Perpetual subordinated debt	301	311	304	301	311	304

Tier 2 Capital – Lower Level Tier 2 Capital
Term subordinated debt	1,738	1,211	1,501	1,738	1,211	1,501

Total Tier 2 Capital	2,039	1,522	1,805	2,039	1,522	1,805

Total Tier 1 Capital Plus Tier 2 Capital	7,374	6,608	6,530	7,051	6,333	6,225

Less deductions from Total Capital
- Equity investments in subsidiaries	—	—	—	642	637	642

Capital	7,374	6,608	6,530	6,409	5,696	5,583

Total risk-weighted exposures
On-balance sheet exposures	61,726	57,321	60,160	60,144	55,312	58,137
Off-balance sheet exposures	5,140	4,410	4,223	5,123	4,391	4,185

	66,866	61,731	64,383	65,267	59,703	62,322

Total Risk Weighted Exposures of the Banking Group as at 31 March 2007 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	4,981	0	—
Long term claims on Government	657	10	66
Claims on banks	4,385	20	877
Claims on public sector entities	422	20	84
Residential mortgages	46,399	50	23,200
Other	37,499	100	37,499
Non-risk weighted assets	6,615	n/a	—

Total on-balance sheet exposures	100,958		61,726

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,177	100	2,177	45	984
Commitments with certain drawdown	2,391	100	2,391	63	1,499
Transaction related contingent liabilities	371	50	185	100	185
Short term self liquidating trade related contingencies	150	20	30	71	21
Other commitments to provide financial services which have an original maturity of one year or more	2,013	50	1,007	100	1,007
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	18,089	0	—	100	—
Market related contracts(1)
- Foreign exchange	73,209		3,138	27	844
- Interest rate	360,243		2,742	22	596
Equity	20		21	20	4

Total off-balance sheet exposures	458,663		11,691		5,140

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Banking Group as at 3 March 2006 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	2,053	0	—
Long term claims on Government	1,004	10	100
Claims on banks	7,342	20	1,468
Claims on public sector entities	391	20	78
Residential mortgages	41,072	50	20,536
Other	35,139	100	35,139
Non-risk weighted assets	7,293	n/a	—

Total on-balance sheet exposures	94,294		57,321

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,890	100	1,890	44	828
Commitments with certain drawdown	1,353	100	1,353	73	986
Transaction related contingent liabilities	328	50	164	100	164
Short term self liquidating trade related contingencies	279	20	56	84	47
Other commitments to provide financial services which have an original maturity of one year or more	1,429	50	715	100	715
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,469	0	—	100	—
Market related contracts(1)
- Foreign exchange	74,594		5,009	27	1,354
- Interest rate	192,537		1,264	25	312
- Equity	30		22	20	4

Total off-balance sheet exposures	289,909		10,473		4,410

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Banking Group as at 30 September 2006 (Audited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	2,328	0	—
Long term claims on Government	824	10	82
Claims on banks	6,481	20	1,296
Claims on public sector entities	425	20	85
Residential mortgages	43,526	50	21,763
Other	36,934	100	36,934
Non-risk weighted assets	5,506	n/a	—

Total on-balance sheet exposures	96,024		60,160

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,056	100	2,056	46	946
Commitments with certain drawdown	1,259	100	1,259	61	771
Transaction related contingent liabilities	376	50	188	100	188
Short term self liquidating trade related contingencies	89	20	18	94	17
Other commitments to provide financial services which have an original maturity of one year or more	2,351	50	1,175	100	1,175
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,987	0	—	100	—
Market related contracts(1)
- Foreign exchange	73,017		2,840	26	745
- Interest rate	253,530		1,665	23	377
- Equity	30		22	20	4

Total off-balance sheet exposures	350,695		9,223		4,223

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Registered Bank as at 31 March 2007 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	4,681	0	—
Long term claims on Government	657	10	66
Claims on banks	3,878	20	776
Claims on public sector entities	422	20	84
Residential mortgages	46,399	50	23,200
Other	36,018	100	36,018
Non-risk weighted assets	7,252	n/a	—

Total on-balance sheet exposures	99,307		60,144

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,177	100	2,177	45	984
Commitments with certain drawdown	2,391	100	2,391	63	1,499
Transaction related contingent liabilities	371	50	185	100	185
Short term self liquidating trade related contingencies	148	20	30	72	21
Other commitments to provide financial services which have an original maturity of one year or more	1,980	50	990	100	990
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,917	0	—	100	—
Market related contracts(1)
- Foreign exchange	73,209		3,138	27	844
- Interest rate	359,826		2,741	22	596
- Equity	20		21	20	4

Total off-balance sheet exposures	458,039		11,673		5,123

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Registered Bank as at 31 March 2006 (Unaudited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	1,753	0	—
Long term claims on Government	1,004	10	100
Claims on banks	6,786	20	1,357
Claims on public sector entities	391	20	78
Residential mortgages	41,040	50	20,520
Other	33,257	100	33,257
Non-risk weighted assets	7,929	n/a	—

Total on-balance sheet exposures	92,160		55,312

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	1,890	100	1,890	44	828
Commitments with certain drawdown	1,334	100	1,334	73	967
Transaction related contingent liabilities	328	50	164	100	164
Short term self liquidating trade related contingencies	277	20	55	85	47
Other commitments to provide financial services which have an original maturity of one year or more	1,429	50	715	100	715
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,000	0	—	100	—
Market related contracts(1)
- Foreign exchange	74,591		5,009	27	1,354
- Interest rate	191,771		1,264	25	312
Equity	30		22	20	4

Total off-balance sheet exposures	288,650		10,453		4,391

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

Total Risk Weighted Exposures of the Registered Bank as at 30 September 2006 (Audited):

	Principal	Risk	Risk
	Amount	Weight	Weighted
	$m	%	$m
On-balance sheet exposures

Cash and short term claims on Government	2,028	0	—
Long term claims on Government	824	10	82
Claims on banks	5,950	20	1,190
Claims on public sector entities	425	20	85
Residential mortgages	43,526	50	21,763
Other	35,017	100	35,017
Non-risk weighted assets	6,143	n/a	—

Total on-balance sheet exposures	93,913		58,137

	Notional	Credit	Credit	Average
	Principal	Conversion	Equivalent	Risk	Risk
	Amount	Factor	Amount	Weight	Weighted
	$m	%	$m	%	$m
Off-balance sheet exposures

Direct credit substitutes	2,056	100	2,056	46	946
Commitments with certain drawdown	1,221	100	1,221	60	733
Transaction related contingent liabilities	376	50	188	100	188
Short term self liquidating trade related contingencies	87	20	17	97	17
Other commitments to provide financial services which have an original maturity of one year or more	2,351	50	1,175	100	1,175
Other commitments with an original maturity less than one year or which can be unconditionally cancelled at any time	17,805	0	—	100	—
Market related contracts(1)
- Foreign exchange	73,016		2,840	26	745
- Interest rate	252,713		1,665	23	377
Equity	30		22	20	4

Total off-balance sheet exposures	349,655		9,184		4,185

(1) The credit equivalent amounts for market related contracts are calculated using the current exposure method.

32.     FINANCIAL RISK MANAGEMENT

Strategy in using financial instruments.

By their nature, the Banking Group’s activities are principally related to the use of financial instruments including derivatives. The Banking Group accepts deposits from customers at both fixed and floating rates, and for various periods, and seeks to earn an interest margin by investing these funds in high quality assets. The Banking Group seeks to increase these margins by consolidating short-term funds and lending for longer periods at higher rates, while maintaining sufficient liquidity to meet all claims that might fall due.

The Banking Group also seeks to raise its interest margins through lending to commercial and retail borrowers with a range of credit standing. Such exposures involve not just on-balance sheet loans and advances; the Banking Group also enters into guarantees and other commitments such as letters of credit and performance, and other bonds.

The Banking Group also trades in financial instruments where it takes positions in traded and over-the-counter instruments, including derivatives, to take advantage of short-term market movements in equities and bonds and in currency and interest rate prices. The Board places trading limits on the level of exposure that can be taken in relation to both overnight and intra-day market positions. With the exception of specific hedging arrangements, foreign exchange and interest rate exposures associated with these derivatives are normally offset by entering into counterbalancing positions, thereby controlling the variability in the net cash amounts required to liquidate market positions.

Credit Risk

The Banking Group takes on exposure to credit risk, which is the risk that a counterparty will be unable to pay amounts in full when due. Impairment provisions are provided for losses that have been incurred at the balance sheet date. Significant changes in the economy, or in the health of a particular industry segment that represents a concentration in the Banking Group’s portfolio, could result in losses that are different from those provided for at the balance sheet date. Management therefore carefully manages its exposure to credit risk.

The Banking Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers, and to geographical and industry segments. Such risks are monitored on a revolving basis and subject to an annual or more frequent review.

The exposure to any one borrower including banks and brokers is further restricted by sub-limits covering on- and off-balance sheet exposures, and daily delivery risk limits in relation to trading items such as forward foreign exchange contracts. Actual exposures against limits are monitored daily.

Exposure to credit risk is managed through regular analysis of the ability of borrowers and potential borrowers to meet interest and capital repayment obligations and by changing these lending limits where appropriate. Exposure to credit risk is also managed in part by obtaining collateral and corporate and personal guarantees, but a portion is personal lending (i.e. credit cards) where no such facilities can be obtained.

Derivatives

The Banking Group maintains strict control limits on net open derivatives positions (i.e. the difference between purchase and sale contracts), by both amount and term. At any one time, the amount subject to credit risk is limited to the current fair value of instruments that are favourable to the Banking Group (i.e. assets where their fair value is positive), which in relation to derivatives is only a small fraction of the contract, or notional values used to express the volume of instruments outstanding. This credit risk exposure is managed as part of the overall lending limits with customers, together with potential exposures from market movements. Collateral or other security is not usually obtained for credit risk exposures on these instruments, except where the Banking Group requires margin deposits from counterparties.

Credit-related commitments

The primary purpose of these instruments is to ensure that funds are available to a customer as required. Guarantees and standby letters of credit – which represent irrecoverable assurances that the Banking Group will make payments in the event that a customer cannot meet its obligations to third parties – carry the same credit risk as loans. Documentary and commercial letters of credit – which are written undertakings by the Banking Group on behalf of a customer authorising a third party to draw drafts on the Banking Group up to a stipulated amount under specific terms and conditions – are collateralised by the underlying shipments of goods to which they relate and therefore carry less risk than a direct borrowing.

Commitments to extend credit represent unused portions of authorisations to extend credit in the form of loans, guarantees or letters of credit. With respect to credit risk on commitments to extend credit, the Banking Group is potentially exposed to loss in an amount equal to the total unused commitments. However, the likely amount of loss is less than the total unused commitments, as most commitments to extend credit are contingent upon customers maintaining specific credit standards. The Banking Group monitors the term to maturity of credit commitments because longer-term commitments generally have a greater degree of credit risk than shorter-term commitments.

Foreign Currency Related Risk

The risk related to mismatching of non-traded foreign currency assets and liabilities is presented in Note 37 Foreign Currency Risk.

33.     FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The table below summarises the carrying amounts and fair values of each class of financial assets and liabilities. The methods and significant assumptions applied in determining fair values are outlined on the following page.

	Unaudited 31/03/2007		Unaudited 31/03/2006		Audited 30/09/2006
	Carrying	Fair	Carrying	Fair	Carrying	Fair
	Amount	Value	Amount	Value	Amount	Value
	$m	$m	$m	$m	$m	$m
Consolidated

Financial assets
Liquid assets	5,741	5,741	1,997	1,997	2,698	2,698
Due from other financial institutions	3,067	3,067	7,110	7,110	5,617	5,617
Trading securities	1,917	1,917	1,652	1,652	1,596	1,596
Derivative financial instruments	3,041	3,041	3,648	3,648	2,020	2,020
Available-for-sale assets	45	45	556	556	359	359
Net loans and advances	82,258	81,807	74,176	73,744	78,155	77,878
Other financial assets	714	714	559	559	823	823

Total financial assets	96,783	96,332	89,698	89,266	91,268	90,991

Financial liabilities
Due to other financial institutions	4,178	4,177	3,936	3,940	3,987	3,987
Deposits and other borrowings	64,758	64,713	61,716	61,693	63,176	63,162
Derivative financial instruments	3,168	3,168	2,927	2,927	1,997	1,997
Payables and other financial liabilities	1,190	1,190	1,120	1,120	965	965
Bonds and notes	13,340	13,341	11,323	11,326	12,468	12,469
Related party funding	2,764	2,764	2,643	2,643	2,720	2,720
Loan capital	2,039	2,034	1,522	1,522	1,805	1,802

Total financial liabilities	91,437	91,387	85,187	85,171	87,118	87,102

Parent

Financial assets
Liquid assets	5,740	5,740	1,997	1,997	2,698	2,698
Due from other financial institutions	2,580	2,580	6,510	6,510	5,111	5,111
Trading securities	1,916	1,916	1,652	1,652	1,596	1,596
Derivative financial instruments	3,066	3,066	3,648	3,648	2,019	2,019
Available-for-sale assets	35	35	546	546	349	349
Net loans and advances	78,570	78,123	70,462	70,074	74,453	74,192
Due from subsidiary companies	1,543	1,543	1,577	1,577	1,505	1,505
Other financial assets	606	606	464	464	737	737

Total financial assets	94,056	93,609	86,856	86,468	88,468	88,207

Financial liabilities
Due to other financial institutions	1,741	1,741	2,357	2,357	2,828	2,828
Deposits and other borrowings	56,618	56,578	51,067	51,046	53,594	53,583
Due to subsidiary companies	30,185	30,185	29,347	29,354	28,648	28,656
Derivative financial instruments	3,165	3,165	2,916	2,916	1,992	1,992
Payables and other financial liabilities	924	924	920	920	755	755
Bonds and notes	509	509	935	937	475	472
Related party funding	2,764	2,764	2,643	2,643	2,720	2,720
Loan capital	2,039	2,034	1,522	1,522	1,805	1,802

Total financial liabilities	97,945	97,900	91,707	91,695	92,817	92,808

Methodologies

Fair value is the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction.

Quoted market prices, where available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present value estimates or other valuation techniques. For the majority of short-term financial instruments, defined as those which reprice or mature within 90 days or less, with no significant change in credit risk, the fair value was assumed to equate to the carrying amount in the balance sheet.

The fair values are based on relevant information available as at balance date. While judgement is used in obtaining the fair value of financial instruments, there are inherent weaknesses in any estimation technique. Many of the estimates involve uncertainties and matters of significant judgement, and changes in underlying assumptions could significantly affect these estimates. Furthermore, market prices or rates of discount are not available for many of the financial instruments valued and surrogates have been used which may not reflect the price that would apply in an actual sale.

Liquid assets and Due from other financial institutions

The carrying values of these financial instruments are considered to approximate their fair values where they are short term in nature or receivable on demand. Where financial instruments reprice or mature over 90 days, fair values are based on quoted market prices or present value estimates.

Trading securities

Trading securities are carried at fair value. Fair value is generally based on quoted market prices, broker or dealer price quotations or prices for securities with similar credit risk, maturity and yield characteristics.

Derivative financial instruments

Derivative financial instruments are carried at fair value. The fair values of derivative financial instruments such as interest rate swaps and currency swaps were calculated using discounted cash flow models based on current market yields for similar types of instruments and the maturity of each instrument. Foreign exchange contracts and interest rate option contracts were valued using market prices and options valuation models as appropriate.

Available-for-sale assets

Available-for-sale assets are carried at fair value. Fair value is based on quoted market prices, or broker or dealer price quotations. If this information is not available, fair value has been estimated using quoted market prices for securities with similar credit, maturity and yield characteristics.

Net Loans and advances

The carrying value of net loans and advances includes deferred fees and expenses, and is net of provision for credit impairment and income yet to mature. The estimated fair value of net loans and advances is based on the discounted amount of estimated future cash flows and accordingly has been adjusted for provision for credit impairment.

Estimated contractual cash flows for performing loans are discounted at estimated current bank credit spreads to determine fair value. For loans with doubt as to collection, expected cash flows (inclusive of the value of security) are discounted using a rate which includes a premium for the uncertainty of the flows.

The difference between estimated fair values of loans and advances and their carrying value reflects changes in interest rates and the credit worthiness of borrowers since loan origination.

Other financial assets

The carrying value of accrued interest and fees receivable approximate their fair values, as they are short term in nature or are receivable on demand. Deferred tax assets and prepaid expenses are not considered financial assets.

Due to other financial institutions

The carrying value of amounts due to other financial institutions is considered to approximate their fair value where they are short term in nature or payable on demand. Where financial instruments reprice or mature over 90 days, fair values are based on quoted market prices or present value estimates.

Deposits and other borrowings

The fair value of a deposit liability without a specified maturity or at call is deemed to be the amount payable on demand at the reporting date. The fair value is not adjusted for any value expected to be derived from retaining the deposit for a future period of time.

For interest bearing fixed maturity deposits and other borrowings without quoted market prices, market borrowing rates of interest for debt with a similar maturity are used to discount contractual cash flows.

Payables and other financial liabilities

This category includes accrued interest and fees payable for which the carrying amount is considered to approximate their fair value. Income tax liabilities, other provisions and accrued charges are not considered financial liabilities.

Bonds and notes, related party funding and loan capital

The fair value of bonds and notes and loan capital was calculated based on quoted market prices. For those debt issues where quoted market prices were not available, a discounted cash flow model using a yield curve appropriate for the remaining term to maturity of the instrument was used. The carrying value of related party funding is considered to approximate their fair value.

34.     MATURITY ANALYSIS OF ASSETS AND LIABILITIES

Liquidity risk is the risk that the Banking Group and Bank will encounter difficulty in meeting commitments associated with its financial liabilities, e.g. overnight deposits, current accounts, and maturing deposits; and future commitments, e.g. loan draw-downs and guarantees. The Banking Group manages its exposure to liquidity risk by maintaining sufficient liquid funds to meet its commitments based on historical and forecasted cash flow requirements.

The following maturity analysis of assets and liabilities has been prepared on the basis of the remaining period to contractual maturity or expected maturity, where known, as at balance date. The majority of the longer term loans and advances are housing loans, which are likely to be repaid earlier than their contractual terms. Deposits include substantial customer deposits which are repayable on demand. However, historical experience has shown such balances to provide a stable source of long term funding for the Banking Group. When managing liquidity risks, the Banking Group adjusts this contractual profile for expected customer behaviour.

	Total
	Carrying	Less Than	3-12	1-5	Beyond	No Specified
	Value	3 Months	Months	Years	5 Years	Maturity
	$m	$m	$m	$m	$m	$m
Consolidated – 31/03/2007 (Unaudited):

Assets
Liquid assets	5,741	5,728	13	—	—	—
Due from other financial institutions	3,067	2,581	—	200	286	—
Trading securities	1,917	1,490	94	107	226	—
Derivative financial instruments	3,041	—	—	—	—	3,041
Available-for-sale assets	45	32	—	13	—	—
Net loans and advances	82,258	9,230	9,051	22,086	42,229	(338)
Other assets	4,889	—	—	—	—	4,889

Total assets	100,958	19,061	9,158	22,406	42,741	7,592

Liabilities
Due to other financial institutions	4,178	2,885	816	48	429	—
Deposits and other borrowings	64,758	48,713	13,734	2,311	—	—
Derivative financial instruments	3,168	—	—	—	—	3,168
Other liabilities	1,819	261	11	—	—	1,547
Bonds and notes	13,340	148	1,186	12,006	—	—
Related party funding	2,764	2,764	—	—	—	—
Loan capital	2,039	118	425	1,195	301	—

Total liabilities	92,066	54,889	16,172	15,560	730	4,715

Net liquidity gap	8,892	(35,828)	(7,014)	6,846	42,011	2,877
Net liquidity gap – cumulative	8,892	(35,828)	(42,842)	(35,996)	6,015	8,892

Consolidated – 31/03/2006 (Unaudited):

Assets
Liquid assets	1,997	1,997	—	—	—	—
Due from other financial institutions	7,110	6,122	737	251	—	—
Trading securities	1,652	1,289	148	162	53	—
Derivative financial instruments	3,648	—	—	—	—	3,648
Available-for-sale assets	556	342	181	33	—	—
Net loans and advances	74,176	10,954	3,824	21,705	37,979	(286)
Other assets	5,155	—	—	—	—	5,155

Total assets	94,294	20,704	4,890	22,151	38,032	8,517

Liabilities
Due to other financial institutions	3,936	3,407	512	15	2	—
Deposits and other borrowings	61,716	45,613	13,370	1,583	1,150	—
Derivative financial instruments	2,927	—	—	—	—	2,927
Other liabilities	1,701	133	—	—	—	1,568
Bonds and notes	11,323	622	350	10,351	—	—
Related party funding	2,643	2,643	—	—	—	—
Loan capital	1,522	100	—	1,118	304	—

Total liabilities	85,768	52,518	14,232	13,067	1,456	4,495

Net liquidity gap	8,526	(31,814)	(9,342)	9,084	36,576	4,022
Net liquidity gap – cumulative	8,526	(31,814)	(41,156)	(32,072)	4,504	8,526

	Total					No
	Carrying	Less Than	3-12	1-5	Beyond	Specified
	Value	3 Months	Months	Years	5 Years	Maturity
	$m	$m	$m	$m	$m	$m
Consolidated – 30/09/2006 (Audited):

Assets
Liquid assets	2,698	2,677	21	—	—	—
Due from other financial institutions	5,617	5,010	378	229	—	—
Trading securities	1,596	1,239	211	51	95	—
Derivative financial instruments	2,020	—	—	—	—	2,020
Available-for-sale assets	359	313	—	42	—	4
Net loans and advances	78,155	10,537	7,942	20,621	39,364	(309)
Other assets	5,579	535	—	—	—	5,044

Total assets	96,024	20,311	8,552	20,943	39,459	6,759

Liabilities
Due to other financial institutions	3,987	3,987	—	—	—	—
Deposits and other borrowings	63,176	47,095	13,186	2,895	—	—
Derivative financial instruments	1,997	—	—	—	—	1,997
Other liabilities	1,638	53	—	—	—	1,585
Bonds and notes	12,468	111	725	11,632	—	—
Related party funding	2,720	2,720	—	—	—	—
Loan capital	1,805	—	550	951	304	—

Total liabilities	87,791	53,966	14,461	15,478	304	3,582

Net liquidity gap	8,233	(33,655)	(5,909)	5,465	39,155	3,177
Net liquidity gap – cumulative	8,233	(33,655)	(39,564)	(34,099)	5,056	8,233

Parent – 31/03/2007 (Unaudited):

Assets
Liquid assets	5,740	5,727	13	—	—	—
Due from other financial institutions	2,580	2,580	—	—	—	—
Trading securities	1,916	1,489	94	107	226	—
Derivative financial instruments	3,066	—	—	—	—	3,066
Available-for-sale assets	35	32	—	3	—	—
Net loans and advances	78,570	8,930	8,498	19,253	42,206	(317)
Due from subsidiary companies	1,543	609	5	758	171	—
Other assets	12,184	—	—	—	—	12,184

Total assets	105,634	19,367	8,610	20,121	42,603	14,933

Liabilities
Due to other financial institutions	1,741	1,598	—	48	95	—
Deposits and other borrowings	56,618	44,931	9,941	1,746	—	—
Due to subsidiary companies	30,185	13,517	5,500	11,168	—	—
Derivative financial instruments	3,165	—	—	—	—	3,165
Other liabilities	1,515	261	11	—	—	1,243
Bonds and notes	509	10	70	429	—	—
Related party funding	2,764	2,764	—	—	—	—
Loan capital	2,039	118	425	1,195	301	—

Total liabilities	98,536	63,199	15,947	14,586	396	4,408

Net liquidity gap	7,098	(43,832)	(7,337)	5,535	42,207	10,525
Net liquidity gap – cumulative	7,098	(43,832)	(51,169)	(45,634)	(3,427)	7,098

	Total					No
	Carrying	Less Than	3-12	1-5	Beyond	Specified
	Value	3 Months	Months	Years	5 Years	Maturity
	$m	$m	$m	$m	$m	$m
Parent – 31/03/2006 (Unaudited):

Assets
Liquid assets	1,997	1,997	—	—	—	—
Due from other financial institutions	6,510	6,112	398	—	—	—
Trading securities	1,652	1,289	148	162	53	—
Derivative financial instruments	3,648	—	—	—	—	3,648
Available-for-sale assets	546	342	181	23	—	—
Net loans and advances	70,462	10,794	3,364	19,145	37,417	(258)
Due from subsidiary companies	1,577	47	589	941	—	—
Other assets	12,995	—	—	—	—	12,995

Total assets	99,387	20,581	4,680	20,271	37,470	16,385

Liabilities
Due to other financial institutions	2,357	2,337	3	15	2	—
Deposits and other borrowings	51,067	38,634	10,120	1,163	1,150	—
Due to subsidiary companies	29,347	7,067	7,125	13,901	1,254	—
Derivative financial instruments	2,916	—	—	—	—	2,916
Other liabilities	1,430	133	—	—	—	1,297
Bonds and notes	935	507	—	428	—	—
Related party funding	2,643	2,643	—	—	—	—
Loan capital	1,522	100	—	1,118	304	—

Total liabilities	92,217	51,421	17,248	16,625	2,710	4,213

Net liquidity gap	7,170	(30,840)	(12,568)	3,646	34,760	12,172
Net liquidity gap – cumulative	7,170	(30,840)	(43,408)	(39,762)	(5,002)	7,170

Parent – 30/09/2006 (Audited):

Assets
Liquid assets	2,698	2,677	21	—	—	—
Due from other financial institutions	5,111	4,728	378	5	—	—
Trading securities	1,596	1,239	211	51	95	—
Derivative financial instruments	2,019	—	—	—	—	2,019
Available-for-sale assets	349	313	—	32	—	4
Net loans and advances	74,453	10,318	7,483	17,594	39,344	(286)
Due from subsidiary companies	1,505	691	5	809	—	—
Other assets	12,328	—	—	—	—	12,328

Total assets	100,059	19,966	8,098	18,491	39,439	14,065

Liabilities
Due to other financial institutions	2,828	2,828	—	—	—	—
Deposits and other borrowings	53,594	41,532	9,340	2,722	—	—
Due to subsidiary companies	28,648	13,580	3,376	11,692	—	—
Derivative financial instruments	1,992	—	—	—	—	1,992
Other liabilities	1,348	—	—	—	—	1,348
Bonds and notes	475	—	10	465	—	—
Related party funding	2,720	2,720	—	—	—	—
Loan capital	1,805	—	550	951	304	—

Total liabilities	93,410	60,660	13,276	15,830	304	3,340

Net liquidity gap	6,649	(40,694)	(5,178)	2,661	39,135	10,725
Net liquidity gap – cumulative	6,649	(40,694)	(45,872)	(43,211)	(4,076)	6,649

35.     INTEREST SENSITIVITY GAP AND WEIGHTED AVERAGE INTEREST RATES

The following tables represent the interest rate sensitivity of the Banking Group’s and Bank’s assets, liabilities and off balance sheet instruments repricing (that is, when interest rates applicable to each asset or liability can be changed) in the periods shown.

Repricing gaps are based upon contractual repricing information except where the contractual terms are not considered to be reflective of actual interest rate sensitivity, for example, those assets and liabilities priced at the Banking Group’s discretion. In such cases, the rate sensitivity is based upon historically observed and/or anticipated rate sensitivity.

Sensitivity to interest rates arises from mismatches in the period to repricing of assets and that of the corresponding liability funding. These mismatches are managed within policy guidelines for mismatch positions.

The majority of the Banking Group’s loan business is conducted domestically in New Zealand and is priced on a fixed rate basis. The majority of retail deposits are also raised in New Zealand but are either fixed or floating in nature. The mix of repricing maturities in this book is influenced by the underlying financial needs of customers.

The Banking Group’s offshore operation is wholesale in nature and is able to minimise interest rate sensitivity through closely matching the maturities of loans and deposits. Given both the size and nature of this business, the interest rate sensitivity of this balance sheet contributes little to the aggregate risk exposure, which is primarily a reflection of the positions in New Zealand.

In New Zealand, a combination of off-balance sheet instruments and pricing initiatives is used in the management of interest rate risk. For example, where a strong medium to long term rate view is held, hedging and pricing strategies are used to modify the profile’s interest rate sensitivity so that it is positioned to take advantage of the expected movement in interest rates. However, such positions are taken within the overall risk limits specified by Banking Group policy.

Effective interest rates on hedged transactions within classes of financial assets or liabilities are disclosed inclusive of the impact of the hedging transaction. However, the financial assets or liabilities carrying values do not incorporate the values of the hedging transactions.

	Weighted
	Effective	Total	At Call Or
	Interest	Carrying	Less Than	3-6	6-12	1-5	Beyond	Not Bearing
	Rate	Value	3 Months	Months	Months	Years	5 Years	Interest
		$m	$m	$m	$m	$m	$m	$m
Consolidated – Unaudited 31/03/2007

Assets
Liquid assets	7.25%	5,741	5,482	6	8	—	—	245
Due from other financial institutions	6.64%	3,067	2,567	—	—	200	—	300
Trading securities	7.53%	1,917	1,591	79	3	43	201	—
Derivative financial instruments	n/a	3,041	—	—	—	—	—	3,041
Available-for-sale assets	13.01%	45	32	—	—	13	—	—
Net loans and advances	9.08%	82,258	32,963	4,983	6,241	38,280	129	(338)
Other financial assets	n/a	714	—	—	—	—	—	714

Total financial assets		96,783	42,635	5,068	6,252	38,536	330	3,962
Non-financial assets	n/a	4,175	—	—	—	—	—	4,175

Total assets		100,958	42,635	5,068	6,252	38,536	330	8,137

Liabilities
Due to other financial institutions	6.35%	4,178	2,535	175	641	48	429	350
Deposits and other borrowings	6.44%	64,758	43,816	7,423	6,142	3,424	—	3,953
Derivative financial instruments	n/a	3,168	—	—	—	—	—	3,168
Payables and other financial liabilities	n/a	1,190	261	11	—	—	60	858
Bonds and notes	7.83%	13,340	11,340	350	150	1,500	—	—
Related party funding	7.50%	2,764	2,764	—	—	—	—	—
Loan capital	7.90%	2,039	329	1,010	—	700	—	—

Total financial liabilities		91,437	61,045	8,969	6,933	5,672	489	8,329
Non-financial liabilities	n/a	629	—	—	—	—	—	629
Equity	n/a	8,892	—	—	—	—	—	8,892

Total liabilities and equity		100,958	61,045	8,969	6,933	5,672	489	17,850

On-balance sheet interest sensitivity gap		—	(18,410)	(3,901)	(681)	32,864	(159)	(9,713)
Hedging instruments	n/a	—	22,438	5,988	3,680	(32,872)	766	—

Interest sensitivity gap – net		—	4,028	2,087	2,999	(8)	607	(9,713)
Interest sensitivity gap – cumulative		—	4,028	6,115	9,114	9,106	9,713	—

	Weighted
	Effective	Total	At Call Or
	Interest	Carrying	Less Than	3-6	6-12	1-5	Beyond	Not Bearing
	Rate	Value	3 Months	Months	Months	Years	5 Years	Interest
		$m	$m	$m	$m	$m	$m	$m
Consolidated – Unaudited 31/03/2006

Assets
Liquid assets	6.50%	1,997	1,789	—	—	—	—	208
Due from other financial institutions	7.08%	7,110	5,916	520	217	251	—	206
Trading securities	7.27%	1,652	1,289	134	14	162	53	—
Derivative financial instruments	n/a	3,648	—	—	—	—	—	3,648
Available-for-sale assets	6.69%	556	355	113	68	20	—	—
Net loans and advances	8.78%	74,176	32,253	4,421	10,139	26,944	705	(286)
Other financial assets	n/a	559	—	—	—	—	—	559

Total financial assets		89,698	41,602	5,188	10,438	27,377	758	4,335
Non-financial assets	n/a	4,596	—	—	—	—	—	4,596

Total assets		94,294	41,602	5,188	10,438	27,377	758	8,931

Liabilities
Due to other financial institutions	6.03%	3,936	3,282	509	—	—	—	145
Deposits and other borrowings	6.01%	61,716	40,190	9,165	4,750	2,383	1,150	4,078
Derivative financial instruments	n/a	2,927	—	—	—	—	—	2,927
Payables and other financial liabilities	n/a	1,120	133	—	—	—	—	987
Bonds and notes	7.54%	11,323	9,910	16	49	1,348	—	—
Related party funding	7.25%	2,643	2,643	—	—	—	—	—
Loan capital	7.92%	1,522	318	554	—	650	—	—

Total financial liabilities		85,187	56,476	10,244	4,799	4,381	1,150	8,137
Non-financial liabilities	n/a	581	—	—	—	—	—	581
Equity	n/a	8,526	—	—	—	—	—	8,526

Total liabilities and equity		94,294	56,476	10,244	4,799	4,381	1,150	17,244

On-balance sheet interest sensitivity gap		—	(14,874)	(5,056)	5,639	22,996	(392)	(8,313)
Hedging instruments	n/a	—	25,643	5,167	(14,437)	(16,291)	(82)	—

Interest sensitivity gap – net		—	10,769	111	(8,798)	6,705	(474)	(8,313)
Interest sensitivity gap – cumulative		—	10,769	10,880	2,082	8,787	8,313	—

	Weighted
	Effective	Total	At Call Or
	Interest	Carrying	Less Than	3-6	6-12	1-5	Beyond	Not Bearing
	Rate	Value	3 Months	Months	Months	Years	5 Years	Interest
		$m	$m	$m	$m	$m	$m	$m
Consolidated – Audited 30/09/2006

Assets
Liquid assets	6.60%	2,698	2,384	13	8	—	—	293
Due from other financial institutions	7.28%	5,617	5,021	320	8	229	—	39
Trading securities	7.38%	1,596	1,245	209	1	46	95	—
Derivative financial instruments	n/a	2,020	—	—	—	—	—	2,020
Available-for-sale assets	6.96%	359	342	—	—	13	—	4
Net loans and advances	8.81%	78,155	32,359	4,822	9,736	31,399	148	(309)
Other financial assets	n/a	823	—	—	—	—	—	823

Total financial assets		91,268	41,351	5,364	9,753	31,687	243	2,870
Non-financial assets	n/a	4,756	—	—	—	—	—	4,756

Total assets		96,024	41,351	5,364	9,753	31,687	243	7,626

Liabilities
Due to other financial institutions	5.86%	3,987	3,906	—	—	—	—	81
Deposits and other borrowings	6.20%	63,176	41,973	7,540	5,845	3,899	—	3,919
Derivative financial instruments	n/a	1,997	—	—	—	—	—	1,997
Payables and other financial
liabilities	n/a	965	5	10	—	32	90	828
Bonds and notes	7.60%	12,468	10,681	115	41	1,631	—	—
Related party funding	7.25%	2,720	2,720	—	—	—	—	—
Loan capital	7.88%	1,805	213	592	550	450	—	—

Total financial liabilities		87,118	59,498	8,257	6,436	6,012	90	6,825

Non-financial liabilities	n/a	673	—	—	—	—	—	673
Equity	n/a	8,233	—	—	—	—	—	8,233

Total liabilities and equity		96,024	59,498	8,257	6,436	6,012	90	15,731

On-balance sheet interest sensitivity gap		—	(18,147)	(2,893)	3,317	25,675	153	(8,105)
Hedging instruments		—	24,662	1,627	(2,901)	(23,568)	180	—

Interest sensitivity gap – net		—	6,515	(1,266)	416	2,107	333	(8,105)
Interest sensitivity gap – cumulative		—	6,515	5,249	5,665	7,772	8,105	—

	Weighted Effective	Total	At Call Or
	Interest	Carrying	Less Than	3-6	6-12	1-5	Beyond	Not Bearing
	Rate	Value	3 Months	Months	Months	Years	5 Years	Interest
		$m	$m	$m	$m	$m	$m	$m
Parent – Unaudited 31/03/2007

Assets
Liquid assets	7.25%	5,740	5,481	6	8	—	—	245
Due from other financial institutions	6.51%	2,580	2,280	—	—	—	—	300
Trading securities	7.53%	1,916	1,590	79	3	43	201	—
Derivative financial instruments	n/a	3,066	—	—	—	—	—	3,066
Available-for-sale assets	14.61%	35	32	—	—	3	—	—
Net loans and advances	9.09%	78,570	32,288	4,821	5,929	35,735	114	(317)
Due from subsidiary companies	4.18%	1,543	243	—	—	476	171	653
Other financial assets	n/a	606	—	—	—	—	—	606

Total financial assets		94,056	41,914	4,906	5,940	36,257	486	4,553
Non-financial assets	n/a	11,578	—	—	—	—	—	11,578

Total assets		105,634	41,914	4,906	5,940	36,257	486	16,131

Liabilities
Due to other financial institutions	5.10%	1,741	1,245	—	—	48	95	353
Deposits and other borrowings	6.36%	56,618	40,036	5,010	4,760	2,859	—	3,953
Due to subsidiary companies	7.73%	30,185	23,397	2,575	2,457	1,756	—	—
Derivative financial instruments	n/a	3,165	—	—	—	—	—	3,165
Payables and other financial liabilities	n/a	924	261	11	—	—	—	652
Bonds and notes	7.05%	509	209	—	—	300	—	—
Related party funding	7.50%	2,764	2,764	—	—	—	—	—
Loan capital	7.90%	2,039	329	1,010	—	700	—	—

Total financial liabilities		97,945	68,241	8,606	7,217	5,663	95	8,123
Non-financial liabilities	n/a	591	—	—	—	—	—	591
Equity	n/a	7,098	—	—	—	—	—	7,098

Total liabilities and equity		105,634	68,241	8,606	7,217	5,663	95	15,812

On-balance sheet interest sensitivity gap		—	(26,327)	(3,700)	(1,277)	30,594	391	319
Hedging instruments	n/a	—	22,843	5,988	3,685	(32,893)	377	—

Interest sensitivity gap – net		—	(3,484)	2,288	2,408	(2,299)	768	319
Interest sensitivity gap – cumulative		—	(3,484)	(1,196)	1,212	(1,087)	(319)	—

	Weighted Effective	Total	At Call Or
	Interest	Carrying	Less Than	3-6	6-12	1-5	Beyond	Not Bearing
	Rate	Value	3 Months	Months	Months	Years	5 Years	Interest
		$m	$m	$m	$m	$m	$m	$m
Parent – Unaudited 31/03/2006

Assets
Liquid assets	6.50%	1,997	1,789	—	—	—	—	208
Due from other financial institutions	6.93%	6,510	5,906	249	149	—	—	206
Trading securities	7.26%	1,652	1,289	134	14	162	53	—
Derivative financial instruments	n/a	3,648	—	—	—	—	—	3,648
Available-for-sale assets	6.69%	546	345	113	68	20	—	—
Net loans and advances	8.79%	70,462	30,755	4,276	9,894	25,648	147	(258)
Due from subsidiary companies	4.00%	1,577	300	—	—	624	—	653
Other financial assets	n/a	464	—	—	—	—	—	464

Total financial assets		86,856	40,384	4,772	10,125	26,454	200	4,921
Non-financial assets	n/a	12,531	—	—	—	—	—	12,531

Total assets		99,387	40,384	4,772	10,125	26,454	200	17,452

Liabilities
Due to other financial institutions	5.30%	2,357	2,209	—	—	—	—	148
Deposits and other borrowings	5.80%	51,067	33,211	7,263	3,402	1,963	1,150	4,078
Due to subsidiary companies	7.33%	29,347	25,020	2,815	—	858	654	—
Derivative financial instruments	n/a	2,916	—	—	—	—	—	2,916
Payables and other financial liabilities	n/a	920	133	—	—	—	—	787
Bonds and notes	6.96%	935	495	—	—	440	—	—
Related party funding	7.25%	2,643	2,643	—	—	—	—	—
Loan capital	7.92%	1,522	318	554	—	650	—	—

Total financial liabilities		91,707	64,029	10,632	3,402	3,911	1,804	7,929
Non-financial liabilities	n/a	510	—	—	—	—	—	510
Equity	n/a	7,170	—	—	—	—	—	7,170

Total liabilities and equity		99,387	64,029	10,632	3,402	3,911	1,804	15,609

On-balance sheet interest sensitivity gap		—	(23,645)	(5,860)	6,723	22,543	(1,604)	1,843
Hedging instruments	n/a	—	24,443	5,133	(14,437)	(15,657)	518	—

Interest sensitivity gap – net		—	798	(727)	(7,714)	6,886	(1,086)	1,843
Interest sensitivity gap – cumulative		—	798	71	(7,643)	(757)	(1,843)	—

	Weighted Effective	Total	At Call Or
	Interest	Carrying	Less Than	3-6	6-12	1-5	Beyond	Not Bearing
	Rate	Value	3 Months	Months	Months	Years	5 Years	Interest
		$m	$m	$m	$m	$m	$m	$m
Parent – Audited 30/09/2006

Assets
Liquid assets	6.60%	2,698	2,384	13	8	—	—	293
Due from other financial institutions	7.18%	5,111	4,739	320	8	5	—	39
Trading securities	7.38%	1,596	1,245	209	1	46	95	—
Derivative financial instruments	n/a	2,019	—	—	—	—	—	2,019
Available-for-sale assets	6.96%	349	342	—	—	3	—	4
Net loans and advances	8.80%	74,453	31,649	4,691	9,493	28,772	134	(286)
Due from subsidiary companies	4.23%	1,505	472	140	—	240	—	653
Other financial assets	n/a	737	—	—	—	—	—	737

Total financial assets		88,468	40,831	5,373	9,510	29,066	229	3,459
Non-financial assets	n/a	11,591	—	—	—	—	—	11,591

Total assets		100,059	40,831	5,373	9,510	29,066	229	15,050

Liabilities
Due to other financial institutions	5.40%	2,828	2,744	—	—	—	—	84
Deposits and other borrowings	6.03%	53,594	36,206	5,818	4,125	3,526	—	3,919
Due to subsidiary companies	7.49%	28,648	23,698	1,607	1,211	2,132	—	—
Derivative financial instruments	n/a	1,992	—	—	—	—	—	1,992
Payables and other financial liabilities	n/a	755	5	10	—	32	90	618
Bonds and notes	7.07%	475	175	—	—	300	—	—
Related party funding	7.25%	2,720	2,720	—	—	—	—	—
Loan capital	7.88%	1,805	213	592	550	450	—	—

Total financial liabilities		92,817	65,761	8,027	5,886	6,440	90	6,613
Non-financial liabilities	n/a	59	—	—	—	—	—	593
Equity	n/a	6,649	—	—	—	—	—	6,649

Total liabilities and equity		100,059	65,761	8,027	5,886	6,440	90	13,855

On-balance sheet interest sensitivity gap		—	(24,930)	(2,654)	3,624	22,626	139	1,195
Hedging instruments		—	24,785	1,627	(2,901)	(23,691)	180	—

Interest sensitivity gap – net		—	(145)	(1,027)	723	(1,065)	319	1,195
Interest sensitivity gap – cumulative		—	(145)	(1,172)	(449)	(1,514)	(1,195)	—

36.     CONCENTRATIONS OF CREDIT RISK

The maximum credit risk of on-balance sheet financial assets is best represented by the carrying amount of the assets, net of any provision for credit impairment. The credit risk exposure does not take into account the fair value of any collateral, in the event of other parties failing to perform their obligations under financial instruments.

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
On-balance sheet credit exposures

Liquid assets	5,741	1,997	2,698	5,740	1,997	2,698
Due from other financial institutions	3,067	7,110	5,617	2,580	6,510	5,111
Trading securities	1,917	1,652	1,596	1,916	1,652	1,596
Derivative financial instruments	3,041	3,648	2,020	3,066	3,648	2,019
Available-for-sale assets	45	556	359	35	546	349
Net loans and advances	82,258	74,176	78,155	78,570	70,462	74,453
Due from subsidiary companies	—	—	—	1,543	1,577	1,505
Other financial assets	714	559	823	606	464	737

Total on-balance sheet credit exposures	96,783	89,698	91,268	94,056	86,856	88,468

Concentrations of credit risk exist if a number of counterparties are engaged in similar activities and have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. Analyses of financial assets by industry sector using Australian and New Zealand Standard Industrial Classification (ANZSIC) codes are as follows:

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
Concentrations of credit risk by industry

Instalment and personal lending	3,108	2,927	2,906	2,518	2,371	2,354
Real estate mortgages	49,850	43,508	46,540	49,850	43,476	46,540
Agriculture, forestry and fishing	13,122	11,691	12,604	12,872	11,451	12,370
Mining	202	103	144	181	80	122
Manufacturing	2,802	3,010	3,041	2,437	2,579	2,642
Construction	855	673	713	678	523	558
Retail and wholesale	2,774	2,397	2,566	2,692	2,319	2,491
Transport	1,459	1,205	1,150	1,057	817	749
Communications	224	179	279	200	148	251
Finance, investment and insurance	13,370	18,863	15,097	13,014	18,388	14,609
Business and personal services	1,418	1,363	1,393	1,302	1,277	1,299
Government and local authority	5,773	2,058	2,836	5,678	1,964	2,742
Electricity, gas and water	833	794	1,008	605	550	764
Entertainment, leisure and tourism	963	904	989	944	890	975
Other	30	23	2	28	23	2

Total on-balance sheet credit exposures	96,783	89,698	91,268	94,056	86,856	88,468

Analyses of financial assets by geographic area are based on the Reserve Bank M3 Institutions Standard Statistical Return criteria.

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
Concentrations of credit risk by geographical area

New Zealand	88,469	79,369	82,350	87,654	78,575	81,507
Overseas	4,202	5,890	5,891	2,373	3,939	4,021
Exposures not classified in Reserve Bank M3 Return	4,112	4,439	3,027	4,029	4,342	2,940

Total on-balance sheet credit exposures	96,783	89,698	91,268	94,056	86,856	88,468

Concentrations of credit risk to individual counterparties

The number of individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposure equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of limits:

Consolidated
	31/03/2007		31/03/2006		30/09/2006
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter

10% to 20% of equity	2	2	1	1	2	2

As noted above, the number of individual counterparties disclosed within the various equity ranges is based on counterparty limits rather than actual exposures outstanding. No account is taken of security and/or guarantees which the Banking Group may hold in respect of the various counterparty limits.

The amount and percentage of quarter end and peak end-of-day credit exposures to individual counterparties other than banks or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposure equals or exceeds 10% of equity (as at the end of the quarter), by credit rating:

Consolidated
	31/03/2007		31/03/2006		30/09/2006
		% of Total		% of Total		% of Total
		Credit		Credit		Credit
	Amount	Exposure	Amount	Exposure	Amount	Exposure
	$m		$m		$m
As at
Investment grade credit rating (Note 1)	2,500	100.0%	1,301	100.0%	2,281	100.0%

Peak for the quarter
Investment grade credit rating (Note 1)	2,610	100.0%	1,301	100.0%	2,286	100.0%

Concentrations of credit risk to bank counterparties

The number of bank counterparties or groups of closely related counterparties of which a bank is the parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposure equals or exceeds 10% of equity (as at the end of the quarter) in ranges of 10% of equity, on the basis of actual exposures:

	Consolidated
	31/03/2007		31/03/2006		30/09/2006
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter

10% to 20% of equity	1	2	1	—	2	3
20% to 30% of equity	—	—	—	1	—	—

The amount and percentage of quarter end and peak end-of-day credit exposures to bank counterparties or groups of closely related counterparties of which a bank is a parent (excluding OECD Governments and connected persons), where the quarter end and peak end-of-day credit exposure equals or exceeds 10% of equity (as at the end of the quarter), by credit rating:

Consolidated
	31/03/2007		31/03/2006		30/09/2006
		% of Total		% of Total		% of Total
		Credit		Credit		Credit
	Amount	Exposure	Amount	Exposure	Amount	Exposure
	$m		$m		$m

As at
Investment grade credit rating (Note 1)	1,343	100.0%	1,185	100.0%	1,700	100.0%

Peak for the quarter
Investment grade credit rating (Note 1)	2,516	100.0%	1,773	100.0%	2,546	100.0%

Note 1

All of the individual and bank counterparties included in the above tables have an investment grade rating. An investment grade credit rating means a credit rating of BBB- or Baa3 or above, or its equivalent. In the case of a group of closely related counterparties, the credit rating applicable is that of the entity heading the group of closely related counterparties. The credit rating is applicable to an entity’s long term senior unsecured obligations payable in New Zealand, in New Zealand dollars, or to an entity’s long term senior unsecured foreign currency obligations.

Concentrations of credit risk to connected persons

	Consolidated
	Unaudited 31/03/2007		Unaudited 31/03/2006		Audited 30/09/2006
		% of Group		% of Group		% of Group
		Tier 1		Tier 1		Tier 1
	Amount	Capital	Amount	Capital	Amount	Capital
	$m		$m		$m
Aggregate at end of period
Connected persons (Note 2)	1,454	27.3%	1,595	31.4%	1,191	25.2%
Non-bank connected persons (Note 3)	—	0.0%	—	0.0%	—	0.0%
Peak end-of-day for the quarter (Note 4)
Connected persons	1,612	30.2%	1,641	32.3%	1,826	38.6%
Non-bank connected persons	—	0.0%	—	0.0%	—	0.0%
Rating-contingent limit (Note 5)
Connected persons	n/a	70.0%	n/a	70.0%	n/a	70.0%
Non-bank connected persons	n/a	15.0%	n/a	15.0%	n/a	15.0%

o

The credit exposure concentrations disclosed for connected persons are on the basis of actual gross exposures and exclusive of exposures of a capital nature. The peak end-of-day credit exposures for the quarter to connected persons are measured over Tier 1 Capital as at the end of the quarter. There were no individual provisions provided against credit exposures to connected persons as at 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil). The Banking Group had no contingent exposures arising from risk lay-off arrangements to connected persons as at 31 March 2007 (31/03/2006 $nil; (30/09/2006 $nil).

Note 2

The Banking Group has amounts due from its Parent Company and Ultimate Parent Company and other entities within the Ultimate Parent Group arising from the ordinary course of its business. These balances arise primarily from unrealised gains on trading and hedging derivative financial instruments with the Ultimate Parent Bank.

Note 3

Non-bank connected persons exposures consist of loans to directors of the Bank. All loans were made in the ordinary course of business of the Bank, on an arm’s length basis and on normal commercial terms and conditions. There are no loans made to other directors of the Banking Group.

Note 4

The method of calculating the peak end-of-day disclosure above differs from that applied in determining the connected persons’ limit under the Bank’s Conditions of Registration. The peak end-of-day disclosure is measured against Tier 1 Capital at quarter end whereas the connected persons’ exposure under the Conditions of Registration is measured against Tier 1 Capital on a continuous basis. The Banking Group has complied with the limits on aggregate credit exposures (of a non-capital nature and net of individual provisions) to connected persons and non-bank connected persons, as set out in the Conditions of Registration, at all times during the quarter.

Note 5

Represents the maximum peak end-of-day aggregate credit exposures limit (exclusive of exposures of a capital nature and net of individual provisions) to all connected persons. This is based on the rating applicable to the Bank’s long term senior unsecured NZD obligations payable in New Zealand, in New Zealand dollars (refer page 90 for the credit rating). Within the overall limit a sub-limit of 15% of Tier 1 Capital applies to aggregate credit exposures (exclusive of exposures of a capital nature and net of individual provisions) to non-bank connected persons. While the Bank received a revised rating from Standard & Poor’s during the quarter, no changes to the rating-contingent limit have occurred, as where the Bank has more than one credit rating, the lowest rating is used in determining the connected exposure limit.

37.     FOREIGN CURRENCY RISK

The net open position in each foreign currency, detailed in the table below, represents the net on-balance sheet assets and liabilities in that foreign currency aggregated with the net expected future cash flows from off-balance sheet purchases and sales from foreign exchange transactions in that foreign currency. The amounts are stated in New Zealand dollar equivalents translated using the spot exchange rates as at balance sheet date.

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
Net open position

Australian dollar	13	(15)	33	13	(15)	33
Euro	—	(4)	(9)	—	(4)	(9)
Japanese yen	—	(8)	—	—	(8)	—
Pound sterling	18	(3)	(1)	18	(3)	(1)
US dollar	(31)	(31)	35	(31)	(31)	35
Other	5	(7)	—	5	(7)	—

	4	(68)	58	4	(68)	58

38.     CONCENTRATIONS OF FUNDING

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
Concentrations of funding by industry

Agriculture, forestry and fishing	1,879	1,651	1,749	1,879	1,651	1,749
Mining	1,357	1,252	1,301	1,357	1,252	1,301
Manufacturing	1,220	1,274	1,346	1,220	1,274	1,346
Construction	642	622	661	642	622	661
Retail and wholesale	1,196	1,136	1,181	1,196	1,136	1,181
Transport	579	521	577	579	521	577
Communications	153	62	92	153	62	92
Finance, investment and insurance	39,714	38,040	38,095	48,676	47,090	46,283
Business and personal services	5,049	4,495	4,909	5,049	4,495	4,909
Government and local authority	1,537	1,370	1,295	1,537	1,370	1,295
Electricity, gas and water	370	543	602	170	343	402
Entertainment, leisure and tourism	502	524	507	502	524	507
Households	32,881	29,650	31,841	30,896	27,531	29,767

Total concentrations of funding by industry	87,079	81,140	84,156	93,856	87,871	90,070

Concentrations of funding by product

Due to other financial institutions	4,178	3,936	3,987	1,741	2,357	2,828
Certificates of deposits	5,190	4,359	3,941	5,190	4,359	3,941
Term deposits	26,231	25,678	26,293	26,231	25,678	26,293
Other deposits bearing interest	21,659	17,369	19,856	21,244	16,952	19,441
Deposits not bearing interest	3,953	4,078	3,919	3,953	4,078	3,919
Commercial paper	5,565	7,913	6,890	—	—	—
Secured debenture stock	1,960	2,119	2,077	—	—	—
Secured deposits	200	200	200	—	—	—
Due to subsidiary companies	—	—	—	30,185	29,347	28,648
Bonds and notes	13,340	11,323	12,468	509	935	475
Related party funding	2,764	2,643	2,720	2,764	2,643	2,720
Loan capital	2,039	1,522	1,805	2,039	1,522	1,805

Total concentrations of funding by product	87,079	81,140	84,156	93,856	87,871	90,070

Concentrations of funding by geographical area

New Zealand	57,077	51,170	54,416	65,220	59,037	61,460
Overseas	30,002	29,970	29,740	28,636	28,834	28,610

Total concentrations of funding by geographical area	87,079	81,140	84,156	93,856	87,871	90,070

Analyses of funding by geographic area are based on the Reserve Bank M3 Institutions Standard Statistical Return criteria.

39.     MARKET RISK

Market risk is the risk to earnings arising from changes in interest rates, currency exchange rates, or from fluctuations in bond, commodity or equity prices.

RBNZ Market Risk Disclosure

The aggregate market risk exposures below have been calculated in accordance with clause 1 (1) (a) of Schedule 7 of the Order. Aggregate foreign currency risk exposures have been calculated in accordance with clause 8 (a) of Schedule 8 of the Order. Aggregate interest rate risk exposures have been calculated in accordance with clause 1 (b) of Schedule 8 of the Order. Aggregate equity risk exposures have been calculated in accordance with clause 11 (a) of Schedule 8 of the Order. The peak end-of-day market risk exposures for the quarter are measured over equity at the end of the quarter.

	Consolidated
	Unaudited 31/03/2007		Unaudited 31/03/2006		Audited 30/09/2006
	Number of Counterparties		Number of Counterparties		Number of Counterparties
		Peak for		Peak for		Peak for
	As at	the quarter	As at	the quarter	As at	the quarter
Exposures to market risk

Aggregate foreign currency exposures ($ million)	7.6	13.3	3.1	12.0	6.0	19.3
Aggregate foreign currency exposures as a percentage of equity	0.1%	0.1%	0.0%	0.1%	0.1%	0.2%
Aggregate interest rate exposures ($ million)	313.8	327.4	189.4	189.4	250.9	318.9
Aggregate interest rate exposures as a percentage of equity	3.5%	3.7%	2.2%	2.2%	3.1%	3.9%
Aggregate equity exposures ($ million)	0.2	0.5	0.2	0.7	0.5	0.5
Aggregate equity exposures as a percentage of equity	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%

40.     SECURITISATION, FUNDS MANAGEMENT, OTHER FIDUCIARY ACTIVITIES AND THE MARKETING AND DISTRIBUTION OF INSURANCE PRODUCTS

Securitisation

The Banking Group has not securitised any of its own assets. The Banking Group is involved in providing banking services to customers who securitise assets.

Funds management

Certain subsidiaries of the Bank and officers of the bank act as trustee and/or manager for a number of unit trusts and superannuation funds. The Bank provides private banking services to a number of clients, including investment advice and portfolio management. The Banking Group is not responsible for any decline in performance of the underlying assets of the investors due to market forces.

The ANZ FlexiMortgage Income Trust holds mortgages under an equitable assignment with the Bank. The ANZ FlexiMortgage Income Trust can at any time require the Bank to repurchase any mortgage. The Bank may also require repurchase in certain circumstances. The mortgages are included in these financial statements.

As funds under management are not owned by the Banking Group, they are not included in these financial statements. The Banking Group derives fee and commission income from the sale and management of superannuation bonds and superannuation schemes, unit trusts and the provision of private banking services to a number of clients.

Some funds under management are invested in products owned by the Banking Group and are recorded as liabilities in the balance sheet. At 31 March 2007, $1,025 million of funds under management were invested in the Banking Group’s own products (31/03/2006 $992 million; 30/09/2006 $815 million).

Funds management activities conducted by the ING New Zealand joint venture are not included in the funds managed by the Banking Group, as the Banking Group does not have control of the ING New Zealand joint venture.

The aggregate value of funds managed by the Banking Group at balance date was:

	Consolidated
	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m
Superannuation schemes	180	11	170
Bonus Bonds	2,420	2,308	2,397
Discretionary funds	1,865	1,493	1,655

Totals funds under management	4,465	3,812	4,222

No funding was provided to funds managed by the Banking Group during the quarter ended 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil).

Custodial services

The Banking Group provides custodial services to customers in respect of assets that are beneficially owned by those customers.

Marketing and distribution of insurance products

The Bank markets and distributes a range of insurance products which are underwritten by several insurance companies. These activities are managed in association with the ING New Zealand joint venture.

The Banking Group mitigates its exposure to implicit risk by meeting the RBNZ minimum separation requirements. In particular, the Banking Group discloses as required that it does not guarantee any issuer of insurance products nor the products issued, that the insurance policies do not represent deposits or other liabilities of the Banking Group, that the insurance policies are subject to investment risk, including possible loss of income and principal, and that the Banking Group does not guarantee the capital value or performance of the policies.

Any financial services (including funding and liquidity support) provided by the Banking Group to securitisation, funds management and custodial services entities, or issuers of marketed and distributed insurance products are made on an arm’s length basis and at fair value. Any securities or assets purchased from such entities have been purchased on an arm’s length basis and at fair value.

41.     CONTINGENT LIABILITIES AND CREDIT RELATED COMMITMENTS

The credit risk exposure of contingent liabilities and credit related commitments has been based upon the risk weighted credit equivalent amounts determined in accordance with the Reserve Bank of New Zealand’s capital adequacy guidelines. The estimated face or contract values and credit equivalent amounts are as follows:

	Unaudited 31/03/2007		Unaudited 31/03/2006		Audited 30/09/2006
	Face or	Credit	Face or	Credit	Face or	Credit
	Contract	Equivalent	Contract	Equivalent	Contract	Equivalent
	Value	Amount	Value	Amount	Value	Amount
	$m	$m	$m	$m	$m	$m
Credit related commitments

Consolidated
Commitments with certain drawdown due within one year	2,375	2,375	1,316	1,316	1,221	1,221
Commitments to provide financial services	20,102	1,007	18,898	715	20,338	1,175

Total credit related commitments	22,477	3,382	20,214	2,031	21,559	2,396

Parent
Commitments with certain drawdown due within one year	2,375	2,375	1,316	1,316	1,221	1,221
Commitments to provide financial services	19,897	990	18,429	715	20,156	1,175

Total credit related commitments	22,272	3,365	19,745	2,031	21,377	2,396

Contingent liabilities

Consolidated
Financial guarantees(1)	1,815	1,815	1,507	1,507	1,688	1,688
Standby letters of credit	362	362	383	383	368	368
Transaction related contingent items	371	185	328	164	376	188
Trade related contingent liabilities	150	30	279	56	89	18

Total contingent liabilities	2,698	2,392	2,497	2,110	2,521	2,262

Parent
Financial guarantees	1,815	1,815	1,507	1,507	1,688	1,688
Standby letters of credit	362	362	383	383	368	368
Transaction related contingent items	371	185	328	164	376	188
Trade related contingent liabilities	148	30	277	55	87	17

Total contingent liabilities	2,696	2,392	2,495	2,109	2,519	2,261

The Banking Group guarantees the performance of customers by issuing standby letters of credit and guarantees to third parties, including its ultimate parent. The risk involved is essentially the same as the credit risk involved in extending loan facilities to customers, therefore these transactions are subjected to the same credit origination, portfolio management and collateral requirements for customers applying for loans. As the facilities may expire without being drawn upon, the notional amounts do not necessarily reflect future cash requirements.

(1) With effect from 1 October 2006, financial guarantee contracts are recognised initially at fair value. After initial recognition , such contracts are measured at the higher of the amount determined in accordance with NZ IAS 37: Provisions, Contingent Liabilities and Contingent Assets, or the amount initially recognised. There was no financial impact on adoption of this amendment to NZ IAS 39: Financial Instruments: Recognition and Measurement.

The detailed and estimated maximum amount of contingent liabilities that may become payable are set out below.

Contingent tax liability

As previously disclosed, the New Zealand Inland Revenue Department (‘IRD’) is reviewing a number of structured finance transactions as part of an audit of the 2000–2003 tax years. This is part of an industry-wide review by the IRD of these transactions undertaken in New Zealand.

The Bank has received Notices of Proposed Adjustment (the ‘Notices’) in respect of some of these transactions. The Notices are formal advice that the IRD is proposing to amend tax assessments. The Notices are not tax assessments and do not establish a tax liability but are the first step in a formal disputes process.

As expected in March 2007 the IRD issued amended tax assessments as a follow up to the Notices in respect of five of these transactions for the 2002 tax year (prior to that tax year becoming statute-barred). The IRD has previously issued tax assessments as a follow up to the Notices in respect of two transactions for the 2000 tax year and in respect of four transactions for the 2001 tax year (in each case prior to that tax year becoming statute-barred). Proceedings disputing the amended tax assessments with respect to the 2000 and 2001 tax years have been commenced.

Based on the independent tax and legal advice obtained, the Bank is confident that the tax treatment it has adopted for these transactions and all similar transactions is correct.

The tax adjustments proposed so far by the IRD cover the 2000 to 2003 tax years and imply a maximum potential liability of $159 million ($229 million with interest tax effected).

The IRD is also investigating other transactions undertaken by the Banking Group, which have been subject to the same tax treatment. Should the same position be taken by the IRD for all years on all these transactions, including those that the Notices cover, the maximum potential liability would be approximately $365 million ($484 million with interest tax effected) as at 31 March 2007.

Of the maximum potential tax liability in dispute, it has been estimated that approximately $99 million ($137 million with interest tax effected) is subject to indemnities given by Lloyds TSB Bank plc under the agreement by which the Bank acquired the NBNZ Holdings Limited Group, and which relate to transactions undertaken by NBNZ Group before December 2003.

This leaves a net potential tax liability as at 31 March 2007 of $266 million ($347 million with interest tax effected).

All of these transactions have now either matured or been terminated.

Other contingent liabilities

In November 2006, the Commerce Commission brought proceedings under the Commerce Act 1986 against Visa, MasterCard and all New Zealand issuers of Visa and MasterCard credit cards, including ANZ National Bank Limited. The Commission alleges price fixing and substantially lessening competition in relation to the setting of credit card interchange fees and is seeking penalties and orders under the Commerce Act.

Subsequently, several major New Zealand retailers have issued proceedings against ANZ National Bank Limited and the other abovementioned defendants seeking unquantified damages, based on allegations similar to those contained in the Commerce Commission proceedings.

ANZ National Bank Limited is defending the proceedings. At this stage, the risks and any potential liabilities cannot be assessed.

42.     COMMITMENTS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Capital expenditure
Contracts for outstanding capital expenditure:

Premises and equipment
Not later than 1 year	16	37	38	—	—	—

Total capital expenditure commitments	16	37	38	—	—	—

Lease rentals
Future minimum lease payments under non-cancellable operating leases:

Premises and equipment
Not later than 1 year	84	81	79	22	19	19
Later than 1 year but not later than 5 years	162	180	172	37	42	39
Later than 5 years	29	42	39	—	3	—

Total lease rental commitments	275	303	290	59	64	58

Total commitments	291	340	328	59	64	58

The Banking Group leases land and buildings under operating leases expiring from one to thirty years. Leases generally provide the Banking Group with a right of renewal at which time all terms are renegotiated. Lease payments comprise a base amount plus an incremental contingent rental. Contingent rentals are based on either movements in the Consumer Price Index or operating criteria. Contingent rentals are not included in lease rental commitments, are not provisioned for due to their immateriality, therefore are expensed as incurred.

43.     INTEREST EARNING AND DISCOUNT BEARING ASSETS AND LIABILITIES

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m

Interest earning and discount bearing assets	92,821	85,363	88,398	89,503	81,935	85,009
Interest and discount bearing liabilities	83,108	77,050	80,293	89,822	83,778	86,204

44.     SEGMENTAL ANALYSIS

For segment reporting purposes, the Banking Group is organised into four major business segments – Retail Banking, Relationship Banking, Institutional and UDC. Centralised back office and corporate functions support these segments.

A summarised description of each business segment is shown below:

Retail Banking

Provides banking products and services to the personal banking segment and the small business segment through separate ANZ and The National Bank branded distribution channels. Personal banking customers have access to a wide range of financial services and products. Small business banking services are offered to enterprises with annual revenues of less than $5 million. Included in this segment is Private Banking, a stand-alone business unit, which offers a fully inclusive banking and investment service to high net worth individuals. Includes minor profit centres supporting the Retail Banking segment (e.g. Direct Banking and the ING joint venture).

Relationship Banking

This segment provides services to rural, commercial and corporate customers. A full range of banking products and services are provided to Rural customers. Corporate and Commercial customers consist of medium to large businesses with annual revenues from $5 million to $150 million. The Banking Group’s relationship with these businesses ranges from simple banking requirements with revenue from traditional lending and deposit products, to more complex arrangements with revenue sourced from a wider range of products and services.

Institutional

Comprises businesses that provide a full range of financial services to the Banking Group’s largest corporate and institutional customers. The Institutional business unit is made up of the following specialised units:

– Institutional Banking – manages customer relationships along industry segment lines, typically with wholesale clients with turnover greater then $100 million.

– Corporate and Structured Finance – provides specialist lending, underwriting and capital structuring and solutions to corporates, institutions and governments.

– Markets – provides securities, derivatives and foreign exchange products and services to the Banking Group’s client base.

– Working Capital – provides trade finance, cash management, international payments, clearing and custodian services to the Banking Group’s client base.

UDC	UDC is primarily involved in the financing and leasing of equipment, plant and machinery for small and medium sized businesses.

Other	Includes Treasury and back office support functions, none of which constitutes a separately reportable segment.

Truck Leasing Limited (trading as Esanda FleetPartners) is classified as a discontinued operation, and is included in the “Other” segment.

As the composition of segments has changed over time, prior period comparatives have been adjusted to be consistent with the 2007 segment definitions.

Consolidated – Unaudited 6 months to 31/03/2007

		Relationship
	Retail Banking	Banking	Institutional	UDC	Other	Total
	$m	$m	$m	$m	$m	$m
Continuing operation(1),(2)
External interest income	1,937	1,129	763	85	9	3,923
External interest expense	(915)	(245)	(689)	(72)	(895)	(2,816)
Net intersegment interest	(421)	(604)	24	22	979	—

Net interest income	601	280	98	35	93	1,107
Other external operating income	241	32	119	1	18	411
Share of profit of equity accounted associates and jointly controlled entities	10	—	1	—	—	11

Net operating income	852	312	218	36	111	1,529
Other external expenses	278	51	44	13	233	619
Net intersegment expenses(3)	181	53	23	3	(226)	34

Operating expenses	459	104	67	16	7	653

Profit before provision for credit impairment and income tax	393	208	151	20	104	876
Provision for credit impairment	25	11	(7)	1	—	30

Profit before income tax	368	97	58	9	104	846
Income tax expense	116	65	45	6	55	287

Profit after income tax from continuing operations	252	132	113	13	49	559

Discontinued operation
Profit from discontinued operation (net of income tax)	—	—	—	—	76	76

Profit after income tax	252	132	113	13	125	635

Non-cash expenses
Depreciation and amortisation	5	—	1	—	26	32

Balance sheet
Total external assets	48,398	26,885	19,834	1,692	4,149	100,958
Share in associates and jointly controlled entities	196	—	11	—	(17)	190
Total external liabilities	32,910	8,146	22,239	2,042	26,729	92,066

Geographic segment analysis

The Banking Group operates predominantly in New Zealand. No other geographic segments are reportable secondary segments.

(1) Results are equity standardised

(2) Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3) Net intersegment expenses are eliminated at the ultimate parent bank level.

Consolidated –  Unaudited 6 months to 31/03/2006

		Relationship
	Retail Banking	Banking	Institutional	UDC	Other	Total
	$m	$m	$m	$m	$m	$m
Continuing operations(1),(2)
External interest income	1,673	948	746	86	2	3,455
External interest expense	(785)	(213)	(732)	(74)	(633)	(2,437)
Net intersegment interest	(335)	(486)	88	22	711	—

Net interest income	553	249	102	34	80	1,018

Other external operating income	224	31	149	2	20	426
Share of profit of equity accounted associates and jointly controlled entities	12	—	—	—	—	12

Net operating income	789	280	251	36	100	1,456
Other external expenses	274	49	42	14	256	635
Net intersegment expenses(3)	172	50	22	3	(199)	48

Operating expenses	446	99	64	17	57	683

Profit before provision for credit impairment and income tax	343	181	187	19	43	773
Provision for credit impairment	3	—	9	1	—	13

Profit before income tax	340	181	178	18	43	760
Income tax expense	109	60	53	6	14	242

Profit after income tax from continuing operations	231	121	125	12	29	518

Discontinued operation
Profit from discontinued operation (net of income tax)	—	—	—	—	2	2

Profit after income tax	231	121	125	12	31	520

Non-cash expenses
Depreciation and amortisation	5	—	—	—	65	70

Balance sheet
Total external assets	43,021	23,372	21,813	1,681	4,407	94,294
Share in associates and jointly controlled entities	176	—	16	—	(18)	174
Total external liabilities	29,788	7,647	21,872	2,224	24,237	85,768

(1) Results are equity standardised

(2) Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3) Net intersegment expenses are eliminated at the ultimate parent bank level.

Consolidated – Audited year to 30/09/2006

		Relationship
	Retail Banking	Banking	Institutional	UDC	Other	Total
	$m	$m	$m	$m	$m	$m
Continuing operations(1),(2)
External interest income	3,489	1,991	1,369	170	187	7,206
External interest expense	(1,645)	(452)	(1,039)	(149)	(1,792)	(5,077)
Net intersegment interest	(713)	(1,021)	(90)	47	1,777	—

Net interest income	1,131	518	240	68	172	2,129

Other external operating income	462	62	231	2	23	780
Share of profit of equity accounted associates and jointly controlled entities	22	—	—	—	—	22

Net operating income	1,615	580	471	70	195	2,931
Other external expenses	547	100	83	34	483	1,247
Net intersegment expenses(3)	345	100	45	1	(415)	76

Operating expenses	892	200	128	35	68	1,323

Profit before provision for credit impairment and income tax	723	380	343	35	127	1,608
Provision for credit impairment	14	(10)	12	2	—	18

Profit before income tax	709	390	331	33	127	1,590
Income tax expense	225	130	101	11	56	523

Profit after income tax from continuing operations	484	260	230	22	71	1,067

Discontinued operation
Profit from discontinued operation (net of income tax)	—	—	—	—	5	5

Profit after income tax	484	260	230	22	76	1,072

Non-cash expenses
Depreciation and amortisation	10	—	1	1	128	140

Balance sheet
Total external assets	45,399	25,291	18,459	1,627	5,248	96,024
Share in associates and jointly controlled entities	186	—	8	—	(17)	177
Total external liabilities	31,653	8,026	20,656	2,149	25,307	87,791

(1) Results are equity standardised

(2) Intersegment transfers are accounted for and determined on an arm’s length or cost recovery basis.

(3) Net intersegment expenses are eliminated at the ultimate parent bank level.

45.     NOTES TO THE CASH FLOW STATEMENTS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
Reconciliation of profit after income tax to net cash flows used in operating activities

Profit after income tax	635	520	1,072	425	287	611

Non-cash items:
Depreciation and amortisation	32	70	140	13	17	31
Provision for credit impairment	30	14	19	29	12	16
Writedown of investment in subsidiary company	—	—	—	—	—	1
Amortisation of premiums and discounts	32	(7)	12	32	(7)	12
Deferred fee revenue and expenses	—	7	6	(1)	6	7
Share-based payment expense	7	5	10	7	5	10

Deferrals or accruals of past or future operating cash receipts or payments:
Increase in operating assets and liabilities	(954)	(4,129)	(5,728)	(805)	(3,212)	(3,320)
(Increase) decrease in interest receivable	(38)	(68)	(88)	(31)	(39)	(65)
Increase in interest payable	63	52	74	67	23	26
(Increase) decrease in accrued income	(16)	(14)	(27)	(16)	(12)	(25)
(Decrease) increase in accrued expenses	(35)	(6)	2	(37)	(7)	8
(Decrease) increase in provisions	(6)	7	(6)	(4)	7	(6)
Decrease (increase) in income tax assets	72	109	(3)	17	111	(31)
Increase (decrease) in income tax liabilities	39	18	63	41	2	56

Items classified as investing/financing:
Share of profit of equity accounted associates and jointly controlled entities	(11)	(12)	(22)	(11)	(12)	(22)
Gain on disposal of controlled entities	(76)	—	—	—	—	—
Gain on disposal of associates and jointly controlled entities	—	—	(2)	—	—	—
Gain on disposal of premises and equipment	—	—	—	—	—	(1)

Net cash flows used in operating activities	(226)	(3,434)	(4,478)	(274)	(2,819)	(2,692)

46.     RELATED PARTY TRANSACTIONS

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$’000	$’000	$’000	$’000	$’000	$’000
Key management personnel

Key management personnel compensation
Salaries and short-term employee benefits	4,941	5,176	10,744	4,701	5,032	10,473
Post-employment benefits	168	212	364	166	211	364
Other long-term benefits	82	88	147	64	86	144
Termination benefits	—	2,218	2,218	—	1,931	1,931
Share-based payments	1,050	969	1,992	1,038	960	1,974

Total compensation of key management personnel	6,241	8,663	15,465	5,969	8,220	14,886

Loans to key management personnel	8,279	5,991	7,308	8,279	5,991	7,304

Deposits from key management personnel	3,699	4,811	4,500	3,692	4,811	4,495

Loans made to and deposits held by key management personnel (including personally related parties) are made in the ordinary course of business on normal commercial terms and conditions no more favourable than those given to other employees or customers. Loans are on terms of repayment that range between fixed, variable and interest only, all of which have been made in accordance with the Bank’s lending policies. No provision for credit impairment has been recognised for loans made to key management personnel (31/03/2006 $nil; 30/09/2006 $nil).

All other transactions with key management personnel (including personally related parties) are conducted on an arm’s length basis in the ordinary course of business and on normal commercial terms and conditions. These transactions principally consist of the provision of financial and investment services.

Key management personnel is defined as those persons having authority and responsibility for planning, directing and controlling the activities of the entity, directly or indirectly, including directors (whether executive or otherwise).

Transactions with the Parent Company, Ultimate Parent Company and subsidiaries

Details of amounts provided by/to the Parent Company, Ultimate Parent Company and subsidiaries of the Banking Group during the ordinary course of business are set out in the relevant notes to these financial statements. No provision for credit impairment has been recognised during the six months ended 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil).

	Consolidated			Parent
	Unaudited	Unaudited	Audited	Unaudited	Unaudited	Audited
	6 months to	6 months to	Year to	6 months to	6 months to	Year to
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m	$m	$m	$m
Interest income
– Subsidiary companies	—	—	—	29	24	79
– Parent Company	7	6	11	7	6	11
– Ultimate Parent Company	2	—	—	2	—	—

Interest expense
– Subsidiary companies	—	—	—	974	769	1,824
– Parent Company	100	94	190	100	94	190
– Ultimate Parent Company	89	66	141	27	28	48

Operating expenses
– Ultimate Parent Company	34	46	76	34	46	76
– Arawata Assets Limited	—	—	—	49	39	88
– UDC Finance Limited	—	—	—	(2)	(5)	(9)
– Truck Leasing Limited	—	—	—	—	2	4

Transactions with associates and joint venture entities

During the period the Banking Group conducted transactions with associates and joint venture entities on normal commercial terms and conditions as shown below:

Aggregate

Amounts receivable
– associates	25	43	18	18	31	18
– joint venture entities	29	103	140	11	103	121

Interest income
– associates	—	1	2	—	1	1
– joint venture entities	5	2	7	3	2	6

Commission received from ING New Zealand joint venture	10	11	23	10	11	23
Costs recovered from ING New Zealand joint venture	1	1	2	1	1	2

The Banking Group provides registry services to the ING New Zealand joint venture in connection with the business of ING Managed Funds (NZ) Limited until 31 December 2006.

During the period the Banking Group provided payroll, tax accounting and compliance services, and premises in connection with and for the purpose of ING Insurance Services (NZ) Limited and ING Managed Funds (NZ) Limited.

A provision for credit impairment of $9 million is recognised for amounts outstanding from associates as at 31 March 2007 (31/03/2006 $11 million; 30/09/2006 $16 million).

No credit impairment loss was recognised on amounts outstanding from associates during the six months ended 31 March 2007 (31/03/2006 $4 million; 30/09/2006 $6 million).

47.     CONTROLLED ENTITIES, ASSOCIATES AND INTERESTS IN JOINTLY CONTROLLED ENTITIES

	Ownership	Balance
Controlled entities	Interest %	Dates	Nature of business
Airlie Investments Limited	100	30 September	Investment company
Alos Holdings Limited	100	30 September	Investment company
Amberley Investments	50	31 December	Finance company
ANZ Capital NZ Limited	100	30 September	Investment company
ANZ Investment Services (New Zealand) Limited	100	30 September	Funds management company
ANZ National (Int’l) Limited	100	30 September	Finance company
ANZ National Staff Superannuation Limited	100	30 September	Staff superannuation scheme trustee
APAC Investments Limited	65	30 September	Finance company
Arawata Assets Limited	100	30 September	Property company
Arawata Capital Limited	100	30 September	Investment company
Arawata Finance Limited	100	30 September	Investment company
Arawata Funding Limited	100	30 September	Investment company
Arawata Holdings Limited	100	30 September	Investment company
Arawata Securities Limited	100	30 September	Finance company
Arawata Trust	100	30 September	Finance entity
Arawata Trust Company	100	30 September	Investment company
BHI Limited	100	30 September	Investment company
CBC Finance Limited (incorporated in United Kingdom)	100	31 December	Finance company
Control Nominees Limited	100	30 September	Finance company
Cortland Finance Limited	100	30 September	Investment company
Corvine Investments Limited	100	30 September	Investment company
Culver Finance Limited	100	30 September	Investment company
Direct Broking Limited	100	30 September	On-line share broker
Direct Nominees Limited	100	30 September	Non operative
EFTPOS New Zealand Limited	100	30 September	Eftpos service provider
Endeavour Caterpillar New Zealand Finance Company	50	30 September	Investment company
Endeavour Finance Limited	100	30 September	Investment company
Endeavour Securities Limited	100	30 September	Investment company
General Finance Custodians Limited	100	31 March	Mortgage finance
Harcourt Corporation Limited	100	30 September	Investment company
Harcourt Investments Limited	100	30 September	Investment company
Karapiro Investments Limited	100	30 September	Non operative
Marmion Trust	—	31 December	Finance entity
National Bank of New Zealand Custodians Limited	100	30 September	Nominee and custody services
NBNZ Finance Limited	100	30 September	Finance company
NBNZ Holdings Hong Kong Limited (incorporated in Hong Kong)	100	31 December	Non operative
NBNZ Holdings Limited	100	30 September	Finance company
Nerine Finance No. 2	65	31 December	Finance entity
Origin Mortgage Management Services Limited	100	31 March	Mortgage finance
Pioneer First Limited	100	31 March	Mortgage finance
Private Nominees Limited	100	30 September	Nominee company
Sefton Finance Limited	100	30 September	Investment company
South Pacific Merchant Finance Limited	100	30 September	Investment company
Southpac Corporation Limited	100	30 September	Investment company
Trillium Holdings Limited	100	30 September	Finance company
Tui Endeavour Limited	100	30 September	Investment company
Tui Securities Limited	100	30 September	Investment company
UDC Finance Limited	100	30 September	Finance company

All controlled entities are incorporated in New Zealand, unless stated.

For all controlled entities, with the exception of Amberley Investments, the ownership interest percentage equates to the voting power held. A voting interest of 90% is held in Amberley Investments.

In relation to Endeavour Caterpillar New Zealand Finance Company, control exists through the ability to cast, or control the casting of more than half of the votes that are likely to be cast at a general meeting over significant matters.

In relation to Marmion Trust, control exists through the undertaking of the majority of variability of risks and rewards.

On 31 October 2006, UDC Finance Limited sold Truck Leasing Limited for consideration of $147 million. A gain on sale of $76 million was realised. Refer to Note 10 for full disclosure of the financial impact of the sale.

On 7 November 2006, the Banking Group exited its controlling interest in Starz Trust (65% ownership).

On 20 December 2006, the Banking Group entered into a transaction via its subsidiary, Arawata Funding Limited, resulting in the consolidation of Marmion Trust.

	Voting	Ownership	Balance
Associates	Interest %	Interest %	Dates	Nature of business
Cards NZ Limited	25	17	30 September	Card services
Chequer Corporation Limited	45	81	30 September	Plastics manufacturing and recycling
Electronic Transaction Services Limited	25	25	31 March	Eftpos settlements
Green Acres Franchise Group Limited	43	43	31 March	Home maintenance franchise
Mondex New Zealand Limited	40	40	31 December	Card services
Wyma Engineering (NZ) Limited	31	31	31 March	Agricultural machinery supplier

All associates are incorporated in New Zealand.

On 8 March 2007, ANZ Capital NZ Limited acquired a 31% ownership interest in Wyma Engineering (NZ) Limited.

	Voting	Ownership	Balance
Jointly controlled entities	Interest %	Interest %	Dates	Nature of business
Argenta Limited	25	25	31 July	Manufacture and marketing of animal remedies
BCS Group Limited	39	39	30 June	Manufacturer of baggage handling systems
ING (NZ) Holdings Limited	50	49	31 December	Funds management and insurance
JMI Aerospace Limited	33	33	31 March	Airline maintenance and service provider

All jointly controlled entities are incorporated in New Zealand.

The Banking Group has joint control of all these entities due to a combination of control factors, none of which gives either party overall control.

The joint ventures will adopt NZ IFRS in 2007. The ING New Zealand Joint Venture adopted NZ IFRS on 1 January 2007. There are not expected to be any material impacts on the Banking Group when the joint ventures adopt NZ IFRS.

The summarised financial information relating to the Banking Group’s investment in ING (NZ) Holdings Limited is as follows:

	Parent and Consolidated
	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m
Share of assets and liabilities
Investments	81	92	80
Other assets	156	163	176
Total assets	237	255	256
Life insurance policy liabilities	31	63	52
Other liabilities	10	16	18
Total liabilities	41	79	70
Net assets	196	176	186
Share of revenue, expenses and results
Net underwriting result	26	5	32
Other revenue	14	17	35
Total revenue	40	22	67
Expenses	30	11	44
Profit before income tax	10	11	23
Income tax (credit) / expense	—	(1)	1
Profit after tax	10	12	22
Share of commitments
Lease commitments	2	4	3

There are no unrecognised losses in respect of any of the Banking Group’s jointly controlled entities. The Banking Group’s share of the contingent liabilities of its joint ventures are incurred jointly with other investors. There were no contingent liabilities as at 31 March 2007 (31/03/2006 $nil; 30/09/2006 $nil).

48.     PARENT COMPANY AND ULTIMATE PARENT COMPANY

The Parent Company is ANZ Holdings (New Zealand) Limited which is incorporated in New Zealand. The Ultimate Parent Company is Australia and New Zealand Banking Group Limited which is incorporated in Australia.

The Ultimate Parent Company is required to hold minimum capital at least equal to that specified under the Basel I framework. The capital adequacy ratios are:

	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006
Tier 1 Capital	6.7%	6.8%	6.8%
Total Capital	10.3%	10.4%	10.6%

The Ultimate Parent Company meets those requirements imposed on it by its home supervisor as at 31 March 2007 whereby banks must maintain a ratio of qualifying capital to risk weighted assets of at least 8 per cent.

The Australian Prudential Regulatory Authority (APRA) introduced new prudential capital standards as at 1 July 2006 which contain various transitional rules which run through to different dates in 2008 and 2010 to coincide with Basel II implementation.

49.     SUBSEQUENT EVENTS

The financial statements were authorised for issue by the Directors on 1 May 2007.

On 12 April 2007, an interim ordinary dividend of $360 million was declared, to be paid to the parent company, ANZ Holdings (New Zealand) Limited. The dividend per share was $0.51.

50.     EMPLOYEE SHARE AND OPTION PLANS

The Banking Group participates in the ANZ Employee Share Acquisition Plan and the ANZ Share Option Plan operated by the ANZ. Any shares or options granted under these plans are shares in Australia and New Zealand Banking Group Limited.

The closing market price of one ordinary share of ANZ quoted on the ASX (Australian Stock Exchange) at 31 March 2007 was A$29.70 (31/03/2006 A$26.50; 30/09/2006 A$26.86).

ANZ EMPLOYEE SHARE ACQUISITION PLAN

The ANZ Employee Share Acquisition Plan includes the A$1,000 Share Plan, the Deferred Share Plan and the Restricted Share Plan.

A$1,000 share plan

Each permanent employee who has had continuous service for one year with the Banking Group is eligible to participate in a scheme enabling the issue of up to A$1,000 of shares of ANZ in each financial year, subject to the approval of the Ultimate Parent Bank Board. The shares vest subject to satisfaction of a three year service period but may be forfeited in the event of resignation or termination for serious misconduct. On expiration of that period, an employee may sell the shares, transfer them into their name, or have them retained in trust. The issue price is based on the one-day volume weighted average price (‘VWAP’) of the shares traded on the ASX on the date of issue.

The Banking Group’s employees are required to pay NZ 1 cent per share at the time the shares are transferred to them. During the period to 31 March 2007, 269,025 shares with an average issue price of A$27.88 were issued under the A$1,000 Share Plan (31/03/2006 308,919 shares with an average issue price of A$23.67 were issued; 30/09/2006 308,919 shares with an average issue price of A$23.67 were issued).

Deferred share plan

The Banking Group’s last issue of shares under this plan was in November 2004. Selected employees were issued deferred shares, which vest subject to satisfaction of a minimum three year service period from the date of issue. Ordinary shares issued under this plan may be held in trust for up to 10 years, and may be required to meet performance hurdles before being able to be traded after the restriction period has expired. The issue price is based on the VWAP of the shares traded on the ASX in the five trading days leading up to and including the date of issue. Unvested shares are forfeited on resignation or dismissal, or if a performance condition has not been met.

During the period to 31 March 2007, no shares were issued under the deferred share plan (31/03/2006 no shares were issued; 30/09/2006 no shares were issued).

Restricted share plan

Restricted Shares are available to selected employees and are issued under the ANZ Employee Share Acquisition Plan. Selected employees have the option to take some (or all) of their incentive payment as Restricted Shares. The shares are held in trust and may not be traded until the conclusion of the one-year restriction period, after which they may be transferred into the employees name. Until they are transferred into the employees name, they continue to be subject to forfeiture on termination for serious misconduct.

Shares valuations

The fair value of services received in return for shares in the ANZ Employee Share Acquisition Plan are measured by referring to the fair value of ANZ shares granted. The fair value of shares granted in the current period, measured at the date of grant of the shares, is NZ $9 million based on 269,025 shares at a weighted average price of A$27.88 converted at the exchange rate of 0.8391 (31/03/2006: $8 million based on 308,919 shares at a weighted average price of A$23.67 converted at the exchange rate of 0.9015 were issued; 30/09/2006: $8 million based on 308,919 shares at a weighted average price of A$23.67 converted at the exchange rate of 0.9015 were issued).

The average issue price of shares granted and the number of shares that are expected to ultimately vest to the employees at the end of the vesting period are used to calculate the fair value of shares. No dividends are incorporated into the measurement of the fair value of shares.

ANZ SHARE OPTION PLAN

Selected employees may be granted options, which entitle them to purchase ordinary fully paid shares in ANZ at a price fixed at the time when the options were issued. Voting and dividend rights will be attached to the unissued ordinary shares when the options have been exercised. Each option entitles a holder to purchase one ordinary share subject to any terms and conditions imposed on issue. The exercise price of the options (excluding zero-priced options) is determined in accordance with the rules of the plan, and is based on the weighted average price of the Ultimate Parent Bank’s shares traded during the five business days preceding the date of granting the options.

The main schemes of the ANZ Share Option Plan are as follows:

Current Option Plans

Performance rights plan

This scheme is a long term incentive program available to certain Banking Group employees since November 2005 and grants the right to acquire ANZ shares at nil cost, subject to a three year vesting period and a Total Shareholder Return (TSR) performance hurdle. The proportion of rights that will become exercisable will depend upon the TSR achieved by ANZ relative to the companies in the comparator group, which consists of selected major financial services companies in the Standard & Poor’s and ASX 100 Index. Performance equal to the median TSR of the comparator group will result in half the rights becoming exercisable. Performance above the median will result in further performance rights becoming exercisable, increasing on a straight line basis until all of the rights become exercisable where ANZ’s TSR is at or above the 75th percentile in the comparator group. The TSR hurdle will only be tested once at the end of the three-year vesting period. If the rights do not pass the hurdle on testing date, or if they pass the hurdle on testing date and are not exercised by the end of five years from the grant date, the rights will lapse. In the case of resignation or termination on notice, only rights that become exercisable by the end of the notice period may be exercised. A grace period is provided in which to exercise the rights. All other rights will lapse. In the case of retrenchment or retirement, performance rights will be performance tested at the date of termination and where performance hurdles have been met, performance rights will be pro-rated and a grace period provided in which to exercise the rights. In case of death or total and permanent disablement, a grace period is provided in which to exercise all performance rights.

Deferred share rights

This scheme is a short term incentive program available to certain Banking Group employees since November 2004 and grants the right to acquire ANZ shares at nil cost after a specified vesting period ranging from one to three years. Performance rights must be exercised by the seventh anniversary of grant date. In the case of resignation, only rights that become exercisable by the end of the notice period may be exercised. A grace period is provided in which to exercise the rights. All other rights will lapse. In the case of termination on notice, retrenchment, retirement, death or total and permanent disablement, a grace period is provided in which to exercise all performance rights.

Legacy Option Plans

Performance options plan

This scheme is a long term incentive program available to certain Banking Group employees. The options can only be exercised after a three year vesting period and before the seventh anniversary of the grant date. There are no other performance conditions attached to these options. All unexercised options are generally forfeited on resignation but any options to which the Banking Group employee is entitled will need to be exercised within a specified period of termination. On retrenchment, entitlements to options will be pro-rated over the three year vesting period. On death or total and permanent disablement, all unvested options will become available for exercise. No further performance options have been granted to Banking Group employees after November 2005.

Zero-price options (ZPO)

A ZPO is a right to acquire an ANZ share at nil cost and is granted to certain employees as part of their employment contracts. The ZPOs have no time based vesting criteria, so can be exercised at any time during employment and within 6 months of termination of employment. ZPO’s must be exercised within two years of grant date or they lapse.

Other past option plans which are no longer available to the Banking Group’s employees, but continue to be amortised during their appropriate vesting periods are hurdled options and index linked options (ILOs).

Details of the options over unissued ANZ ordinary shares and their related weighted average exercise prices as at the beginning and end of the period and movements during the period are set out below:

	Consolidated/Parent
	31 /03/2007		31/03/2006		30/09/2006
		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise	Number	exercise	Number	exercise
	of shares	price(1)	of shares	price(1)	of shares	price(1)
		A$		A$		A$
Share options at beginning of the period	1,668,436	17.49	1,590,402	18.20	1,590,402	18.20
Share options granted	293,864	—	439,415	14.75	439,415	14.75
Share options exercised	(153,990)	17.38	(131,363)	16.27	(248,243)	17.07
Share options forfeited and expired	(15,801)	18.60	(63,544)	17.93	(113,138)	18.65
Share options at end of the period	1,792,509	14.57	1,834,910	17.59	1,668,436	17.49
Weighted average share price during the period		28.49		24.30		25.25
Range of exercise prices on share options at end of the period		0.00 – 23.49		0.00 – 23.49		0.00 – 23.49
Weighted average remaining contractual life on share options at end of the period		50 months		60 months		55 months

Options valuations

The fair value of services received in return for share options are measured by referring to the fair value of ANZ share options granted. The fair value of options granted in the current year, measured at the date of grant are calculated using one of the following models:

(a) Monte-Carlo simulation model utilising the assumptions underlying Black-Scholes. In terms of factoring in early exercise, the model assumes that deferred share rights and performance rights are exercised as soon as they vest so that the option holder can benefit from the dividends. It assumes that the performance options are exercised when the share price reaches twice the exercise price; or

(b) an adjusted form of the Binomial Option pricing model (“BOM”). In terms of factoring in early exercise, the model assumes that the expected life of vanilla options is 5 years, performance rights is 4 years and that deferred share rights are exercised immediately to account for lack of marketability.

In addition, both models are designed such that they take into account as appropriate, any performance hurdles and non-transferability of the options

The following inputs are used to measure the fair value of instruments granted during the period. For each instrument, the model used (a or b) is indicated. All prices are quoted in Australian dollars:

	Special deferred	STI deferred	LTI deferred
	share	share	share	Performance
Option type	rights (b)	rights (b)	rights (b)	rights (b)

Grant date	1-Nov-2006	1-Nov-2006	1-Nov-2006	24-Oct-2006
Number of Options	4,060	69,234	28,516	192,054
Option value	$27.54	$26.89	$25.66	$13.08
Exercise price (5 day VWAP)	$ nil	$ nil	$ nil	$ nil
Share price at grant	$29.54	$29.54	$29.54	$28.15
ANZ expected volatility(2)	15%	15%	15%	15%
Option term	5 years	5 years	5 years	5 years
Vesting period	18 months	2 years	3 years	3 years
Expected life	18 months	2 years	3 years	4 years
Expected dividends	4.80%	4.80%	4.80%	4.80%
Risk free interest rate	6.11%	6.11%	6.02%	6.00%

*For modelling purposes a 10% p.a. turnover rate (post vesting) has been assumed and that option holders will exercise their options if the share price is greater than twice the exercise price.

(1) Calculation of weighted average exercise prices are affected by performance rights, deferred share rights and ZPO plans which have nil exercise prices.

(2) Expected volatility is based on ANZ’s historic volatility.

51.     RETIREMENT BENEFIT OBLIGATIONS

The Banking Group has established a number of pension and superannuation schemes. The Banking Group may be obliged to contribute to the schemes as a consequence of legislation and provision of trust deeds. Legal enforceability is dependent on the terms of the legislation and trust deeds. The major schemes are:

Contribution levels
Scheme	Scheme type	Employee	Employer
ANZ Group (New Zealand) Staff Superannuation Scheme(1)	Defined Benefit Scheme(2) or	Nil	Balance of cost(4)
	Defined Contribution Scheme	2.5% minimum of salary	7.5% of salary(6)

The National Bank Staff Superannuation Fund(1)	Defined Benefit Scheme(3) or	5% of salary	Balance of cost(5)
	Defined Contribution Scheme	2.0% minimum of salary	11.2% of salary(7)

Details of the defined benefit schemes are as follows:

Actuarial valuations are undertaken every six months. The latest valuations were carried out as at 31 March 2007.

The amounts recognised in the balance sheet arising from the Banking Group’s obligation in respect of its defined benefit schemes are determined as follows:

	Consolidated/Parent
	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006
	$m	$m	$m

Defined benefit obligation at beginning of the period	190	187	187
Current service cost	2	2	4
Interest cost	6	6	11
Contributions by scheme participants	1	1	1
Actuarial losses	3	10	7
Benefits paid	(7)	(12)	(20)
Present value of funded defined benefit obligations	195	194	190
Fair value of scheme assets at beginning of the period	196	195	195
Expected return on scheme assets (net of tax)	5	6	11
Actuarial gains	12	8	5
Contributions by employer	2	2	4
Contributions by scheme participants	1	1	1
Benefits paid	(7)	(12)	(20)
Fair value of scheme assets	209	200	196
Net defined benefit asset recognised on balance sheet	14	6	6

The fair value of scheme assets include cash deposits and fixed interest investments of $5 million with the Banking Group (31/03/2006 $4 million; 30/09/2006 $9 million).

The amounts recognised in the income statement in respect of defined benefit schemes are as follows:

Current service cost	2	2	4
Interest cost	6	6	11
Expected return on scheme assets (net of tax)	(5)	(6)	(11)
Contribution withholding tax	—	1	2
Total pension costs recognised in the income statement – defined benefit superannuation schemes	3	3	6

(1) These schemes provide for pension benefits and provide for lump sum benefits.

(2) Closed to new members on 31 March 1990. Operates to make pension payments to retirees who were members of that section of the scheme or to dependents of the members.

(3) Closed to new members on 1 October 1991.

(4) As recommended by the actuary, currently $nil (31/03/2006 $nil; 30/09/2006 $nil).

(5) As recommended by the actuary, currently 22.3% (31/03/2006 22.3%; 30/09/2006 22.3%) of members’ salaries.

(6) 2007: 7.5% (31/03/2006 7.5%; 30/09/2006 7.5%) of members’ salaries.

(7) 2007: 11.2% (31/03/2006 11.2%; 30/09/2006 11.2%) of members’ salaries.

The actuarial gains and losses recognised directly in equity via the statement of recognised income and expense are as follows:

	Consolidated/Parent
	Unaudited	Unaudited	Audited
	31/03/2007	31/03/2006	30/09/2006
Actuarial gains (pre-tax) at beginning of the period	4	6	6
Actuarial gain (loss) (pre-tax) incurred during the period	9	(2)	(2)
Balance of actuarial gains (pre-tax) at end of the period	13	4	4
Income tax expense recognised directly in equity	(4)	(1)	(1)
Balance of actuarial gains at end of the period	9	3	3

The principal actuarial assumptions used were as follows:

	The National Bank			ANZ Group (New Zealand)
	Staff Superannuation Fund			Staff Superannuation Scheme
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006
Defined benefits calculation
Discount rate (gross of tax)	6.0%	6.0%	6.0%	6.0%	6.0%	6.0%
Future price inflation	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Future pension increases	2.5%	2.5%	2.5%	2.5%	2.5%	2.5%
Future salary increases	3.0%	3.0%	3.7%	n/a	n/a	n/a

Scheme assets calculation
Expected return on scheme assets (net of tax)	5.5%	5.5%	5.5%	4.5%	4.5%	4.5%

The overall expected return on scheme assets is determined by reference to market expectations, at beginning of the relevant period, of asset performance applicable to the period over which the defined benefit obligation is to be settled. The overall expected return on scheme assets reflects an aggregation of the expected returns on the underlying asset classes.

The actual return on scheme assets (net of tax) for The National Bank Staff Superannuation Fund was 4.2% for the six months ended 31 March 2007 (31/03/2006 6.5%; 30/09/2006 9.1%). The actual return on scheme assets (net of tax) for the ANZ Group (New Zealand) Staff Superannuation Scheme was 2.6% for the six months ended 31 March 2007 (31/03/2006 2.6%; 30/09/2006 7.6%).

The investment return on scheme assets is taxed at 33% (31/03/2006 33%; 30/09/2006 33%).

The major categories of scheme assets as a percentage of the fair value of scheme plan assets are as follows:

	The National Bank			ANZ Group (New Zealand)
	Staff Superannuation Fund			Staff Superannuation Scheme
	31/03/2007	31/03/2006	30/09/2006	31/03/2007	31/03/2006	30/09/2006

Cash and short term debt instruments	15.0%	19.0%	15.0%	18.0%	9.0%	12.0%
New Zealand fixed interest	22.0%	25.0%	22.0%	18.0%	24.0%	26.0%
Overseas fixed interest	16.0%	11.0%	17.0%	23.0%	26.0%	24.0%
New Zealand equities	12.0%	11.0%	11.0%	7.0%	10.0%	9.0%
Overseas equities	35.0%	34.0%	35.0%	28.0%	26.0%	24.0%
Property	0.0%	0.0%	0.0%	6.0%	5.0%	5.0%
	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

The benchmark weightings of each asset class is determined by the Trustee in conjunction with the investment manager.

Historical Summary

Actuarial gains and losses comprise experience adjustments (the effects of differences between the previous actuarial assumptions and what has actually occurred in the period) and the effects of changes in actuarial assumptions on valuation date. The history of the schemes’ net position and experience adjustments is as follows:

	Consolidated/Parent
	Unaudited	Unaudited	Audited	Audited
	31/03/2007	31/03/2006	30/09/2006	30/09/2005
	$m	$m	$m	$m

Defined benefit obligation	(195)	(194)	(190)	(187)
Fair value of scheme assets	209	200	196	195
Net benefit asset	14	6	6	8
Experience adjustments on scheme liabilities	3	—	3	—
Experience adjustment on scheme assets	12	8	5	11

Employer contributions

To ensure the defined benefit schemes remain solvent, the schemes’ independent actuaries recommend an employer contribution rate to the Banking Group, annually for The National Bank Staff Superannuation Fund and every three years for the ANZ Group (New Zealand) Staff Superannuation Scheme. The funding methods and current contribution rates of the individual schemes are determined in accordance with FRS 32 Financial Reporting by Superannuation Schemes and differ to the actuarial valuations undertaken for NZ IFRS purposes.

The National Bank Staff Superannuation Fund deficit was valued at $5 million in the most recent actuarial valuation, 1 April 2006. The most recent actuarial valuation for the ANZ Group (New Zealand) Staff Superannuation undertaken at 31 December 2004 was $0.2 million surplus.

The Banking Group expects to contribute $4 million (net of contributions withholding tax) to its defined benefit schemes in the year to 30 September 2007 (30/09/2006 $4 million). Employer contributions are taxed at a rate of 33% (31/03/2006 33%; 30/09/2006 33%).

Contingent liabilities

The National Bank Staff Superannuation Fund

The Banking Group has no present liability under the Fund’s Trust Deed to fund the deficit, but it does have a contingent liability if the Fund was wound up. Under the Fund’s Trust Deed, if this scheme were wound up, the Banking Group is required to pay the Trustee of the Fund an amount sufficient to ensure members do not suffer a reduction in benefits to which they would otherwise be entitled.

ANZ Group (New Zealand) Staff Superannuation Scheme

If the Scheme is wound up then its assets must be cashed up and applied to all members’ benefits. If Scheme funds are insufficient to pay all members’ benefits then the Banking Group must pay to the Scheme such amounts as the Scheme Actuary determines are necessary to pay those benefits.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

DIRECTORATE AND AUDITORS

Directorate and Auditors

The address to which any document or communication may be sent to any Director is ANZ National Bank Limited, Level 14, 215-229 Lambton Quay, PO Box 1492, Wellington, New Zealand. The document or communication should be marked for the attention of that Director.

Directors’ Interests

In order to ensure that members of the Board are reminded of their disclosure obligations under the Companies Act 1993, the following procedures are adopted:

a)              At least once in each year, Directors are requested to complete, in terms of section 140(1) of the Companies Act 1993, a disclosure of any interests which they have with the Bank itself. Directors are reminded at this time of their obligation under the Companies Act 1993 to disclose promptly any transaction or proposed transaction with the Bank in which they have an interest.

b)             Directors are also requested to make a general disclosure of their interest in other entities in terms of section 140(2) of the Companies Act 1993. In addition, they are requested to initiate a review of that disclosure if there are any significant alterations which occur subsequently during the year.

In addition to the written disclosures referred to in paragraphs (a) and (b) above, Directors disclose relevant interests which they have before discussion of particular business items.

The Companies Act 1993 (subject to any different provision in the Bank’s Constitution) allows a Director with an interest in a transaction to participate in discussions and to vote on all matters relating to that particular transaction. The Bank’s Constitution does not alter that situation. However, the Board has adopted a guideline whereby a Director with an interest in a transaction should not be present during any discussions, and should not vote, on any matter pertaining to that particular transaction.

Transactions with Directors

No Director has disclosed that he or any immediate relative or professional associate has any dealing with the Banking Group which has been either entered into on terms other than those which would in the ordinary course of business be given to any other person of like circumstances or means or which could otherwise be reasonably likely to influence materially the exercise of the Director’s duties as a Director of the Bank.

Changes to Directorships

There have been no changes in the Bank’s Board of Directors since the authorisation date of the previous Disclosure Statement on 15 February 2007

Board Members as at 1 May 2007

Independent Non-Executive Director, Chairman

Sir Dryden Spring

DSc

Company Director

Matamata, New Zealand

Directorships

Director: Sky City Entertainment Group Limited, Port of Tauranga Limited, Fletcher Building Limited, Fletcher Building Finance Limited, Northport Limited

Executive Director

Graham Kennedy Hodges

BEc (Hons)

Chief Executive

ANZ National Bank Limited

Wellington, New Zealand

Directorships

Nil

Non-Executive Directors

Dr Bob Edgar

Ph.D, BEc (Hons)

Senior Managing Director

Australia and New Zealand Banking Group Limited

Melbourne, Australia

Directorships

Chairman: Esanda Finance Corporation Limited, ING Australia Limited

Director: ANZ Insage Pty Limited, ANZ Royal Bank (Cambodia) Limited, ANZIB Specialist Asset Management Limited, Tianjin City Commercial Bank, ANZ Business Equity Fund Ltd (Alternative Director)

John McFarlane, OBE

MA, MBA

Chief Executive Officer

Australia and New Zealand Banking Group Limited

Melbourne, Australia

Directorships

Director: Australia and New Zealand Banking Group Limited, Ballimore Pty Limited

Peter Ralph Marriott

BEc (Hons), FCA

Chief Financial Officer

Australia and New Zealand Banking Group Limited

Melbourne, Australia

Directorships

Director: Binnstone Traders Pty Limited, ANZ Capital Hedging Pty Limited, ANZ (Delaware) Inc., ANZ Holdings (New Zealand) Limited, Deori Pty Limited, Esanda Finance Corporation Limited, ANZEST Pty Limited, ANZ Funds Pty Limited, GNPL Pty Limited, ANZ Investment Holdings Pty Limited, ANZ Investments Pty Limited, LFD Limited, ANZ Orchard Investments Pty Limited, RFDL Pty Limited, Ballimore Pty Limited

Independent Non-Executive Directors

Norman Michael Thomas Geary, CBE

B Com, FACA, FNZIM, FCIT

Company Director

Auckland, New Zealand

Directorships

Chairman: Gough Holdings Limited, Gough Gough & Hamer Investments Limited, Gough Gough & Hamer Limited, Gough Gough & Hamer Properties Limited, Gough Finance Limited, Gough Transport Supplies Limited, Transport Specialities Limited, Transport Wholesale Limited, Heavy Duty Transport Equipment Pty Limited, Reyco Australia Pty Limited, Australian Tipping Systems Pty Limited

Director: Fisher & Paykel Appliances Holdings Limited, Otago Innovation Limited, DB Breweries Limited

Robert Arnold McLeod

B Com, LLB, FCA

Company Director

Auckland, New Zealand

Directorships

Chairman: Sealord Group Limited, Aotearoa Fisheries Limited, Raukura Moana Fisheries Limited

Director: North East NZ Limited, North East Trustee Limited, North East Statutory Supervisor Limited, Credit and Debit Limited, Debit and Credit (Wellington) Limited, Gullivers Travel Group Limited, Sky City Entertainment Group Limited, Steward Limited, Tainui Group Holdings Limited, Te Ohu Kai Moana Trustee Limited, Robert A McLeod Limited, McLeod Custodian Limited, RAM Custodian Limited, Telecom Corporation of New Zealand Limited, Kura Limited

Audit Committee Members as at 1 May 2007

R A McLeod (Chairman)	Independent Non-Executive Director
Sir Dryden Spring	Independent Non-Executive Director
P R Marriott	Non-Executive Director
N M T Geary	Independent Non-Executive Director

The Audit Committee, which is a sub-committee of the Board, has responsibility for reviewing all aspects of published financial statements. The Audit Committee Charter provides that the membership of the Audit Committee shall be not less than three non-executive Directors. The quorum shall be not less than two non-executive Director members.

Responsible Persons

Sir Dryden Spring has been authorised in writing in accordance with section 82 of the Reserve Bank Act of New Zealand 1989 to sign this General Disclosure Statement on behalf of the following Directors of the Bank, as a responsible person under the Order: Dr R J Edgar, N M T Geary, CBE, G K Hodges, J McFarlane, OBE, R A McLeod and P R Marriott.

Auditors

KPMG

Chartered Accountants

10 Customhouse Quay

P O Box 996

Wellington, New Zealand

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CONDITIONS OF REGISTRATION

Conditions of Registration, applicable as at 1 May 2007. These Conditions of Registration have applied from 30 March 2007.

The registration of ANZ National Bank Limited (‘the Bank’) as a registered bank is subject to the following conditions:

1.               That the Banking Group complies with the following requirements at all times:

-       Capital of the Banking Group is not less than 8 percent of risk weighted exposures.

-       Tier 1 capital of the Banking Group is not less than 4 percent of risk weighted exposures.

-       Capital of the Banking Group is not less than NZ $15 million.

That the Bank complies with the following requirements at all times:

        Capital of the Bank is not less than 8 percent of risk weighted exposures.

-       Tier 1 capital of the Bank is not less than 4 percent of risk weighted exposures.

-       Capital of the Bank is not less than NZ $15 million.

For the purposes of this condition of registration, capital, Tier 1 capital and risk weighted exposures shall be calculated in accordance with the Reserve Bank of New Zealand document entitled ‘Capital Adequacy Framework’ (BS2) dated March 2007.

In its disclosure statements under the Registered Bank Disclosure Statement (Off-Quarter – New Zealand Incorporated Registered Banks) Order 2007, the Bank must include all of the information relating to the capital position of both the Bank and the Banking Group which would be required if the second schedule of that Order was replaced by the second schedule of the Registered Bank Disclosure Statement (Full and Half-Year – New Zealand Incorporated Registered Banks) Order 2007 in respect of the relevant quarter.

2.               That the Banking Group does not conduct any non-financial activities that in aggregate are material relative to its total activities, where the term material is based on generally accepted accounting practice, as defined in the Financial Reporting Act 1993.

3.               That the Banking Group’s insurance business is not greater than 1% of its total consolidated assets. For the purposes of this condition:

(i)  Insurance business means any business of the nature referred to in section 4 of the Insurance Companies (Ratings and Inspections) Act 1994 (including those to which the Act is disapplied by sections 4(1)(a) and (b) and 9 of that Act), or any business of the nature referred to in section 3(1) of the Life Insurance Act 1908;

(ii) In measuring the size of the Banking Group’s insurance business:

(a)          Where insurance business is conducted by any entity whose business predominantly consists of insurance business, the size of that insurance business shall be:

•                  The total consolidated assets of the group headed by that entity;

•      Or if the entity is a subsidiary of another entity whose business predominantly consists of insurance business, the total consolidated assets of the group headed by the latter entity;

(b)   Otherwise, the size of each insurance business conducted by any entity within the Banking Group shall equal the total liabilities relating to that insurance business, plus the equity retained by the entity to meet the solvency or financial soundness needs of the insurance business;

(c)   The amounts measured in relation to parts a) and b) shall be summed and compared to the total consolidated assets of the Banking Group. All amounts in parts a) and b) shall relate to on balance sheet items only, and shall be determined in accordance with generally accepted accounting practice, as defined in the Financial Reporting Act 1993;

(d)   Where products or assets of which an insurance business is comprised also contain a non-insurance component, the whole of such products or assets shall be considered part of the insurance business.

4.               That aggregate credit exposures (of a non-capital nature and net of specific provisions) of the Banking Group to all connected persons do not exceed the rating-contingent limit outlined in the following matrix:

Credit Rating	Connected exposure limit (% of the Banking Group’s Tier 1 capital)
AA/Aa2 and above	75
AA-/Aa3	70
A+/A1	60
A/A2	40
A-/A3	30
BBB+/Baa1 and below	15

Within the rating-contingent limit, credit exposures (of a non-capital nature and net of specific provisions) to non-bank connected persons shall not exceed 15 percent of the Banking Group’s Tier 1 capital.

For the purposes of this condition of registration, compliance with the rating-contingent connected exposure limit is determined in accordance with the Reserve Bank of New Zealand document entitled ‘Connected Exposure Policy’ (BS8) dated March 2007.

5.               That exposures to connected persons are not on more favourable terms (e.g. as relates to such matters as credit assessment, tenor, interest rates, amortisation schedules and requirement for collateral) than corresponding exposures to non-connected persons.

6.               That the board of the Bank contains at least two independent directors and that alternates for those directors, if any, are also independent. In this context an independent director (or alternate) is a director (or alternate) who is not an employee of the Bank, and who is not a director, trustee, or employee of any holding company (as that term is defined in section 5 of the Companies Act 1993) of the Bank, or any other entity capable of controlling or significantly influencing the Bank.

7.               That the chairperson of the Bank’s board is not an employee of the Bank.

8.               That the Bank’s constitution does not include any provision permitting a director, when exercising powers or performing duties as a director, to act other than in what he or she believes is the best interests of the company (i.e. the Bank).

9.               That a substantial proportion of the Bank’s business is conducted in and from New Zealand.

10.         That none of the following actions may be taken except with the consent of the Reserve Bank:

(i)      Any transfer to another person or entity (other than the Bank or any member of the Banking Group which is incorporated in, and operating in, New Zealand) of all or a material part of any business (which term shall include the customers of the business) carried on by the Bank (or any member of the Banking Group); and

(ii)              Any transfer or change by which all or a material part of the management, operational capacity or systems of the Bank (or any member of the Banking Group) is transferred to, or is to be performed by, another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iii)           Any action affecting, or other change in, the arrangements by which any function relating to any business carried on by the Bank (or any member of the Banking Group) is performed, which has or may have the effect that all or a material part of any such function will be performed by another person or entity other than the Bank (or any member of the Banking Group which is incorporated in, and operating in, New Zealand); and

(iv)          Any action that prohibits, prevents or restricts the authority or ability of the board of the Bank or any statutory manager of the Bank (or the board of any member of the Banking Group or any statutory manager of any member of the Banking Group) to have unambiguous legal authority and practical ability to control and operate any business or activity of the Bank (or any member of the Banking Group).

11.         That no appointment of any director, chief executive officer, or executive who reports or is accountable directly to the chief executive officer, shall be made in respect of the Bank unless:

(i)                 The Reserve Bank has been supplied with a copy of the curriculum vitae of the proposed appointee, and

(ii)              The Reserve Bank has advised that it has no objection to that appointment.

12.         (i)     That the management of the Bank by its chief executive officer shall be carried out solely under the direction and supervision of the board of directors of the Bank.

(ii)              That the employment contract of the chief executive officer of the Bank shall be with the Bank. The chief executive officer’s responsibilities shall be owed solely to the Bank and the terms and conditions of the chief executive officer’s employment agreement shall be determined by, and any decision relating to the employment or termination of employment of the chief executive officer shall be made by, the board of directors of the Bank.

(iii)           That all staff employed by the Bank shall have their remuneration determined by (or under the delegated authority of) the chief  executive officer of the Bank and be accountable (directly or indirectly) solely to the chief executive officer of the Bank.

13.         (i)     That no later than 31 December 2005 the Bank shall locate and continue to operate in New Zealand the Bank’s domestic system and the board of directors of the Bank will have legal and practical ability to control the management and operation of the domestic system.

(ii)              That in respect of the international system the board of directors of the Bank will, no later than 30 June 2007, have legal and practical ability to control the management and operation of the international system.

For the purposes of these conditions of registration, the term ‘Banking Group’ means ANZ National Bank Limited’s financial reporting group (as defined in section 2(1) of the Financial Reporting Act 1993).

For the purposes of these conditions of registration, the term ‘domestic system’ means all property, assets, systems and resources (including in particular (but without limitation) the management, administrative and information technology systems) owned, operated, or used, by the Bank supporting, relating to, or connected with:

(a)     the New Zealand dollar accounts and channels servicing the consumer banking market (but potentially also other customer segments); and

(b)    the general ledger covering subsidiary ledgers for (a) above, together with a daily updated summary of the subsidiary ledgers running on the international system; and

(c)     any other functions, operations or business of, or carried on by, the Bank (now or at any time in the future) that are not included in, or form part of, the international system;

other than property, assets, systems and resources that are not material to the domestic system, both individually and in aggregate.

For the purposes of these conditions of registration the term ‘international system’ means those systems of the Bank generally having one or more of the following characteristics:

(a)            supports foreign currency accounts/transactions;

(b)           supports cross-border trade, payments and other transactions;

(c)            supports businesses that operate in global markets;

(d)    supports accounts and transactions undertaken by institutions, corporates and banks;

(e)     used to manage large, volatile risk businesses which operate on a global basis;

(f)                used to service customers who conduct accounts and transactions with the Bank in multiple countries;

(g)    used by the non-Bank subsidiary companies

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

CREDIT RATING INFORMATION

The Bank has two current credit ratings, which are applicable to its long-term senior unsecured obligations which are payable in New Zealand in New Zealand dollars. The credit ratings are:

Standard & Poor’s	AA

Moody’s Investors Service	Aa3

The Standard & Poor’s rating was issued on 22 February 2007. On this date Standard & Poor’s revised the Bank’s rating to AA from AA-. There have been no other changes in the credit rating issued in the past two years ended 31 March 2007. The rating is not subject to any qualifications.

The Moody’s Investors Service rating was issued on 31 July 2000. There have been no changes in the credit rating issued in the past two years ended 31 March 2007. The rating is not subject to any qualifications.

The following is a description of the major ratings categories by Ratings Agency:

Standard & Poor’s – Credit rating scale for long-term ratings:

Ratings scale	Description

AAA	Extremely strong capacity to pay interest and repay principal in a timely manner. Highest rating assigned.

AA	Very strong capacity to pay interest and repay principal in a timely manner. This differs from the highest rating only in a small degree.

A

Strong capacity to pay interest and repay principal in a timely manner, but may be more susceptible to the adverse effects of changes in circumstances and economic conditions than higher rated entities.

BBB

Adequate capacity to pay interest and repay principal in a timely manner, however adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity to meet debt servicing commitments than higher rated entities.

BB

A degree of speculation exists with respect to the ability of an entity with this credit rating to pay interest and repay principal in a timely manner. Adverse business, financial, or economic conditions could impair the borrower’s capacity to meet debt service commitments in a timely manner.

B

Entities rated B are more vulnerable to adverse business, financial or economic conditions than entities in higher rating categories. Adverse business, financial or economic conditions will likely impair the borrower’s capacity or willingness to meet debt service commitments in a timely manner.

CCC

Entities rated CCC are currently vulnerable to default and are dependent on favourable business, financial and economic conditions to meet debt service commitments in a timely manner. In the event of adverse business, financial or economic conditions the entity is likely to default.

CC	Entities rated CC are currently highly vulnerable to non-payment of interest and principal.

C	Entities rated C have filed a bankruptcy petition or taken similar action, but payment of obligations are being continued.

D	D rated entities are in default. This is assigned when interest or principal payments are not made on the date due or when an insolvency petition or a request to appoint a receiver is filed.

Plus (+) or Minus (-): The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Moody’s Investors Service – Credit rating scale for long-term ratings:

Ratings scale	Description

Aaa

Judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as ‘gilt edged’. Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualised are most unlikely to impair the fundamentally strong position of such issues.

Aa

Judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A

Possess many favourable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa

Considered as medium-grade obligations (i.e. they are neither highly protected nor poorly secured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack outstanding investment characteristics and in fact have speculative characteristics as well.

Ba

Judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterises bonds in this class.

B	Generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa	These bonds are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca	Represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C	These are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Moody’s Investors Service bond ratings, where specified, are applied to financial contracts, senior bank obligations and insurance company senior policyholder and claims obligations with an original maturity in excess of one year.

Moody’s Investors Service applies numerical modifiers 1, 2 and 3 in each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

DIRECTORS’ STATEMENT for the six months ended 31 March 2007

Directors’ Statement

As at the date on which this Disclosure Statement is signed, after due enquiry, each Director believes that:

(i)             The Disclosure Statement contains all the information that is required by the Registered Bank Disclosure Statement (Full and Half Year – New Zealand Incorporated Registered Banks) Order 2007;

(ii)          The Disclosure Statement is not false or misleading.

Over the six months ended 31 March 2007, after due enquiry, each Director believes that:

(i)             ANZ National Bank Limited has complied with the Conditions of Registration;

(ii)          Credit exposures to connected persons were not contrary to the interests of the Banking Group;

(iii)       ANZ National Bank Limited had systems in place to monitor and control adequately the Banking Group’s material risks, including credit risk, concentration of credit risk, interest rate risk, currency risk, equity risk, liquidity risk and other business risks, and that those systems were being properly applied.

This General Disclosure Statement is dated, and has been signed by or on behalf of all Directors of the Bank on, 1 May 2007. On that date, the Directors of the Bank were:

Dr R J Edgar

N M T Geary, CBE

G K Hodges

J McFarlane, OBE

R A McLeod

P R Marriott

Sir Dryden Spring

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

INDEPENDENT REVIEW REPORT for the six months ended 31 March 2007

Independent Review Report to the Directors of ANZ National Bank Limited

We have reviewed the interim financial statements, including supplementary information, on pages 4 to 85 in accordance with the Review Engagement Standards issued by the New Zealand Institute of Chartered Accountants. The interim financial statements and supplementary information provide information about the past financial performance and financial position of ANZ National Bank Limited (the ‘Registered Bank’) and its subsidiary companies (the ‘Banking Group’) as at 31 March 2007. This information is stated in accordance with accounting policies set out on pages 8 to 15.

The supplementary information is disclosed in accordance with clauses 12(3), 12(4) and 14A of the Registered Bank Disclosure Statement (Full and Half – Year – New Zealand Incorporated Registered Banks) Order 2007 (the ‘Order’).

Directors’ responsibilities

The Directors are responsible for the preparation of interim financial statements in accordance with clause 12(2) of the Order which give a true and fair view of the financial position of the Registered Bank and Banking Group as at 31 March 2007 and the results of its operations and cash flows for the six months ended on that date.

They are also responsible for the preparation of supplementary information which:

•         gives a true and fair view, in accordance with clause 12(3) and 14A of the Order, of the matters to which it relates; and

•         complies with Schedules 7 and 8, in accordance with clause 12(4) of the Order.

Reviewers’ responsibilities

It is our responsibility to independently review the interim financial statements including supplementary information presented by the Directors and state to you whether anything has come to our attention that would cause us to believe that the interim financial statements or supplementary information do not present a true and fair view of the matters to which they relate, in accordance with clause 15(2) of the Order.

Basis of opinion

A review is limited primarily to enquiries of Banking Group personnel and analytical review procedures applied to the financial data, and thus provides less assurance than an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

Our firm has provided other services to the Registered Bank and Banking Group in relation to other audit related services. Partners and employees of our firm may also deal with the Registered Bank and Banking Group on normal terms within the ordinary course of trading activities of the business of the Registered Bank and Banking Group. There are, however, certain restrictions on borrowings which the partners and employees of our firm can have with the Registered Bank and Banking Group. These matters have not impaired our independence as auditors of the Registered Bank and Banking Group. The firm has no other relationship with, or interest in, the Registered Bank and Banking Group.

Review Opinion

Based on our review nothing has come to our attention that would cause us to believe that:

•                           the interim financial statements on pages 4 to 85 do not present a true and fair view of the financial position of the Registered Bank and Banking Group as at 31 March 2007 and the results of their operations and cash flows for the six months ended on that date in accordance with New Zealand equivalent to International Accounting Standard 34, Interim Financial Reporting; and

•                           the supplementary information disclosed in accordance with clause 12(3) and 14A of the Order does not present a true and fair view of the matters to which it relates; and

•                           the supplementary information disclosed in accordance with clause 12(4) of the Order does not comply with Schedules 7 and 8 of the Order.

Our review was completed on 1 May 2007 and our review opinion is expressed as at that date.

Wellington

ANZ NATIONAL BANK LIMITED AND SUBSIDIARY COMPANIES

GENERAL DISCLOSURE STATEMENT for the six months ended 31 March 2007

Index

General Disclosures
Summary of Financial Statements
Income Statements
Statements of Recognised Income and Expenses
Balance Sheets
Cash Flow Statements
1	Accounting Policies
2	Critical Estimates and Judgements Used in
Applying Accounting Policies
3	Risk Management Policies
4	Income
5	Expenses
6	Income Tax Expense
7	Liquid Assets
8	Due from Other Financial Institutions
9	Trading Securities
10	Discontinued Operations
11	Derivative Financial Instruments
12	Available-For-Sale Assets
13	Net Loans and Advances
14	Impaired Assets, Past Due Assets and Other Assets Under Administration
15	Provision for Credit Impairment
16	Investment for Controlled Entities, Associates and Jointly Controlled Entities
17	Other Assets
18	Deferred Tax Assets
19	Premises and Equipment
20	Goodwill and Other Intangible Assets
21	Due to Other Financial Institutions
22	Deposits and Other Borrowings
23	Payables and Other Liabilities
24	Deferred Tax Liabilities
25	Provisions
26	Bonds and Notes
27	Related Party Funding
28	Loan Capital
29	Ordinary Share Capital
30	Reserves and Retained Profits
31	Capital Adequacy
32	Financial Risk Management
33	Fair Value of Financial Assets and Liabilities
34	Maturity Analysis of Assets and Liabilities
35	Interest Sensitivity Gap and Weighted Average Interest Rates
36	Concentrations of Credit Risk
37	Foreign Currency Risk
38	Concentrations of Funding
39	Market Risk
40	Securitisation, Funds Management, Other Fiduciary Activities and the Marketing and Distribution of Insurance Products
41	Contingent Liabilities and Credit Related Commitments
42	Commitments
43	Interest Earning and Discount Bearing Assets and Liabilities
44	Segmental Analysis
45	Notes to the Cash Flow Statements
46	Related Party Transactions
47	Controlled Entities, Associates and Interests in Jointly Controlled Entities
48	Parent Company and Ultimate Parent Company
49	Subsequent Events
50	Employee Share and Option Plans
51	Retirement Benefit Obligations
Directorate and Auditors
Conditions of Registration
Credit Rating Information
Directors’ Statement
Audit Review Report